Exhibit 99.58

AMENDMENT AGREEMENT

THIS AMENDMENT AGREEMENT (the “Agreement”) is dated as of July 23, 2020,

BETWEEN:

FIRE & FLOWER HOLDINGS CORP., a corporation existing under the laws of Canada and having its registered office in the City of Toronto, in the Province of Ontario (hereinafter referred to as the “Corporation”);

- and -

2707031 ONTARIO INC., a corporation existing under the laws of the Province of Ontario and having its registered office in the City of Toronto, in the Province of Ontario (hereinafter referred to as the “Investor”);

WHEREAS the Investor holds the Debentures (as defined herein) and the Warrants (as defined herein);

AND WHEREAS the Investor and the Corporation wish to amend and restate the Original Debenture Certificate (as defined herein), the Original Warrant Certificates (as defined herein) and the Original Investor Rights Agreement (as defined herein) on the terms set out below;

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration the receipt and adequacy of which are acknowledged, the parties agree as follows.

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1 Defined Terms

For the purposes of this Agreement (including the recitals hereto), unless the context otherwise requires, the following terms shall have the respective meanings given to them, as set out below, and grammatical variations of such terms shall have corresponding meanings:

“Acquisition Proposal” means any written or oral offer, proposal, public announcement, inquiry or request for discussions or negotiations from any Person or group of Persons (other than the Investor) relating to (a) any direct or indirect acquisition or purchase (or any lease, long-term supply agreement or other arrangement having the same economic effect as a purchase), in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Corporation and its Subsidiaries or 20% or more of the voting or equity securities (or rights or interests therein or thereto) of the Corporation or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue of the Corporation and its Subsidiaries; (b) any direct or indirect take-over bid, issuer bid, exchange offer, treasury issuance or other similar transaction that, if consummated, would cause a Person or group of Persons to exceed beneficially owning 20% or more of any class of voting or equity securities (in terms of number of securities or voting power calculated on a non-diluted basis) or any other equity interests (including securities convertible into or exercisable or exchangeable for equity interests) of the Corporation or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue of the Corporation and its Subsidiaries; or (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or any other similar transaction or series of transactions involving the Corporation or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue of the Corporation and its Subsidiaries.

“Acting Jointly or In Concert” means a Person acting jointly or in concert with another Person or Persons within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids.

“Additional Financing” has the meaning specified in Section 5.4.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly, controls, or is controlled by, or is under common control with, such Person.

“Amended and Restated Certificates” has the meaning specified in Section 2.3(2)(b)(ii).

“Amendment Effective Date” means the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Section 3.1 and Section 3.2 (other than the delivery of items to be delivered on the Amendment Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until the Amendment Effective Date) or such other date mutually agreed to by the Investor and the Corporation.

“Amendments” has the meaning specified in Section 2.1.

“Applicable Law” means any law (including common law and equity), any international or other treaty, any domestic or foreign constitution or any multinational, federal, provincial, territorial, state, municipal, county or local statute, law, ordinance, code, rule, regulation, Order (including any Securities Laws or requirements of stock exchanges and any consent decree or administrative Order), or Authorization of a Governmental Body in any case applicable to any specified Person, property, transaction or event, or any such Person’s property or assets.

“Authorization” means any authorization, approval, consent, concession, exemption, license, lease, grant, permit, franchise, right, privilege or no-action letter from any Governmental Body having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s property or business and affairs or from any Person in connection with any easements, contractual rights or other matters.

“Board” means the Board of Directors of the Corporation.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Toronto, Ontario, or Montréal, Québec are authorized or obligated by law to close.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases or financing leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Change in Recommendation” has the meaning specified in Section 6.5(1)(d).

“Common Shares” means the common shares which the Corporation is authorized to issue.

“Consultation Notice” has the meaning specified in Section 5.4. “Consultation Period” has the meaning specified in Section 5.4. “Corporation” has the meaning specified in the recitals.

“Debentures” means the $25,989,985.42 aggregate principal amount of 8% convertible unsecured debentures of the Corporation held by the Investor as at the date of this Agreement.

“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada, including, for certainty, International Financial Reporting Standards (IFRS), Accounting Standards for Private Enterprises (ASPE), Accounting Standards for Not-for-Profit Organisations and Accounting Standards for Pension Plans, as applicable, (each only to the extent adopted by the Canadian Institute of Chartered Accountants Accounting Standards Board (“CICA”) or any successor thereto as generally accepted accounting principles in Canada and then subject to such modifications thereto as are agreed by CICA).

“Governmental Body” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities or stock exchange.

“Indebtedness” means all present and future obligations and indebtedness of a Person, whether direct or indirect, absolute or contingent, including all indebtedness for borrowed money, all obligations which are due and payable in respect of swap or hedging arrangements and all other liabilities which in accordance with GAAP would appear on the liability side of a balance sheet (other than items of capital, retained earnings and surplus or deferred tax reserves);

“Interim Period” has the meaning specified in Section 5.1. “Investor” has the meaning specified in the recitals.

“Investor Rights Agreement” means the amended and restated investor rights agreement to be entered into between the Investor and the Corporation as at the Amendment Effective Date, a copy of which is attached hereto as Schedule “G”.

“Locked-Up Shareholders” means each of Trevor Fencott, Millstone Investment Holdings Inc., Millstone Investment Limited Partnership, Millstone Ventures Ltd., JNZS Consulting Inc., JNZS Holdings Inc. and Donald Wright, each of which have agreed to vote in favour of the Amendments all of the Common Shares held or controlled by them, subject to the terms and conditions of the applicable Voting Support Agreements.

“Meeting” has the meaning specified in Section 5.6(1). “Notice” has the meaning specified in Section 6.2(1).

“Order” means any order, directive, decree, judgment, ruling, award, injunction, direction or request of any Governmental Body or other decision-making authority of competent jurisdiction.

“Original Debenture Certificate” means the certificate dated August 7, 2019 representing the Debentures.

“Original Investor Rights Agreement” means the investor rights agreement between the Corporation and the Investor dated August 7, 2019.

“Original Series A Warrant Certificate” means the certificate dated August 7, 2019 representing the Series A Warrants, as amended on April 28, 2020.

“Original Series B Warrant Certificate” means the certificate dated August 7, 2019 representing the Series B Warrants, as amended on April 28, 2020.

“Original Series C Warrant Certificate” means the certificate dated August 7, 2019 representing the Series C Warrants, as amended on April 28, 2020.

“Original Warrant Certificates” means, collectively, the Original Series A Warrant Certificate, the Original Series B Warrant Certificate and the Original Series C Warrant Certificate.

“Outside Date” means December 31, 2020.

“Permitted Secured Debt” means, in respect of the Issuer or any subsidiary of the Issuer, the following:

(a)	Capital Lease Obligations, provided that the aggregate principal amount of Indebtedness permitted by this clause (a) shall not exceed $250,000 in the aggregate at any time; and

(b)	Indebtedness secured by Purchase Money Security Interests, provided that the aggregate principal amount of Indebtedness permitted by this clause (b) shall not exceed $500,000 in the aggregate at any time.

“Person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, Governmental Bodies or any other type of organization or entity, whether or not a legal entity.

“Purchase Money Security Interest” means security interests granted or assumed to finance the purchase of any property or asset where (i) the security interest is granted at the time of or within 60 days after the purchase, and (ii) the security interest is limited to the property and assets acquired, and the Indebtedness represented by all Purchase Money Security Interests is permitted under paragraph (b) of the definition of “Permitted Secured Debt”.

“Representative” means, in respect of the Corporation, its Subsidiaries and Affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors).

“Securities Laws” means all applicable securities laws and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, Orders, blanket rulings and other regulatory instruments of the Securities Regulators, and all rules and policies of the TSX and any other stock exchange on which securities of the Corporation are traded.

“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in each of the provinces of Canada and in any other jurisdictions whose Securities Laws are applicable to the Corporation.

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

“Series A Warrants” means the 34,158,027 Series A warrants of the Corporation and any applicable Subsequent Warrants issued to the Investor pursuant to the Original Series A Warrant Certificate.

“Series B Warrants” means the 67,175,541 Series B warrants of the Corporation and any applicable Subsequent Warrants issued to the Investor pursuant to the Original Series B Warrant Certificate.

“Series C Warrants” means the 133,390,789 Series C warrants of the Corporation and any applicable Subsequent Warrants issued to the Investor pursuant to the Original Series C Warrant Certificate.

“Subsequent Warrants” means any additional Warrants issued to the Investor between the date hereof and the Amendment Effective Date pursuant to section 3.5 of the Original Investor Rights Agreement.

“Subsidiaries” means, collectively, Fire & Flower Inc., 11180703 Canada Inc., Hifyre Inc., 10926671 Canada Ltd., 2727765 Ontario Inc. and 2676053 Ontario Limited.

“TSX” means the Toronto Stock Exchange or any successor thereto.

“Voting Support Agreements” means, collectively, the voting support agreements substantially in the form attached hereto as Schedule “H” dated as of the date hereof between the Investor and each of the Locked-Up Shareholders.

“Warrants” means, collectively, the Series A Warrants, the Series B Warrants and the Series C Warrants.

Section 1.2 Certain Rules of Interpretation

In this Agreement, unless otherwise specifically provided or unless the context otherwise requires:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to a “clause”, “Section” or “Article” followed by a number or letter refer to the specified clause, Section or Article of this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular shall include the plural and vice versa, and words importing gender shall include all genders;

(e)	the words “including”, “includes” and “include” shall be deemed to be followed by the words “without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement, and references to a party in this Agreement mean such party or its successors or permitted assigns;

(g)	references to agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement;

(h)	references to statutes or regulations are to be construed as including all statutory and regulatory provisions consolidating, amending, supplementing, interpreting or replacing the statute or regulation referred to; and

(i)	whenever any payment is required to be made, action is required to be taken or period of time is to expire on a day other than a Business Day, the date on which such payment shall be made, action shall be taken or period shall expire shall be the next following Business Day.

Section 1.3 Control

The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

Section 1.4 Currency

All references in this Agreement to currency or to “$”, unless otherwise expressly indicated, shall be to Canadian dollars.

Section 1.5 Time of Essence

Time shall be of the essence of this Agreement.

Section 1.6 Knowledge

For the purposes of this Agreement, with respect to any matter, the knowledge of the Corporation shall mean the actual knowledge of any of directors and officers of the Corporation and all information which ought to have been known by any of them after conducting a reasonable inquiry into the matters in question, whether or not any such inquiry was actually made.

ARTICLE 2

AMENDMENTS

Section 2.1 Amendments

Subject to the terms and conditions of this Agreement, the Investor and the Corporation hereby agree that the Original Debenture Certificate, the Original Series A Warrant Certificate, the Original Series B Warrant Certificate and the Original Series C Warrant Certificate shall be amended and restated in the forms set out in Schedules “C”, “D”, “E” and “F”, respectively (collectively, the “Amendments”), effective on the Amendment Effective Date.

Section 2.2 Voting Support Agreements

The Corporation shall, concurrently with the execution and delivery to the Investor of this Agreement, deliver to the Investor duly executed Voting Support Agreements from each of the Locked-Up Shareholders, in respect of all Common Shares beneficially owned by them or under their direction or control.

Section 2.3 Amendment Effective Date and Deliverables

(1)	The Amendments shall become effective on the Amendment Effective Date, subject to satisfaction or waiver by the relevant parties of the conditions described in Section 3.1 and Section 3.2 below.

(2)	On the Amendment Effective Date:

(a)	the Investor shall:

	(i)	execute and deliver the Investor Rights Agreement to the Corporation;

	(ii)	deliver an executed signature page to each of the Amended and Restated Certificates acknowledging and agreeing to the terms thereof;

	(iii)	deliver for cancellation, each of the Original Debenture Certificate, the Original Series A Warrant Certificate, the Original Series B Warrant Certificate and the Original Series C Warrant Certificate; and

	(iv)	deliver a certificate from a duly authorized officer of the Investor with respect to the satisfaction of the conditions precedent to the Amendments set forth in Section 3.2.

(b)	the Corporation shall:

	(i)	execute and deliver the Investor Rights Agreement to the Investor;

	(ii)	deliver the certificates representing the Debentures and the Warrants, as amended and restated pursuant to the Amendments (collectively, the “Amended and Restated Certificates”), in accordance with the delivery instructions and registered in accordance with the registration and delivery instructions to be provided by the Investor not less than five (5) Business Days prior to the Amendment Effective Date;

	(iii)	deliver a certificate from a duly authorized officer of the Corporation certifying: (i) the constating documents of the Corporation; (ii) the incumbency of certain officers of the Corporation; (iii) the resolutions of the Board approving the Amendments, the execution, delivery and performance of the Corporation’s obligations under this Agreement and the issuance by the Corporation of the Amended and Restated Certificates; and

	(iv)	deliver a certificate from a duly authorized officer of the Corporation with respect to the satisfaction of the conditions precedent to the Amendments set forth in Section 3.1.

ARTICLE 3

CONDITIONS PRECEDENT TO AMENDMENTS

Section 3.1 Conditions in favour of the Investor

The effectiveness of the Amendments shall be subject to the following conditions being satisfied by the Amendment Effective Date, which conditions are for the sole benefit of the Investor and which may be waived, in whole or in part, by the Investor only its sole discretion:

(a)	Representations and Warranties. The representations and warranties of the Corporation set out in Schedule “B” that:

	(i)	are qualified by materiality, the expressions “material”, “materially and adversely”, or “material adverse effect”, or any other similar qualifiers shall be true and correct in all respects as so qualified; and

	(ii)	are not qualified by materiality, the expressions “material”, “materially and adversely”, or “material adverse effect”, or any other similar qualifiers shall be true and correct in all material respects, in each case, both as of the date of this Agreement and as of the Amendment Effective Date, as though made on and as of the Amendment Effective Date (except, with respect to the foregoing paragraphs (i) and (ii), to the extent such representations and warranties expressly speak of a specified date, in which case such representations and warranties shall be true and correct in the manner set forth in the foregoing paragraphs (i) and (ii), as applicable, as of such specified date).

(b)	Performance of Terms, Covenants and Conditions. All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Corporation on or before the Amendment Effective Date shall have been complied with or performed on or before the times contemplated in this Agreement.

(c)	TSX Approval. The TSX shall have conditionally approved the Amendments and shall have issued a conditional approval letter evidencing the approval of the TSX to same, with only such conditions as are customary for amendments of this nature, and such approval shall remain in full force and effect, unamended, modified, revoked or terminated as of the Amendment Effective Date.

(d)	Shareholder Approval. The Amendments shall have been approved by the holders of the Common Shares on the terms and conditions specified by the TSX.

(e)	Other Third Party Consents. All consents, approvals and waivers that (i) become required as a result of a change of law after the date hereof in order for the Amendments to become effective without a breach of any such law, or (ii) are required by a Governmental Body in connection with the Authorizations required for, or relating to, the business of the Corporation and its Affiliates in order for the Amendments to become effective, in each case shall have been obtained, and if such consents, approvals and waivers are granted subject to conditions, such conditions shall be satisfactory to the Investor, acting reasonably.

(f)	No Legal Action. No action or proceeding shall be pending by any Person in any jurisdiction, and no Order or notice will have been made, issued or delivered by any Governmental Body, seeking to enjoin, restrict or prohibit or enjoining, restricting or prohibiting, on a temporary or permanent basis any of the Amendments or imposing any temporary or permanent terms or conditions on any of the Amendments.

(g)	Amendment Documents. The Corporation shall have delivered all of the documents required to be delivered pursuant to Section 2.3(2)(b).

Section 3.2 Conditions in favour of the Corporation

The effectiveness of the Amendments shall be subject to the following conditions being satisfied by the Amendment Effective Date, which conditions are for the sole benefit of the Corporation and which may be waived, in whole or in part, by the Corporation only its sole discretion:

(a)	Representations and Warranties. The representations and warranties of the Investor set out in Schedule “A” that:

	(i)	are qualified by materiality, the expressions “material”, “materially and adversely”, or “material adverse effect”, or any other similar qualifiers shall be true and correct in all respects as so qualified; and

	(ii)	are not qualified by materiality, the expressions “material”, “materially and adversely”, or “material adverse effect”, or any other similar qualifiers shall be true and correct in all material respects, in each case, both as of the date of this Agreement and as of the Amendment Effective Date, as though made on and as of the Amendment Effective Date (except, with respect to the foregoing paragraphs (i) and (ii), to the extent such representations and warranties expressly speak of a specified date, in which case such representations and warranties shall be true and correct in the manner set forth in the foregoing paragraphs (i) and (ii), as applicable, as of such specified date).

(b)	Performance of Terms, Covenants and Conditions. All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Investor before the Amendment Effective Date shall have been complied with or performed on or before the times contemplated in this Agreement.

(c)	TSX Approval. The TSX shall have conditionally approved the Amendments and shall have issued a conditional approval letter evidencing the approval of the TSX to same, with only such conditions as are customary for amendments of this nature, and such approval shall remain in full force and effect, unamended, modified, revoked or terminated as of the Amendment Effective Date.

(d)	Shareholder Approval. The Amendments shall have been approved by the holders of the Common Shares on the terms and conditions specified by the TSX.

(e)	Other Third Party Consents. All consents, approvals and waivers that (i) become required as a result of a change of law after the date hereof in order for the Amendments to become effective without a breach of any such law, or (ii) are required by a Governmental Body in connection with the Authorizations required for, or relating to, the business of the Corporation and its Affiliates in order for the Amendments to become effective, in each case shall have been obtained, and if such consents, approvals and waivers are granted subject to conditions, such conditions shall be satisfactory to the Corporation, acting reasonably.

(f)	No Legal Action. No action or proceeding shall be pending by any Person in any jurisdiction, and no Order or notice will have been made, issued or delivered by any Governmental Body, seeking to enjoin, restrict or prohibit or enjoining, restricting or prohibiting, on a temporary or permanent basis any of the Amendments or imposing any temporary or permanent terms or conditions on any of the Amendments.

(g)	Amendment Documents. The Investor shall have delivered all of the documents required to be delivered pursuant to Section 2.3(2)(a).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties of the Investor

The Investor hereby represents and warrants to the Corporation, as of the date of this Agreement and as of the Amendment Effective Date, as set forth on Schedule “A”.

Section 4.2 Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Investor, as of the date of this Agreement and as of the Amendment Effective Date, as set forth on Schedule “B”.

Section 4.3 Survival of Representations and Warranties

The representations and warranties of the Corporation and the Investor contained in this Agreement shall not expire upon the Amendment Effective Date but shall:

(a)	in the case of the representations and warranties of the Investor and the Corporation, survive the Amendment Effective Date for a period of two (2) years; and

(b)	with respect to a claim for any breach of any of the representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant hereto involving fraud, survive the Amendment Effective Date for an indefinite period of time.

If a bona fide notice of a claim under a representation and warranty of a party shall have been made in writing before the relevant date set out above, the representation and warranty to which such notice applies will survive in respect of that claim until final determination or settlement of the claim.

ARTICLE 5

INTERIM PERIOD COVENANTS

Section 5.1 Interim Period

For the purpose of this Agreement, the “Interim Period” is the period commencing at 12:01 a.m. (Toronto time) on the date of this Agreement and ending on the earlier of (i) the Amendment Effective Date, and (ii) the termination of this Agreement.

Section 5.2 Interim Period Covenants

During the Interim Period, except as otherwise set forth in this Agreement or as otherwise consented to by the Investor (which consent will not be unreasonably withheld, conditioned or amend the articles of the Corporation;

(a)	adopt a plan of complete or partial liquidation, dissolution, restructuring, arrangement, recapitalization or other reorganization;

(b)	purchase, redeem or otherwise acquire any outstanding shares of the Corporation other than in accordance with their terms;

(c)	take any action that would materially delay, prohibit or impede the Amendments or the transactions contemplated by the Investor Rights Agreement;

(d)	enter into or otherwise engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate with any Person (other than the Investor or any of its Affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, it being acknowledged and agreed that the Corporation may communicate with any Person for purposes of advising such Person of the restrictions in this Agreement;

(e)	solicit or initiate any inquiries, proposals or offers that constitutes, or that may reasonably be expected to lead to, any Acquisition Proposal;

(f)	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Investor, the approval or recommendation of this Agreement or the Amendments by the Board or any of its committees;

(g)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal;

(h)	release any Person from or waive or otherwise forebear in the enforcement of any confidentiality or standstill agreement or any other agreement with such Person that would facilitate the making or implementation of any Acquisition Proposal; or

(i)	agree in writing to take any of the foregoing actions.

Section 5.3 Representative Compliance with Interim Period Covenants

The Corporation shall ensure that its Representatives are aware of the prohibitions in Section 5.2 and the Corporation shall be responsible for any breach of Section 5.2 by its Representatives.

Section 5.4 Additional Financings

The Investor and the Corporation acknowledge that their intent during the Interim Period is to discuss any financing requirements of the Corporation from time to time before seeking other financing offers or opportunities from third parties. During the Interim Period, other than for any Permitted Secured Debt, the Corporation shall, at least ten (10) Business Days prior to executing any binding letter of intent, term sheet, commitment letter or other document or agreement, or engaging in any exclusive negotiation with any Person, in connection with any equity, quasi-equity or debt financing of the Corporation or any of its subsidiaries, including any ATM offering or “bought deal” financing (each an “Additional Financing”), provide the Investor with written notice of its intention to complete an Additional Financing (a “Consultation Notice”), and which Consultation Notice shall include the anticipated size and pricing of the Additional Financing (which, in each case, may be expressed as a range or with reference to the market price). During the ten (10) Business Days following the delivery of a Consultation Notice to the Investor (the “Consultation Period”), the Corporation shall consult with the Investor diligently and in good faith and such consultation shall include good faith discussions with respect to the financing requirements of the Corporation and its subsidiaries at such time, the availability of alternative financing sources and the opportunity for the Investor to, during the Consultation Period, offer to provide all or part of such Additional Financing or any alternative financing. Following the Consultation Period and subject to the terms of any confidentiality or non-disclosure agreement entered into by the Corporation, the Corporation shall keep the Investor reasonably informed in a timely manner of any material development in connection with such Additional Financing including any material change to the terms thereof. For certainty, following the Consultation Period in respect of any Additional Financing, the Corporation shall not require the consent from the Investor pursuant to this Agreement with respect to the entering into of any document or agreement in respect of such Additional Financing.

The Investor and the Corporation agree that in the event any additional Series A Warrants are issued during the Interim Period as a result of any Additional Financing (pursuant to the terms of the Original Investor Rights Agreement), such Series A Warrants shall be treated as Series A-3 Warrants (as contemplated by the Form of Amended and Restated Series A Warrant Certificate attached hereto as Schedule “D”) on the Amendment Effective Date.

Section 5.5 TSX Approval

The Corporation will make application to the TSX for the approval of the Amendments. The Corporation shall make such further filings and pay all related fees as are necessary in connection with such approval. The Investor shall, promptly following execution of this Agreement, prepare and deliver to the Corporation for delivery to the TSX any documents and other filings as the TSX may require from the Investor for the purpose of approving the Amendments.

Section 5.6 Shareholder Approval

(1)	The Corporation shall convene and conduct a special meeting (or an annual and special meeting) of the holders of Common Shares for the purpose of approving the Amendments (the “Meeting”) in accordance with the Corporation’s constating documents and Applicable Laws as soon as reasonably practicable, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of the Investor, except as required for quorum purposes (in which case, the Meeting shall be adjourned and not cancelled) or as required by Applicable Law or by a Governmental Body. Any management information circular circulated by the Corporation to the holders of the Common Shares in advance of the Meeting shall include a statement that each Locked-Up Shareholder has agreed to vote all of the Common Shares held by such Persons in favour of the Amendments, as well as a recommendation of the Board that the holders of Common Shares vote in favour of the Amendments.

(2)	Subject to any Applicable Laws, including Securities Laws, the Corporation agrees to use its commercially reasonable efforts to take any and all actions necessary or advisable to secure the votes of those holders of Common Shares in favour of the Amendments for the purpose of approving the Amendments, provided that nothing in this Section 5.6 shall require the Corporation to retain a proxy solicitor in order to obtain shareholder approval of the Amendments.

Section 5.7 Notification

During the Interim Period, the Corporation will promptly inform the Investor at first orally, and then promptly in writing, of the full particulars of any material change (whether actual, anticipated, threatened, contemplated, financial or otherwise) in the business, affairs, capital, operations, condition (financial or otherwise), prospects, properties or assets, liabilities (contingent or otherwise), or controls of the Corporation or any of its Subsidiaries.

Section 5.8 Notification of Acquisition Proposals

If the Corporation, receives, or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information that is made, or that may reasonably be perceived to be made, in connection with an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Corporation or its Subsidiaries, the Corporation shall promptly notify the Investor, at first orally, and then promptly and in any event within 48 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide the Investor with copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person. The Corporation shall keep the Investor informed on a current basis of the status of developments with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

ARTICLE 6

MISCELLANEOUS

Section 6.1 Disclosures and Public Announcements

(1)	Unless required by stock exchange rules or applicable Securities Laws, no party may disclose or make any public announcement of the terms of this Agreement and the Amendments without the written consent of the other party.

(2)	Each party acknowledges that a copy of this Agreement shall be required to be filed by the Corporation on SEDAR and consents to the filing of this Agreement; provided that the Corporation will consider, acting reasonably, any request by the Investor for redactions to, or confidential treatment of, such materials to the extent permitted under applicable Securities Laws.

Section 6.2 Notices

(1)	Addresses for Notice. Any notice, request, consent, acceptance, waiver or other communication required or permitted to be given under this Agreement (a “Notice”) shall be in writing and shall be given only by personal delivery, courier, or by email, which results in a written or printed notice being delivered to the applicable address set forth below:

(i)	in the case of the Investor, addressed to it at:

4204 Industriel Blvd.
Laval, Québec H7L 0E3

Attention:	Stéphane Trudel
Email:	[Redacted – Address Details]

With a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP

1501 McGill College Avenue, 26th Floor, Montréal, Québec H3A 3N9

Attention: Olivier Désilets & Sébastien Thériault

Email: [Redacted – Address Details]

(ii)	and in the case of the Corporation addressed to it at:

150 King Street West, Suite 308

Toronto, Ontario M5H 1J9

Attention: Trevor Fencott

Email: [Redacted – Address Details]

With a copy (which shall not constitute notice) to:

Dentons Canada LLP

77 King Street West, Suite 400, Toronto, Ontario M5K 0A1

Attention: Eric Foster

Email: [Redacted – Address Details]

(2)	Receipt of Notice. Any Notice:

	(a)	if personally delivered, shall be deemed to have been validly and effectively given and received on the date of delivery if received prior to 5:00 p.m. (Toronto time) on a Business Day, otherwise the date of delivery shall be deemed to be on the next Business Day following such date;

	(b)	if sent by courier, shall be deemed to have been validly and effectively given and received if received during business hours in the place of delivery, and if not, then at 9:00 a.m. on the next Business Day immediately following such date in the place of delivery; or

	(c)	if sent by e-mail transmission, will be deemed to have been received two hours after the time such transmission was sent, if such time falls within business hours in the place of delivery, or at 9:00 a.m. on the next Business Day immediately following such date in the place of delivery of the intended recipient.

(3)	Change of Address for Notice. By giving to the other party at least ten (10) days’ Notice, any party may, at any time and from time to time, change its address for delivery or communication for the purposes of this Section 6.2.

Section 6.3 Schedules

The following Schedules are incorporated into and form an integral part of this Agreement, and any reference to this Agreement includes the Schedules:

Schedule “A” Representations and Warranties of the Investor

Schedule “B” Representations and Warranties of the Corporation

Schedule “C” Form of Amended and Restated Debenture Certificate

Schedule “D” Form of Amended and Restated Series A Warrants Certificate

Schedule “E” Form of Amended and Restated Series B Warrants Certificate

Schedule “F” Form of Amended and Restated Series C Warrants Certificate

Schedule “G” Form of Investor Rights Agreement

Schedule “H” Form of Voting Support Agreement

Section 6.4 Expenses

Each party will be responsible for and bear all of its own costs and expenses incurred at any time in connection with the entering into of this Agreement and any other agreement contemplated hereby, as well as in respect of the transactions contemplated hereunder and thereunder.

Section 6.5 Termination

(1)	This Agreement may be terminated:

	(a)	by mutual written agreement executed by the Investor and the Corporation at any time prior to the Amendment Effective Date;

	(b)	on the Amendment Effective Date, upon written notice by either party, if any condition set out in Article 3 is not satisfied or waived on the Amendment Effective Date, or at any time after the date hereof if any event, fact, action or omission occurs which has the effect of causing any condition set out in Article 3 to not be capable of being satisfied by the Amendment Effective Date, unless the party who is entitled under Article 3 to waive such condition has waived such condition;

	(c)	upon written notice by either party, if the Amendment Effective Date has not occurred prior to the Outside Date; or

(d)

other than as permitted by Article 5, by the Investor in the event the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) within five (5) days after having been requested in writing by the Investor to do so, the Amendments, or takes no position or a neutral position with respect to an Acquisition Proposal for more than five (5) days after first learning of an Acquisition Proposal or takes any other action that is or becomes disclosed publicly and which can reasonably be interpreted to indicate that the Board does not unanimously support the Amendments and this Agreement or does not believe that the Amendments and this Agreement are in the best interest of the Corporation and its security holders (in each case, a “Change in Recommendation”), or the Board resolves or proposes to take any of the foregoing actions, provided, however, that the provisions of Section 4.3, Section 6.4, Section 6.5 and Section 6.10 shall survive the termination of this Agreement notwithstanding such termination.

(2)	Notwithstanding anything to the contrary herein, the termination of this Agreement will not relieve any party from any liability for any breach of this Agreement occurring prior to termination.

Section 6.6 Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding upon the parties, shall be binding upon their respective successors and permitted assigns and shall enure to the benefit of and be enforceable only by such successors and permitted assigns that have succeeded or which have received such assignment in the manner permitted by this Agreement and the other agreements scheduled hereto.

Section 6.7 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or email) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The signature of any of the parties may be evidenced by a facsimile or “pdf” copy of this Agreement bearing such signature.

Section 6.8 Severability

If one or more of the provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect under any Applicable Law, the validity, legality or enforceability of the remaining provisions hereof shall not be affected or impaired thereby. Each of the provisions of this Agreement is hereby declared to be separate and distinct.

Section 6.9 Assignment

None of the parties hereto may assign all or any part of its interest in or to this Agreement without the written consent of the other parties and any purported assignment without such consent is void.

Section 6.10 Governing Law

This Agreement is governed by, and is to be interpreted and enforced in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 6.11 Right to Injunctive Relief

Each of the parties hereby acknowledges and agrees that in the event of a breach or threatened breach of any of its covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies available to such party, each other party will be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security in connection with such action), and each of the parties hereby agrees not to plead sufficiency of damages as a defence in such circumstances.

Section 6.12 Further Assurances

Each of the parties hereto shall from time to time hereafter and upon any reasonable request of the other, execute and deliver, make or cause to be made all such further acts, deeds, assurances and things as may be required or necessary to more effectually implement and carry out the true intent and meaning of this Agreement.

Section 6.13 No Waiver

No waiver of any kind of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision (whether or not similar) nor shall any waiver constitute a continuing waiver unless otherwise expressed or provided.

[signature page follows]

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first herein written.

2707031 ONTARIO INC.

By:	(signed) “Stéphane Trudel”
Name:	Stéphane Trudel
Title:	President and Secretary

FIRE & FLOWER HOLDINGS CORP.

By:	(signed) “Trevor Fencott”
Name:	Trevor Fencott
Title:	President and Chief Executive Officer

Signature Page – Amendment Agreemen

SCHEDULE “A”

REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

The Investor represents and warrants to the Corporation as of the date hereof, and as of the Amendment Effective Date, as follows and acknowledges that the Corporation is relying on these representations and warranties in entering into this Agreement and consenting to the Amendments:

(a)	Organization, Power and Authority. The Investor is a corporation incorporated and organized and is validly existing under the laws of Ontario and has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement, including the Amendments.

(b)	Enforceable Agreement. This Agreement has been, and the Amendments will be, duly authorized, executed and delivered by the Investor and constitute valid and legally binding obligations of the Investor, enforceable against the Investor in accordance with their terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court.

(c)	Residency. The Investor is not a non-resident of Canada for purposes of the Income Tax Act (Canada), and the regulations thereunder.

(d)	No Consents Required. No consent, approval, Authorization, Order or agreement of, or registration, filing or qualification with, any Governmental Entity or other Person is required for the execution, delivery or performance of this Agreement and the Amendments by the Investor.

(e)	No Conflicts. The execution and delivery of this Agreement by the Investor will not: (i) conflict with or result in the violation or breach of any of the provisions of the constating documents or by-laws of the Investor; (ii) conflict with, or result in a breach, in any material respect, of, or constitute a default under, or result in the creation or imposition of any lien or right of any other Person upon any assets of the Investor pursuant to any agreement or other instrument to which the Investor is a party or by which the Investor is bound or to which any of the assets of the Investor is subject, or (iii) result in the violation of any Applicable Law to which the Investor must comply.

SCHEDULE “B”

REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

The Corporation represents and warrants to the Investor as of the date hereof, and as of the Amendment Effective Date, as follows and acknowledges that the Investor is relying on these representations and warranties in entering into this Agreement and consenting to the Amendments:

(a)	Organization, Power and Authority. The Corporation is a corporation validly existing under the laws of Canada and has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement, including the Amendments.

(b)	Enforceable Agreement. This Agreement has been, and the Amendments will be, duly authorized, executed and delivered by the Corporation and constitute valid and legally binding obligations of the Corporation, enforceable against the Corporation in accordance with their terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court.

(c)	No Consents Required. Other than as contemplated herein, no consent, approval, Authorization, Order or agreement of, or registration, filing or qualification with, any Governmental Body or other Person is required for the execution, delivery or performance of this Agreement and the Amendments by the Corporation.

(d)	No Conflicts. The execution and delivery of this Agreement by the Corporation will not: (i) conflict with or result in the violation or breach of any of the provisions of the constating documents or by-laws of the Corporation; (ii) conflict with, or result in a breach, in any material respect, of, or constitute a default under, or result in the creation or imposition of any lien or right of any other Person upon any assets of the Corporation pursuant to any agreement or other instrument to which the Corporation is a party or by which the Corporation is bound or to which any of the assets of the Corporation is subject, or (iii) result in the violation of any Applicable Law to which the Corporation must comply.

(e)	No Material Adverse Change. Other than as may have been publicly disclosed by the Corporation, since July 23, 2019, there has been no material adverse change in the business, affairs, operations, assets, liabilities or capital of the Corporation or any of its Subsidiaries.

SCHEDULE “C”

FORM OF AMENDED AND RESTATED DEBENTURE CERTIFICATE

See attached.

THIS DEBENTURE AND THE SECURITIES ISSUABLE UPON CONVERSION THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THIS DEBENTURE MAY NOT BE CONVERTED IN THE UNITED STATES OR BY A U.S. PERSON (AS DEFINED IN REGULATIONS UNDER THE U.S. SECURITIES ACT).

DEBENTURE CERTIFICATE NUMBER: 201908-D01	25,989.98542 DEBENTURES

FIRE & FLOWER HOLDINGS CORP.

AMENDED AND RESTATED UNSECURED CONVERTIBLE DEBENTURE

FIRE & FLOWER HOLDINGS CORP., a body corporate existing under the Canada Business Corporations Act (the “Corporation”), for value received hereby acknowledges itself indebted and promises to pay to 2707031 ONTARIO INC. (the “Holder”), on the Maturity Date (as defined herein) or on such earlier date (including the Accelerated Maturity Date) as contemplated herein, the principal amount of $25,989,985.42 DOLLARS ($25,989,985.42) (the “Principal”) of unsecured convertible debentures of the Corporation (the “Debentures”) as may become payable hereunder, in lawful money of Canada to the Holder and to pay in the same money and at the same place interest on the Principal or on so much thereof as remains from time to time unpaid at the rate of eight percent (8.0%) per annum, payable in equal semi-annual payments in arrears on June 30 and December 31 in each year (each, an “Interest Payment Date”), the first such payment to fall due on December 31, 2019 and to include interest accrued from the date hereof to, but excluding, December 31,2019 and the last such payment to fall due on the Maturity Date. For certainty, the first interest payment will be equal to $32 for each $1,000 of Principal.

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Debenture, including the recitals and any schedules hereto:

(a)	“Accelerated Maturity Date” means, if the Holder has provided the Corporation the Acceleration Notice, the date which is sixty (60) days following the maturity date of the Secured Debentures;

(b)	“Acceleration Notice” means the notice by the Holder to the Corporation of the Holder’s intention to accelerate the Maturity Date, which may be delivered by the Holder to the Corporation after the maturity date of the Secured Debentures (as may be amended from time to time) in the event that less than $20,000,000 principal amount of the Secured Debentures have been converted into Common Shares prior to the maturity date of the Secured Debentures (as may be amended from time to time);

(c)	“Affiliate” has the meaning ascribed thereto in the Canada Business Corporations Act;

(d)	“ATB Credit Facilities” means the credit facilities made available to the Corporation pursuant to acommitment letter dated April 21, 2020 between the Corporation, as borrower and ATB Financial, as lender, as amended, modified, supplemented or restated from time to time;

(e)	“Business Day” means any day other than Saturday, Sunday or a statutory or civic holiday, or any other day on which the banks are open for business in the Province of Ontario;

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(f)	“Cannabis Licence Act” means the Cannabis Licence Act, 2018, SO 2018, c 12, Sch 2, as amended, modified or supplemented from time to time, and any regulations thereunder;

(g)	“Change of Control” means a transaction or series of transactions resulting in one Person or group of Persons (other than the Holder, an Affiliate of the Holder or any Person acting jointly or in concert with the Holder or an Affiliate of the Holder) acting jointly or in concert acquiring more than 50% of the then outstanding Common Shares;

(h)	“Change of Control Notice” has the meaning ascribed to such term in Section 5.1;

(i)	“Change of Control Offer” has the meaning ascribed to such term in Section 5.1;

(j)	“Change of Control Payment Date” has the meaning ascribed to such term in Section 5.1;

(k)	“Common Share Number”, at any time, means that number of Common Shares to which the Holder is entitled upon conversion of one whole Debenture in accordance with Section 3.1 as such number may be adjusted by Section 3.2;

(l)	“Common Shares” means common shares in the capital of the Corporation;

(m)	“Conversion Date” has the meaning ascribed to such term in Section 3.1(a);

(n)	“Conversion Notice” has the meaning ascribed to such term in Section 3.1(g);

(o)	“Conversion Price” means the lesser of (i) $0.90 per Common Share; and (ii) the 20-day VWAP of the Common Shares on the Exchange on the last Business Day prior to the date on which the Holder delivers notice to the Corporation of its intention to convert such Debentures, as may be adjusted pursuant to Section 3.2;

(p)	“Corporation” has the meaning ascribed to such term on the first page of this Debenture;

(q)	“Current Market Price” means the closing trading price of the Common Shares on the Exchange on the applicable date;

(r)	“Debentures” has the meaning ascribed to such term on the first page of this Agreement;

(s)	“Default” means any default, breach, failure, event, state or condition which, unless remedied or waived, with the lapse of time or giving of notice, or both, would constitute an Event of Default;

(t)	“Event of Default” has the meaning ascribed to such term in Section 4.1;

(u)	“Exchange” means the securities exchange or exchanges on which the Common Shares are then principally listed (or to be principally listed);

(v)	“Governmental Authority” means any (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, statutory body, commission, board, bureau or agency; (ii) self-regulatory organization or authority; (iii) subdivision, agent, commission, board or authority of any of the foregoing; (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (v) stock exchange;

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(w)	“Holder” has the meaning ascribed to such term on the first page of this Agreement;

(x)	“Interest Payment Date” has the meaning ascribed to such term on the first page of this Debenture;

(y)	“Maturity Date” means June 30, 2023;

(z)	“Person” means any individual, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, Governmental Authority or entity however designated or constituted;

(aa)	“Principal” has the meaning ascribed to such term on the first page of this Agreement;

(bb)	“Register” has the meaning ascribed to such term in Section 2.1(a);

(cc)	“Secured Debentures” means the 8.0% secured convertible debentures maturing June 1, 2021 issued by the Corporation (as may be amended from time to time);

(dd)	“Series A Warrants” means the Series A warrants of the Corporation issued to the Holder pursuant to the amended and restated certificate evidencing the Series A warrants dated the date hereof;

(ee)	“Series B Warrants” means the Series B warrants of the Corporation issued to the Holder pursuant to the amended and restated certificate evidencing the Series B warrants dated the date hereof;

(ff)	“Series B Warrants Expiry Date” means September 30, 2022 or if a Default or Event of Default has occurred and is continuing on or after September 30, 2022, the date that is thirty (30) days following the date on which such Default or Event of Default has been remedied by the Corporation or waived by the Holder;

(gg)	“Series C Warrants” means the Series C warrants of the Corporation issued to the Holder pursuant to the amended and restated certificate evidencing the Series C warrants dated the date hereof;

(hh)	“Transaction Documents” means, collectively, the subscription agreement dated as of July 23, 2019 between the Corporation and the Holder and the amended and restated investor rights agreement dated as of the date hereof between the Holder and the Corporation, as amended, modified, restated, supplemented or replaced from time to time; and

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(ii)	“VWAP” means, on any date, the volume weighted average trading price of the Common Shares on the Exchange on such date.

1.2	Gender and Number

Words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa.

1.3	Headings, Etc.

The division of this Debenture into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Debenture.

1.4	Day not a Business Day.

If any day on or before which any action or notice is required to be taken or given hereunder is not a Business Day, then such action or notice shall be required to be taken or given on or before the requisite time on the next succeeding day that is a Business Day.

1.5	Monetary References.

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

ARTICLE 2

REGISTRATION AND TRANSFER OF DEBENTURE

2.1	Registration and Transfer of Debentures

(a)	The Corporation shall, at all times while this Debenture is outstanding, cause to be kept by and at the principal office of the Corporation a register (the “Register”) in which shall be entered the name and address of the Holder and particulars of this Debenture.

(b)	The Register referred to in this Section shall at all reasonable times be open for inspection by the Holder.

(c)	The Debenture (or any portion thereof) may not be assigned or transferred by the Holder.

2.2	Person Entitled to Payment

(a)	The Holder shall be deemed and regarded as the owner for all purposes of this Debenture and payment of the Principal and any interest thereon shall be made only to or upon the order in writing of the Holder and such payment shall be a good and sufficient discharge to the Corporation and any paying agent for the amounts so paid.

(b)	Delivery to the Corporation by the Holder of the receipt of the Holder for the Principal and interest thereon shall be a good and valid discharge to the Corporation, which shall not be bound to enquire into the title of the Holder, save as ordered by some court of competent jurisdiction or as required by statute. The Corporation shall not be bound to see to the execution of any trust affecting the ownership of this Debenture nor be affected by notice of any equity that may be subsisting in respect thereof.

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2.3	Mutilation, Loss, Theft or Destruction

In case this Debenture shall become mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue and deliver a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same. In case of loss, theft or destruction, the applicant for a substituted Debenture shall furnish to the Corporation such evidence of the loss, theft or destruction of this Debenture as shall be satisfactory to the Corporation in its discretion and shall also furnish an indemnity satisfactory to the Corporation. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture including the cost of such indemnity or indemnity bond.

2.4	Payment of Debenture

Any payment or distribution to be made to the Holder by the Corporation under this Debenture, whether for principal, interest or otherwise, shall be made by certified cheque, bank draft or wire transfer in immediately available funds to the Holder’s designated account or at the address of the Holder as set out in Section 6.7, free and clear of and without deduction or withholding for any and all taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto imposed by the Government of Canada (or any of the provinces and territories thereof).

2.5	Holder not a Shareholder

Nothing in this Debenture shall, in itself confer or be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Corporation, including, without limitation, the right to vote at, to receive notice of, or to attend a meeting of shareholders or any offer of the Corporation, or the right to receive dividends or other distributions.

2.6	Concerning Interest

Unless otherwise specifically provided herein, interest shall be computed on the basis of a year of 360 days composed of twelve 30-day months. With respect to the Debentures, whenever interest is computed on the basis of a year (the “deemed year”) which contains more days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.7	Prepayment

Except as set out in this Section 2.7 or Section 3.1(g), the Corporation shall not prepay all or part of the Principal before the Maturity Date without the prior written consent of the Holder. If: (a) the Holder does not exercise all of the Series B Warrants on or before the Series B Warrants Expiry Date; or (b) the Series A Warrants, the Series B Warrants and Series C Warrants are canceled as a result of a failure of the Holder to exercise any Series A Warrants that the Holder was required to exercise in accordance with the terms thereof, then the Corporation shall be entitled to prepay, after thirty (30) days prior written notice to the Holder, all of the outstanding balance of the Principal and interest accrued thereon, subject to the Corporation paying to the Holder, at the time of any such prepayment, an amount equal three (3) months’ interest on the outstanding balance of the Principal immediately prior to any such prepayment.

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ARTICLE 3

CONVERSION OF DEBENTURE

3.1	Conversion Privilege

(a)	Subject to the provisions and conditions of ARTICLE 4, the Holder shall have the right, at the Holder’s option, at any time prior to 5:00 p.m. (Toronto time) on the last Business Day immediately preceding the Maturity Date to convert the whole or any part of the Principal that is divisible by $1,000 into Common Shares at the Conversion Price, in effect as of the date of such conversion (“Conversion Date”). To make such election to convert, the Holder shall deliver to the Corporation a conversion notice substantially in the form of Schedule “A” attached hereto.

(b)	The conversion shall extend only to the maximum number of whole Common Shares into which the aggregate Principal surrendered for conversion at any one time by the Holder may be converted in accordance with the provisions of this Section. Fractional interests in Common Shares shall be adjusted for in the manner provided in Section 3.4.

(c)	Subject to compliance with the policies of the Exchange, upon conversion of this Debenture at the Holder’s option pursuant to Section 3.1(a), any accrued but unpaid interest due to the date of conversion which is not being converted in the manner herein provided shall be payable by the Corporation to the Holder, at the election of the Corporation in: (i) cash; (ii) Common Shares (at the Conversion Price); or (iii) a combination of (i) and (ii), within ten (10) Business Days of the Conversion Date.

(d)	Within ten (10) Business Days of the Conversion Date, the Corporation shall issue or cause to be issued and deliver or cause to be delivered to the Holder a certificate or certificates (or such other instruments) in the name of the Holder for the number of Common Shares deliverable upon the conversion of this Debenture (or specified portion thereof) and any converted interest thereon, if applicable.

(e)	If the Holder shall convert less than all of the Principal, the Holder shall be entitled to receive a certificate representing any balance of the Principal not converted.

(f)	Notwithstanding any other provisions herein, and subject to the approval of and compliance with the policies of the Exchange, the Corporation shall have the right (the “Election”), on not less than five (5) Business Days’ written notice to the Holder, to pay any accrued and unpaid interest on the Debentures payable on an Interest Date by the issuance of Common Shares at a price per Common Share equal to 95% of the 20-day VWAP of the Common Shares on the Exchange on the date such accrued and unpaid interest is due. In the event the Corporation makes the Election, the Corporation shall make all requisite filings with the Exchange within two (2) Business Days of such Interest Payment Date and shall issue the Common Shares contemplated in this Section 3.1(f) within five (5) Business Days of receipt of the approval of the Exchange. In the event no Exchange approval is required, the Corporation shall issue the Common Shares within five (5) Business Days of such Interest Payment Date.

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(g)	If: (i) the 20-day VWAP of the Common Shares on the Exchange for the last 20 consecutive Business Days prior to the date of the Conversion Notice (as defined herein) and the date of prepayment was greater than $1.00; (ii) at least $20,000,000 principal amount of the Secured Debentures have been converted into Common Shares; (iii) no Default or Event of Default has occurred and is continuing; and (iv) the Corporation has given at least five (5) Business Days prior written notice of its intent to prepay the Debentures (the “Conversion Notice”), then the Corporation shall have the right to prepay, in whole or in part, the then outstanding Principal, together with unpaid and accrued interest thereon, by the issuance of Common Shares to the Holder at a price of $0.75 per Common Share, provided that if following such prepayment, in whole or in part, by issuance of Common Shares to the Holder, the Holder would be an “Affiliate” of the Corporation under the Cannabis Licence Act, as such Cannabis Licence Act is interpreted by the Alcohol and Gaming Commission of Ontario or any other Governmental Authority or regulatory agency or authority responsible for the interpretation and application of the provisions and regulations thereunder (an “Affiliate Threshold Event”), then, upon prior written request of the Holder, the number of Common Shares issuable in repayment of this Debenture shall be limited to the maximum number of Common Shares issuable without the occurrence of an Affiliate Threshold Event considering other Common Shares held by the Holder at such time, but disregarding all other securities convertible or exchangeable or exercisable for Common Shares held by the Holder at such time.

(h)	Notwithstanding anything contained herein to the contrary, if the number of Common Shares issuable to the Holder upon the exercise of the conversion right of the Holder under Section 3.1(a), together with all other Common Shares held by the Holder at such time, but disregarding all other securities convertible or exchangeable or exercisable for Common Shares held by the Holder at such time, would result in an Affiliate Threshold Event, then, upon written request of the Holder (the “Affiliate Threshold Notice”), the portion of the Debenture convertible into or payable by the issuance of Common Shares shall be limited to the portion of the Debenture that, when converted into or paid by the issuance of Common Shares, would not trigger an Affiliate Threshold Event. For the avoidance of doubt, where the Holder delivers an Affiliate Threshold Notice in accordance with this subsection, the portion of the Debenture that is not convertible into or payable by the issuance of Common Shares shall continue to constitute a debt due by the Corporation to the Holder, provided, however, that the Corporation and the Holder shall discuss in good faith and acting reasonably amendments to the repayment terms of such debt under this Debenture.

3.2	Adjustments

The Common Share Number (or the number and kind of Common Shares or securities to be received upon conversion of the Debentures represented hereby in the case of subsection 3.2(d)) and the Conversion Price shall be subject to adjustment from time to time as follows:

(a)	if and whenever at any time prior to the Conversion Date the Corporation shall

(i)	subdivide or re-divide its outstanding Common Shares into a greater number of shares; or

(ii)	reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares; or

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(iii)	issue to all or substantially all of the holders of the Common Shares by way of a stock dividend (other than the issue of Common Shares to holders of Common Shares who have elected to receive dividends in the form of Common Shares in lieu of dividends paid in the ordinary course on the Common Shares) or otherwise, Common Shares or securities convertible or exchangeable for Common Shares,

(any such event being herein referred to as a “Share Reorganization”)

the Common Share Number shall be adjusted, at no cost to the Holder, effective immediately after the record date at which the holders of Common Shares are determined for the purposes of the Share Reorganization (or, if there is no record date, the effective date thereof) to a number that is the product of (1) the Common Share Number in effect on the record date (or effective date) in respect of the Share Reorganization; and (2) a fraction:

(A)	the numerator of which shall be the total number of Common Shares outstanding immediately after giving effect to the Share Reorganization, and

(B)	the denominator of which shall be the total number of Common Shares outstanding on the record date (or effective date) in respect of the Share Reorganization before giving effect to the Share Reorganization;

(b)	if and whenever at any time prior to the Conversion Date the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for, purchase or otherwise acquire Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) of less than 95% of the Current Market Price of a Common Share on such record date (any such issuance being herein referred to as a “Rights Offering” and Common Shares that may be acquired pursuant to the Rights Offering, or upon the conversion or exercise of securities convertible into or exchangeable for Common Shares offered pursuant to the Rights Offering, being herein referred to as the “Offered Shares”), the Common Share Number shall be adjusted, at no cost to the Holder, effective immediately after such record date to the Common Share Number that is the product of (1) the Common Share Number in effect on such record date and (2) a fraction:

(i)	the numerator of which shall be the sum of (a) the total number of Common Shares outstanding on such record date plus (b) the total number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the securities convertible into or exchangeable for Common Shares so offered pursuant to the Rights Offering may be converted into or exchangeable therefor, as the case may be; and

(ii)	the denominator of which shall be the sum of:

(A)	the total number of Common Shares outstanding on the record date; and

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(B)	the number arrived at when (I) either (a) the product of the number of Offered Shares so offered and the price at which the Offered Shares are offered; or (b) the product of the conversion (or exercise) price of the securities convertible into or exchangeable for Common Shares so offered pursuant to the Rights Offering and the maximum number of Offered Shares into which the securities convertible into or exchangeable for Common Shares so offered pursuant to the Rights Offering may be converted into or exchangeable therefor, as the case may be, is divided by (II) the Current Market Price of the Common Shares on the record date.

Any Offered Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation. If all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Common Share Number shall be readjusted to the Common Share Number in effect immediately prior to the record date, and the Common Share Number shall be further adjusted based upon the number of Offered Shares actually delivered (or securities actually converted into or exchanged for Offered Shares) upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(c)	if and whenever at any time prior to the Conversion Date the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of (i) shares of any class other than Common Shares; (ii) rights, options or warrants (other than rights, options or warrants in connection with a Rights Offering and other than rights, options or warrants issued by the Corporation to all or substantially all of the holders of Common Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Common Shares or securities convertible into or exercisable for Common Shares within a period of 45 days from the date of issue thereof at a price, or at a conversion or exercise price, of or equal to or greater than the Current Market Price at the record date for such distribution); (iii) evidences of indebtedness; or (iv) any other assets (excluding cash dividends that the Holder is otherwise entitled to receive) and that issuance or distribution does not constitute a Share Reorganization (any such event being herein referred to as a “Special Distribution”), the Common Share Number shall be adjusted, at no cost to the Holder, effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution to the Common Share Number that is the product of (1) the Common Share Number in effect on such record date and (2) a fraction:

(i)	the numerator of which shall be the product of (a) the sum of the total number of Common Shares outstanding on such record date plus the Common Share Number; and (b) the Current Market Price thereof on such record date; and

(ii)	the denominator of which shall be the sum of:

(A)	the product of (I) the sum of the total number of Common Shares outstanding on such record date plus the Common Share Number and (II) the Current Market Price thereof on such record date;

less

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(B)	the aggregate fair market value, as determined by the directors of the Corporation, whose determination, absent manifest error, shall be conclusive, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed pursuant to the Special Distribution.

Any Offered Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation. To the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or other assets is not made or to the extent that any rights, options or warrants so distributed are not exercised, the Common Share Number shall be readjusted to the Common Share Number that would then be in effect based upon shares, rights, options, warrants, evidences of indebtedness or other assets actually distributed or based upon the number of Common Shares or securities convertible into or exchangeable for Common Shares actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(d)	if and whenever at any time prior to the Conversion Date there is a reorganization of the Corporation not otherwise provided for in this Section 3.2 or a consolidation or merger or amalgamation (including by way of arrangement) of the Corporation with or into another body corporate including a transaction whereby all or substantially all of the Corporation’s undertaking and assets become the property of any other corporation (any such event being herein called a “Capital Reorganization”), the Holder shall be entitled to receive and shall accept, upon the conversion of the Debentures represented hereby at any time after the effective date of the Capital Reorganization, in lieu of the number of Common Shares to which the Holder was theretofore entitled upon conversion of the Debentures represented hereby, the kind and aggregate number of shares and/or other securities or property resulting from the Capital Reorganization that the Holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Holder had been the holder of the number of Common Shares to which immediately before the transaction the Holder was entitled upon conversion of the Debentures represented hereby. A Capital Reorganization shall not be carried into effect unless all necessary steps shall have been taken so that the Holder shall thereafter be entitled to receive the number of shares or other securities or property resulting from the Capital Reorganization, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 3.2; and

(e)	if and whenever at any time from the date hereof and prior to the Conversion Date any adjustment or readjustment in the Common Share Number shall occur pursuant to the provisions of subsection 3.2(a), 3.2(b) or 3.2(c) of this Debenture, then the Conversion Price shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the Conversion Price immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Common Share Number.

3.3	Rules Regarding Calculation of Adjustments

(a)	The adjustments provided for in Section 3.2 are cumulative and will be made successively whenever an event referred to therein occurs, subject to the following subsections of this Section 3.3.

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(b)	No adjustment is required unless such adjustment would result in a change of at least one one hundredth of a Common Share; provided, however, that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments. No adjustment in the Conversion Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Conversion Price.

(c)	No adjustment will be made in respect of any event described in Section 3.2, other than the events referred to in subsection 3.2(d), if the Holder is entitled to participate in such event on the same terms, mutatis mutandis, as if the Holder had converted this Debenture prior to or on the effective date or record date of such event.

(d)	If at any time a question or dispute arises with respect to adjustments provided for in Section 3.2, such question or dispute will be conclusively determined by the auditor of the Corporation or, if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action of the directors of the Corporation and any such determination, subject to regulatory approval and absent manifest error, will be binding upon the Corporation and the Holder. The Corporation will provide such auditor or chartered accountant with access to all necessary records of the Corporation.

(e)	In case the Corporation prior to the Conversion Date takes any action affecting the Common Shares, other than an action described in Section 3.2, which in the opinion of the board of directors of the Corporation would materially affect the rights of the Holder, the Common Share Number will be adjusted in such manner, if any, and at such time, by action of the directors of the Corporation in their sole discretion, acting reasonably and in good faith, but subject in all cases to any necessary regulatory approval. Failure of the taking of action by the directors of the Corporation so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Common Shares will be conclusive evidence that the board of directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(f)	If the Corporation sets a record date to take any action and, thereafter and before the taking of such action, decides not to take such action, then no adjustment will be required by reason of the setting of such record date.

(g)	In the absence of a resolution of the directors of the Corporation fixing a record date for any event which would require any adjustment to this Debenture, the Corporation will be deemed to have fixed as the record date therefor the date on which the event is effected.

(h)	As a condition precedent to the taking of any action which would require any adjustment to this Debenture, the Corporation shall take any corporate action which may be necessary in order that the Corporation or any successor to the Corporation or successor to the undertaking or assets of the Corporation have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which the Holder is entitled to receive on the full conversion thereof in accordance with the provisions hereof.

(i)	The Corporation will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 3.2, forthwith give notice to the Holder specifying the event requiring such adjustment or readjustment and the results thereof.

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(j)	The Corporation covenants to and in favour of the Holder that so long as this Debenture remains outstanding, it will give notice to the Holder of the effective date or of its intention to fix a record date for any event referred to in Section 3.2 whether or not such event gives rise to an adjustment in the Common Share Number, the Conversion Price or the number and type of securities issuable upon the conversion of the Debentures and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than ten (10) days in each case prior to such applicable record date or effective date.

(k)	In any case in which this Section shall require that an adjustment shall become effective immediately after a record date for or an effective date of an event referred to herein, the Corporation may defer, until the occurrence and consummation of such event, issuing to the Holder of this Debenture, if exercised after such record date or effective date and before the occurrence and consummation of such event, the additional Common Shares or other securities or property issuable upon such exercise by reason of the adjustment required by such event, provided, however, that the Corporation will deliver to the Holder an appropriate instrument evidencing the Holder’s right to receive such additional Common Shares or other securities or property upon the occurrence and consummation of such event on or after the Conversion Date or such later date as the Holder would, but for the provisions of this subsection, have become the holder of record of such additional Common Shares or of such other securities or property.

3.4	Fractional Shares

The Corporation shall not issue fractional Common Shares upon the conversion of this Debenture and the Holder will receive a cash payment in satisfaction of any fractional Common Shares determined on the basis of the Conversion Price on the Conversion Date.

3.5	Corporation to Reserve Shares

The Corporation covenants that it will at all times reserve and keep available out of its authorized Common Shares, solely for the purpose of issue upon conversion of this Debenture such number of Common Shares as shall then be issuable upon the conversion of this Debenture. The Corporation covenants that all Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

3.6	Legended Certificates

Notwithstanding anything herein contained, Common Shares issuable upon conversion of this Debenture will only be issued in compliance with the securities laws of any applicable jurisdiction, and the certificates representing the Common Shares issued will bear a legend substantially in the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED

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(THE “U.S. SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED IN THE UNITED STATES OR BY A U.S. PERSON (AS DEFINED IN REGULATIONS UNDER THE U.S. SECURITIES ACT).

3.7	Cancellation of Converted Debenture

This Debenture converted in whole or in part under the provisions specified herein shall be forthwith delivered to and cancelled by the Corporation and, subject to the provisions of Section 3.1(d), no Debenture shall be issued in substitution therefor.

3.8	Certificate as to Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 3.2, deliver an officer’s certificate to the Holder specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based and shall be conclusive and binding on all parties in interest. The Corporation shall, except in respect of any subdivision, re-division, reduction, combination or consolidation of the Common Shares, forthwith give notice to the Holder in the manner herein provided specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price; provided that, if the Corporation has given notice under Section 3.9 covering all the relevant facts in respect of such event, no such notice need be given under this Section 3.8.

3.9	Notice of Special Matters

The Corporation covenants with the Holder that so long as this Debenture remains outstanding, it will give notice to the Holder in the manner herein provided, of its intention to fix a record date for any event referred to in Sections 3.2(a), 3.2(b), or 3.2(c) (other than the subdivision, re-division, reduction, combination or consolidation of its Common Shares) which may give rise to an adjustment in the Common Share Number and the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than ten (10) days in each case prior to such applicable record date.

ARTICLE 4

EVENTS OF DEFAULT

4.1	Events of Default

The Principal, interest and other monies secured by this Debenture shall become immediately due and payable, whether with or without prior demand therefor in each and every of the following events (each of such events being hereinafter called an “Event of Default”):

(a)	if the Corporation makes default in the payment, in whole or in part, of the Principal or interest thereon or any other monies secured hereby and following notice from the Holder of such failure the default remains unrectified for a period of ten (10) Business Days;

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(b)	if any representation or warranty contained herein or any of the Transaction Documents proves to be untrue in any material respect as at the date of such representation or warranty;

(c)	if the Corporation makes default in the observance or performance of any other covenant, agreement or condition on the part of the Corporation herein or any of the Transaction Documents to be kept, observed or performed and the default remains unrectified for a period of thirty (30) days after notice of such default has been provided to the Holder;

(d)	if the Corporation or any of its subsidiaries fails to perform or comply with any covenant, agreement or condition with respect of the ATB Credit Facilities and as a result of such default the maturity of the ATB Credit Facilities is accelerated;

(e)	if the Corporation or any of its subsidiaries fails to perform or comply with any covenant, agreement or condition with respect of any secured indebtedness in an amount in excess of $500,000 (other than the ATB Credit Facilities), including, without limitation, the Secured Debentures, and such failure is not remedied or waived by the holder or holders, as applicable, of such secured indebtedness within any applicable cure period;

(f)	if an order is made or an effective resolution is passed for the winding up of the Corporation, or if a petition is filed for the winding up of the Corporation;

(g)	if the Corporation becomes insolvent, or makes an unauthorized assignment or bulk sale of its assets, or if a petition in bankruptcy is filed or presented against the Corporation;

(h)	if the Corporation ceases or threatens to cease to carry on its business, or if any proceeding with respect to the Corporation is commenced under the Companies’ Creditors Arrangements Act or the Bankruptcy and Insolvency Act or any other proceedings is taken for the winding up, dissolution, or liquidation of the Corporation; or

(i)	if proceedings are commenced to appoint a receiver, receiver/manager, or trustee in respect of the assets of the Corporation by a court or pursuant to any other agreement.

4.2	Breach

The Holder may waive any breach by the Corporation of any of the provisions contained in this Debenture or any default by the Corporation in the observance or performance of any covenant, agreement or condition required to be kept, observed or performed by the Corporation under the terms of this Debenture.

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ARTICLE 5

CHANGE OF CONTROL

5.1	Offer to Purchase

Within thirty (30) days following the occurrence of a Change of Control, and subject to the provisions and conditions of this ARTICLE 5, the Corporation shall be obligated to give notice (the “Change of Control Notice”) to the Holder. The Change of Control Notice shall describe: (a) the transaction or transactions that constitute the Change of Control; and (b) the Corporation’s offer to purchase the then outstanding Principal, plus accrued and unpaid thereon (the “Change of Control Offer”) on a date that is not more than ten (10) Business Days from the date of the Change of Control Notice (the “Change of Control Payment Date”). Pursuant to the Change of Control Offer, the Corporation shall offer to purchase the Principal then outstanding from the Holder at a price per Debenture equal to 101% of the Principal thereof plus accrued and unpaid interest on such Debenture up to, but excluding, the Change of Control Payment Date. If such Change of Control Payment Date is after a record date for the payment of interest on the Debenture but on or prior to a date on which interest on the Debenture is to be paid (as contemplated herein), then the interest payable on such date will be paid to the holder of record of the Debentures on the relevant record date.

5.2	Acceptance of Offer

To accept the Change of Control Offer, the Holder must deliver a written notice of such acceptance to the Corporation on or before the Change of Control Payment Date together with this Debenture. If the Debenture is to be redeemed and paid under this Section 5.2, the Debenture shall forthwith be delivered to the Corporation and be cancelled and thereafter no longer considered to be outstanding and no replacement debenture shall be issued in substitution thereof. In the event the Holder accepts the Change of Control Offer and the Holder shall fail on or before the Change of Control Payment Date to surrender this Debenture or shall not within such time accept payment of the monies payable or give such receipt therefor, if any, as the Corporation may require, such monies may be set aside and held in trust, without interest, by the Corporation (of with a chartered bank as determined by the Corporation) and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside and the Holder shall have no other right except to receive payment of the monies so paid and deposited upon surrender and delivery up of this Debenture.

5.3	Applicable Law

The Corporation must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Debenture as a result of a Change of Control. To the extent that the provisions hereof governing the requirement to make or the method of making a Change of Control Offer directly conflict with any such applicable securities laws or regulations, the Corporation will be required to comply with such laws and regulations and will not be deemed to have breached such provisions hereof by virtue of compliance with such laws and regulations.

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ARTICLE 6

MISCELLANEOUS

6.1	Covenants of the Corporation

The Corporation hereby covenants and agrees with the Holder as follows:

(a)	the Corporation covenants and agrees with the Holder that it shall repay all of the Principal and any interest thereon to the Holder in accordance with the terms hereof;

(b)	the Corporation shall give notice in writing forthwith to the Holder of the occurrence of any Event of Default, or other event which with lapse of time and/or giving of notice or otherwise would be an Event of Default, forthwith upon becoming aware thereof and specifying the nature of such default and/or Event of Default and the steps taken to remedy the same;

(c)	the Corporation shall use commercially reasonable efforts to preserve and maintain its corporate existence and the listing of the Common Shares on the Exchange, provided that this covenant shall not prevent the Corporation from completing any transaction which would result in the Common Shares ceasing to be listed on the Exchange so long as the holders of securities of Corporation receive securities of an entity which is listed on a recognized Canadian or U.S. stock exchange or cash, or the holders of securities of Corporation have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the rules and policies of the Exchange;

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(d)	subject to the express provisions hereof, the Corporation shall carry on and conduct its business in a proper and efficient manner and, subject to the express provisions hereof, it shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence; and

(e)	the Corporation agrees to pay to the Holder forthwith upon demand all costs, charges and expenses (including reasonable legal fees) of, or incurred by the Holder in connection with the realization of this Debenture or any part thereof, or in recovering or enforcing payment of any of the monies owing hereunder.

6.2	Failure to Comply

If the Corporation should fail to comply with any covenant or agreement contained herein, the Holder may, but shall not be obligated to, do whatever is necessary to rectify such failure, and all sums so expended by the Holder or its agent shall forthwith become due and be payable by the Corporation to the Holder and until paid shall form part of the Principal secured hereby and shall bear interest at the aforesaid rate.

6.3	Expenses

The Corporation agrees to pay to the Holder forthwith upon demand all costs, charges and expenses (including legal fees on a solicitor and his own client basis) of, or incurred by the Holder in connection with this Debenture or any part thereof, or in recovering or enforcing payment of any of the monies owing hereunder, together with interest thereon at the aforesaid rate from the date of incurring such costs, charges and expenses.

6.4	Amalgamation

The Corporation acknowledges and agrees that in the event it amalgamates with any other corporation or corporations it is the intention of the Corporation and the Holder that the term “Corporation” when used herein shall apply to each of the amalgamating corporations and to the amalgamated corporation.

6.5	Indemnity

The Corporation will indemnify the Holder and its successors and assigns against any and all liabilities, actions, claims, judgments, costs, charges and reasonable legal fees that may be made against or incurred by the Holder, by reason of the assertion that the Holder has received funds that may be claimed by third persons, either before or after the payment in full ofthe Principal, interest and other monies secured hereby; and the Holder shall have the right to defend against any such claims, actions and charges and claim from the Corporation all expenses incurred by the Holder in connection therewith, together with all reasonable legal fees as may be paid by the Holder in connection therewith. It is understood and agreed that the covenants and conditions of this Section 6.5 shall at all times be construed to be a personal covenant in favour of the Holder, and that such covenants and indemnity shall remain in full force and effect notwithstanding the payment of the Principal, interest and all other monies secured by this Debenture.

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6.6	Advances

Neither the execution and delivery nor the registration of this Debenture shall for any reason whatsoever obligate or bind the Holder to advance any monies, or having advanced a portion obligate the Holder in any way to advance the balance thereof.

6.7	Notices

All notices or other communications to be given to the Holder by the Corporation under this Debenture shall be delivered by hand, courier, ordinary prepaid mail or electronic mail; and, if delivered by hand, shall be deemed to have been given on the delivery date, if delivered by ordinary prepaid mail shall be deemed to have been given on the fifth day following the delivery date and, if sent by electronic mail, on the date of transmission if sent before 5:00 p.m. (local time where the notice is received) on a business day or, if such day is not a business day, on the first business day following the date of transmission.

Notices to the Holder shall be addressed to the address of the Holder set out in the Register.

Notices to the Corporation shall be addressed to:

Fire & Flower Holdings Corp.
150 King Street West, Suite 308
Toronto, Ontario M5H 1J9

Attention:	Chief Executive Officer
Email:

Each of the Corporation and the Holder may change its address for service by notice in writing to the other of them specifying its new address for service under this Debenture.

6.8	No Rights of Shareholders

Nothing contained in this Debenture shall be construed as conferring upon the Holder any right or interest whatsoever as a holder of Common Shares or any other right or interest except as herein expressly provided.

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6.9	Enurement

This Debenture and all its provisions shall enure to the benefit of the Holder, their successors and assigns and shall be binding upon the Corporation, its successors and assigns.

6.10	Plural

Wherever the singular or masculine or neuter is used in this Debenture, the same shall be construed as meaning the plural or feminine or body corporate and vice versa, where the context so requires.

6.11	Waiver

No waiver of any right of the Holder hereof shall be valid unless in writing delivered to the Corporation as herein provided. No amendment hereunder shall be valid or effective for any purpose unless consented to in writing by the Holder.

6.12	Severability

In the event that any term or provision in this Debenture shall, to any extent, be invalid or unenforceable, the remaining terms and provisions of this Debenture shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by applicable law.

6.13	Governing Law

This Debenture shall be governed by and construed in accordance with the laws in force in the Province of Ontario and the federal laws of Canada applicable therein and for the purposes of any legal proceedings in respect of this Debenture, the Corporation irrevocably submits to the jurisdiction of the courts of the Province of Ontario. There shall be no application of any conflict of laws rule which is inconsistent with this section.

[Signature Page to Follow]

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IN WITNESS WHEREOF the Corporation has executed this Debenture by its proper officers duly authorized in that behalf as of the ■ day of ■, 2020.

FIRE & FLOWER HOLDINGS CORP.

Name:
Title:

Signature Page - Debenture Certificate

SCHEDULE“A”

CONVERSION NOTICE

TO:	FIRE & FLOWER HOLDINGS CORP.

150 King Street West, Suite 308

Toronto, Ontario M5H 1J9

Note:	All capitalized terms used herein have the meaning ascribed thereto in the certificate (the “Certificate”) representing the Debentures to which this conversion notice is attached.

The undersigned registered holder of the Debentures irrevocably elects to convert $________________________*

of Principal in accordance with the terms of the Certificate and tenders herewith the Certificate and the Debentures contemplated thereunder, and, if applicable, directs that the common shares of Fire & Flower Holdings Corp. (“Common Shares”) issuable upon a conversion be issued and delivered to the person indicated below. (If the Common Shares are to be issued in the name of a person other than the Holder, all requisite transfer taxes must be tendered by the undersigned). The undersigned confirms that (a) at the time of conversion it is not a U.S. person; (b) at the time of conversion it is not within the United States; (c) it is not converting any of the Debentures represented by this certificate for the account or benefit of any U.S. person or person within the United States; and (d) it did not execute or deliver this Conversion Notice in the United States.

Dated:__________________________________
(Signature of Registered Holder)

* The conversion amount must be $1,000 or integral multiples thereof.

NOTE:	If Common Shares are to be issued in the name of a person other than the Holder, the signature must be guaranteed by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

(Print name in which Common Shares are to be issued, delivered and registered)

Name:

(Address)

(City, Province and Postal Code)

Name of guarantor:

Authorized signature:

SCHEDULE “D”

FORM OF AMENDED AND RESTATED SERIES A WARRANT CERTIFICATE

See attached.

THIS AMENDED AND RESTATED WARRANT CERTIFICATE, AND THE WARRANTS EVIDENCED HEREBY, SHALL BE VOID AND OF NO VALUE UNLESS EXERCISED ON OR BEFORE THE EXPIRY TIME (AS HEREINAFTER DEFINED).

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE WHICH IS FOUR MONTHS AND ONE DAY AFTER THE APPLICABLE SUBSEQUENT ISSUE DATE (AS HEREINAFTER DEFINED).

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY A U.S. PERSON (AS DEFINED IN REGULATIONS UNDER THE U.S. SECURITIES ACT).

Certificate No: ■	Effective Date: ■, 2020 (the “Effective Date”)
Existing Number of Series A Warrants: 34,158,027

AMENDED AND RESTATED SERIES A WARRANT CERTIFICATE

FIRE & FLOWER HOLDINGS CORP.

For value received, 2707031 Ontario Inc. (400-305 Milner Avenue, Toronto, Ontario, M1B 3V4) (the “Holder”) is the registered holder of that number of Warrants of Fire & Flower Holdings Corp. (the “Corporation”) as set out herein.

1.	Definitions. For the purposes of this Warrant certificate:

	(a)	“Affiliate” has the meaning ascribed thereto in the Canada Business Corporations Act.

	(b)	“Amendment Agreement” means the amendment agreement dated as of July 23, 2020 between the Corporation and the Holder whereby the parties agreed to, inter alia, amend the terms of the Investor Rights Agreement and certain securities of the Corporation issued to the Holder (including the Warrants);

	(c)	“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in the Province of Ontario or the Province of Québec; and (ii) a day on which banks are generally closed in the Province of Ontario or the Province of Québec.

	(d)	“Current Market Price” means the closing trading price of the Shares on the Exchange on the applicable date.

	(e)	“Debenture Certificate” means the amended and restated debenture certificate dated as of the Effective Date evidencing the $25,989,985.42 principal amount of 8.0% unsecured convertible debentures issued by the Corporation to the Holder, as amended, modified, supplemented or restated from time to time.

	(f)	“Default” has the meaning ascribed thereto in the Debenture Certificate.

	(g)	“Event of Default” has the meaning ascribed thereto in the Debenture Certificate.

	(h)	“Exchange” means the securities exchange or exchanges on which the Shares are then principally traded.

	(i)	“Exercise Notice” has the meaning ascribed thereto in Section 2(c).

(j)	“Exercise Price” means, with respect to: (i) the Series A-1 Warrants, the Series A-1 Exercise Price; (ii) the Series A-2 Warrants, the Series A-2 Exercise Price; (iii) the Series A-3 Warrants, the Series A-3 Exercise Price; and (iv) the Subsequent Warrants, the Subsequent Warrant Exercise Price.

(k)	“Existing Warrants” means the number of Series A warrants of the Corporation as set forth above.

(l)	“Expiry Date” means June 30, 2021 or if a Default or Event of Default has occurred and is continuing on or after June 30, 2021, the date that is seventy-five (75) days following the date on which such Default or Event of Default has been remedied by the Corporation or waived by the Holder.

(m)	“Investor Rights Agreement” means the amended and restated investor rights agreement between the Corporation and the Holder dated as of July ■, 2020, as amended, modified, restated or supplemented from time to time.

(n)	“Issue Date” means: (i) the date on which Existing Warrants have been issued, as applicable, with respect to the Existing Warrants; and (ii) each Subsequent Issue Date with respect to the Subsequent Warrants.

(o)	“Participation Warrants” has the meaning ascribed thereto in the Investor Rights Agreement.

(p)	“Share Number”, at any time, means that number of Shares to which the Holder is entitled upon exercise of one whole Warrant in accordance with Section 4 as such number may be adjusted by Section 10 and that number, as at the date hereof, is equal to one Share for each Warrant.

(q)	“Shares” means common shares in the capital of the Corporation.

(r)	“Subsequent Issue Date” means the date on which Subsequent Warrants are issued, as applicable. Each Subsequent Issue Date shall be set out in Schedule “B” attached hereto which may be amended from time to time.

(s)	“Subsequent Warrant Exercise Price” means the exercise price of each Participation Warrant or Top-up Warrant determined in accordance with the Investor Rights Agreement. Each Subsequent Warrant Exercise Price shall be set out in Schedule “B” attached hereto which may be amended from time to time.

(t)	“Subsequent Warrants” means the Participation Warrants and/or Top-up Warrants issued to the Holder pursuant to the Investor Rights Agreement. Each Subsequent Warrant shall be set out in Schedule “B” attached hereto which may be amended from time to time.

(u)	“Series A-1 Exercise Date” means the later of: (i) August 31, 2020; and (ii) the date that is three (3) Business Days following the “Amendment Effective Date” as defined in the Amendment Agreement.

(v)	“Series A-1 Exercise Price” means the exercise price of each Series A-1 Warrant which shall be $0.78 per Share.

(w)	“Series A-2 Exercise Date” means December 31, 2020.

(x)	“Series A-2 Exercise Price” means the exercise price of each Series A-2 Warrant which shall be $0.83 per Share.

(y)	“Series A-3 Exercise Price” means the exercise price of each Series A-3 Warrant which shall be $0.93 per Share.

(z)	“Series A-1 Warrants” means 13,146,469 warrants of the Corporation represented by this certificate.

(aa)	“Series A-2 Warrants” means 10,505,779 warrants of the Corporation represented by this certificate.

(bb)	“Series A-3 Warrants” means 10,505,779 warrants of the Corporation represented by this certificate.

(cc)	“Top-up Warrants” has the meaning ascribed thereto in the Investor Rights Agreement. (dd) “Warrants” means collectively the Existing Warrants and the Subsequent Warrants.

2. Warrants. Each Warrant shall entitle the Holder to purchase one Share as constituted on the Issue Date at the Exercise Price until 5:00 pm (Toronto time) (the “Expiry Time”) on the Expiry Date. The Holder shall:

(a)	exercise the Series A-1 Warrants on or before the Series A-1 Exercise Date, provided, however, that the Holder shall not be required to exercise the Series A-1 Warrants if a Default or Event of Default has occurred and is continuing on the Series A-1 Exercise Date, provided, further, that if a Default or Event of Default has occurred and is continuing on the Series A-1 Exercise Date and such Default or Event Default is remedied or waived by the Holder within sixty (60) days following the Series A-1 Exercise Date, the Holder shall exercise the Series A-1 Warrants on or before the date that is five (5) Business Days following the date on which such Default or Event of Default has been remedied or waived by the Holder;

(b)	exercise the Series A-2 Warrants on or before the Series A-2 Exercise Date, provided, however, that the Holder shall not be required to exercise the Series A-2 Warrants if a Default or Event of Default has occurred and is continuing on the Series A-2 Exercise Date, provided, further, that if a Default or Event of Default has occurred and is continuing on the Series A-1 Exercise Date and such Default or Event Default is remedied or waived by the Holder within sixty (60) days following the Series A-2 Exercise Date, the Holder shall exercise the Series A-1 Warrants on or before the date that is five (5) Business Days following the date on which such Default or Event of Default has been remedied or waived by the Holder;

(c)	deliver a notice to the Corporation on or before January 18, 2021 if the Holder intends at such time to exercise the Series A-3 Warrants on or before the Expiry Date (the “Exercise Notice”); and

(d)

if the Holder delivered the Exercise Notice, exercise the Series A-3 Warrants on or before the Expiry Date, provided, however, that the Holder shall not be required to exercise the Series A-3 Warrants if a Default or Event of Default has occurred and is continuing on the Expiry Date provided, further, that if a Default or Event of Default has occurred and is continuing on the Expiry Date and such Default or Event Default is remedied or waived by the Holder within sixty (60) days following the original Expiry Date, the Holder shall exercise the Series A-3 Warrants on or before the date that is five (5) Business Days following the date on which such Default or Event of Default has been remedied or waived by the Holder.

The Holder may, but shall not be required to, exercise the Series A-3 Warrants if the Exercise Notice is not delivered on or before January 18, 2021. Subject to Sections 2(a) and 2(b), the Holder may exercise all of the Warrants until the Expiry Date. In the event the Holder fails to exercise the Series A-1 Warrants, Series A-2 Warrants or Series A-3 Warrants to the extent required pursuant to Section 2(a), 2(b) or 2(d), as applicable, and such failure is not remedied within five (5) days following written notice of such failure by the Corporation to the Holder, all of the Warrants shall be cancelled with no further action required on the part of either the Corporation or the Holder.

3. Transferable. The Warrants evidenced hereby (or any portion thereof) may not be assigned or transferred by the Holder.

4. Warrants Exercise Procedure. Subject to Section 2, the Warrants evidenced hereby may be exercised in whole or in part at any time prior to the Expiry Date by surrendering the original of this Warrant certificate at the offices of the Corporation set out in subsection 20(g) hereof together with a subscription form in the form attached as Schedule “A” hereto duly completed and executed, such additional documents as may be contemplated thereby, and a certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Corporation.

5. Register of Warrantholders. The Corporation shall cause a register (the “Register”) to be kept in which shall be entered the names, addresses and emails of all holders of the Warrants and the number of Warrants held by each of them as may be amended from time to time. The Corporation may treat the registered holder of any certificate representing Warrants as the absolute owner of the Warrants represented thereby for all purposes, and the Corporation shall not be affected by any notice or knowledge to the contrary except where the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

6. Partial Exercise. The Holder may subscribe for and purchase less than the full number of Shares entitled to be subscribed for and purchased hereunder. In the event that the Holder subscribes for and purchases less than the full number of Shares entitled to be subscribed for and purchased under this Warrant certificate prior to the Expiry Date, the Corporation shall issue a new Warrant certificate to the Holder in substantially the same form as this Warrant certificate with appropriate changes to reflect the unexercised balance of the Warrants.

7. Delivery of Shares. Within five Business Days of receipt by the Corporation of:

(a)	this Warrant certificate in accordance with; and

(b)	the documents and payment noted in,

Section 4, the Corporation will deliver a certificate(s) representing the Shares subscribed for and purchased by the Holder hereunder, and a replacement Warrant certificate, if any.

8. Cancellation Right. Notwithstanding anything contained herein to the contrary, at any time, upon written request of the Holder, for no additional consideration on the part of either the Corporation or the Holder, the Corporation shall cancel such number of Warrants (other than any Warrants that the Holder is required at such time to exercise pursuant to Section 2(a), 2(b) or 2(d), as applicable) as requested by the Holder. Where the Holder exercises its cancellation right in accordance with this Section 8, the Corporation shall issue a new Warrant certificate to the Holder in substantially the same form as this Warrant certificate with appropriate changes to reflect the unexercised balance of the Warrants following such cancellation.

9. No Rights as Shareholder. Nothing contained in this Warrant certificate shall be construed as conferring upon the Holder any right or interest whatsoever as a holder of Shares of the Corporation or any other right or interest except as herein expressly provided.

10. Adjustments. The Share Number (or the number and kind of Shares or securities to be received upon exercise of the Warrants represented hereby in the case of subsection 10(d)) and the Exercise Price shall be subject to adjustment from time to time as follows:

(a)	if and whenever at any time following the Issue Date and prior to the Expiry Date the Corporation shall

	(i)	subdivide its outstanding Shares into a greater number of shares; or

	(ii)	reduce, combine or consolidate its outstanding Shares into a smaller number of shares; or

	(iii)	issue to all or substantially all the holders of the Shares by way of a stock dividend (other than the issue of Shares to holders of Shares who have elected to receive dividends in the form of Shares in lieu of dividends paid in the ordinary course on the Shares) or otherwise, Shares or securities convertible into or exchangeable for Shares,

(any such event being herein referred to as a “Share Reorganization”)

the Share Number shall be adjusted, at no cost to the Holder, effective immediately after the record date at which the holders of Shares are determined for the purposes of the Share Reorganization (or, if there is no record date, the effective date thereof) to a number that is the product of (1) the Share Number in effect on the record date (or effective date) in respect of the Share Reorganization; and (2) a fraction:

(A)	the numerator of which shall be the total number of Shares outstanding immediately after giving effect to the Share Reorganization; and

(B)	the denominator of which shall be the total number of Shares outstanding on the record date (or effective date) in respect of the Share Reorganization before giving effect to the Share Reorganization;

(b)	if and whenever at any time following the Issue Date and prior to the Expiry Date the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for, purchase or otherwise acquire Shares (or securities convertible into or exchangeable for Shares) at a price per share (or having a conversion or exchange price per share) of less than 95% of the Current Market Price of a Share on such record date (any such issuance being herein referred to as a “Rights Offering” and Shares that may be acquired pursuant to the Rights Offering, or upon the conversion or exercise of securities convertible into or exchangeable for Shares offered pursuant to the Rights Offering, being herein referred to as the “Offered Shares”), the Share Number shall be adjusted, at no cost to the Holder, effective immediately after such record date to the Share Number that is the product of (1) the Share Number in effect on such record date and (2) a fraction:

(i)	the numerator of which shall be the sum of (a) the total number of Shares outstanding on such record date plus (b) the total number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the securities convertible into or exchangeable for Shares so offered pursuant to the Rights Offering may be converted into or exchangeable therefor, as the case may be; and

(ii)	the denominator of which shall be the sum of:

	(A)	the total number of Shares outstanding on the record date; and

	(B)	the number arrived at when (I) either (a) the product of the number of Offered Shares so offered and the price at which the Offered Shares are offered; or (b) the product of the conversion (or exercise) price of the securities convertible into or exchangeable for Shares so offered pursuant to the Rights Offering and the maximum number of Offered Shares into which the securities convertible into or exchangeable for Shares so offered pursuant to the Rights Offering may be converted into or exchangeable therefor, as the case may be, is divided by (II) the Current Market Price of the Shares on the record date.

Any Offered Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation. If all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Share Number shall be readjusted to the Share Number in effect immediately prior to the record date, and the Share Number shall be further adjusted based upon the number of Offered Shares actually delivered (or securities actually converted into or exchanged for Offered Shares) upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(c)	if and whenever at any time following the Issue Date and prior to the Expiry Date the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Shares of (i) shares of any class other than Shares; (ii) rights, options or warrants (other than rights, options or warrants in connection with a Rights Offering and other than rights, options or warrants issued by the Corporation to all or substantially all of the holders of Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Shares or securities convertible into or exercisable for Shares within a period of 45 days from the date of issue thereof at a price, or at a conversion or exercise price, of or equal to or greater than the Current Market Price at the record date for such distribution); (iii) evidences of indebtedness; or (iv) any other assets (excluding cash dividends that the Holder is otherwise entitled to receive) and that issuance or distribution does not constitute a Share Reorganization (any such event being herein referred to as a “Special Distribution”), the Share Number shall be adjusted, at no cost to the Holder, effective immediately after the record date at which the holders of Shares are determined for purposes of the Special Distribution to the Share Number that is the product of (1) the Share Number in effect on such record date and (2) a fraction:

	(i)	the numerator of which shall be the product of (a) the sum of the total number of Shares outstanding on such record date plus the Share Number and (b) the Current Market Price thereof on such record date; and

	(ii)	the denominator of which shall be the sum of:

		(A)	the product of (I) the sum of the total number of Shares outstanding on such record date plus the Share Number and (II) the Current Market Price thereof on such record date; less

		(B)	the aggregate fair market value, as determined by the directors of the Corporation, whose determination, absent manifest error, shall be conclusive, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed pursuant to the Special Distribution.

Any Offered Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation. To the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or other assets is not made or to the extent that any rights, options or warrants so distributed are not exercised, the Share Number shall be readjusted to the Share Number that would then be in effect based upon shares, rights, options, warrants, evidences of indebtedness or other assets actually distributed or based upon the number of Shares or securities convertible into or exchangeable for Shares actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(d)	if and whenever at any time from the date hereof and prior to the Expiry Date there is a reorganization of the Corporation not otherwise provided for in this Section 10 or a consolidation or merger or amalgamation (including by way of arrangement) of the Corporation with or into another body corporate including a transaction whereby all or substantially all of the Corporation’s undertakings and assets become the property of any other corporation (any such event being herein called a “Capital Reorganization”), the Holder shall be entitled to receive and shall accept, upon the exercise of the Warrants represented hereby at any time after the effective date of the Capital Reorganization, in lieu of the number of Shares to which the Holder was theretofore entitled upon exercise of the Warrants represented hereby, the kind and aggregate number of shares and/or other securities or property resulting from the Capital Reorganization that the Holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Holder had been the holder of the number of Shares to which immediately before the transaction the Holder was entitled upon exercise of the Warrants represented hereby. A Capital Reorganization shall not be carried into effect unless all necessary steps shall have been taken so that the Holder shall thereafter be entitled to receive the number of shares or other securities or property resulting from the Capital Reorganization, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 10; and

(e)	if and whenever at any time from the date hereof and prior to the Expiry Date any adjustment or readjustment in the Share Number shall occur pursuant to the provisions of subsection 10(a), 10(b) or 10(c) of this Warrant Certificate, then the Exercise Price shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the Exercise Price immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Share Number.

11. Rules Regarding Calculation of Adjustments.

(a)	The adjustments provided for in Section 10 are cumulative and will be made successively whenever an event referred to therein occurs, subject to the following subsections of this Section 11.

(b)	No adjustment is required unless such adjustment would result in a change of at least one one-hundredth of a Share; provided, however, that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments. No adjustment in the Exercise Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price.

(c)	No adjustment will be made in respect of any event described in Section 10, other than the events referred to in subsection 10(d), if the Holder is entitled to participate in such event on the same terms, mutatis mutandis, as if the Holder had exercised this Warrant prior to or on the effective date or record date of such event.

(d)	If at any time a question or dispute arises with respect to adjustments provided for in Section 10, such question or dispute will be conclusively determined by the auditor of the Corporation or, if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action of the directors of the Corporation and any such determination, subject to regulatory approval and absent manifest error, will be binding upon the Corporation and the Holder. The Corporation will provide such auditor or chartered accountant with access to all necessary records of the Corporation.

(e)	In case the Corporation after the date of issuance of the Warrants takes any action affecting the Shares, other than action described in Section 10, which in the opinion of the board of directors of the Corporation would materially affect the rights of the Holder, the Share Number will be adjusted in such manner, if any, and at such time, by action of the directors of the Corporation in their sole discretion, acting reasonably and in good faith, but subject in all cases to any necessary regulatory approval. Failure of the taking of action by the directors of the Corporation so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Shares will be conclusive evidence that the board of directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(f)	If the Corporation sets a record date to take any action and, thereafter and before the taking of such action, decides not to take such action, then no adjustment will be required by reason of the setting of such record date.

(g)	In the absence of a resolution of the directors of the Corporation fixing a record date for any event which would require any adjustment to this Warrant, the Corporation will be deemed to have fixed as the record date therefor the date on which the event is effected.

(h)	As a condition precedent to the taking of any action which would require any adjustment to this Warrant, the Corporation shall take any corporate action which may be necessary in order that the Corporation or any successor to the Corporation or successor to the undertaking or assets of the Corporation have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which the Holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

(i)	The Corporation will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 10, forthwith give notice to the Holder specifying the event requiring such adjustment or readjustment and the results thereof.

(j)	The Corporation covenants to and in favour of the Holder that so long as this Warrant remains outstanding, it will give notice to the Holder of the effective date or of its intention to fix a record date for any event referred to in Section 10 whether or not such event gives rise to an adjustment in the Share Number, the Exercise Price or the number and type of securities issuable upon the exercise of the Warrants and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than ten days in each case prior to such applicable record date or effective date.

(k)	In any case in which this Section 11 shall require that an adjustment shall become effective immediately after a record date for or an effective date of an event referred to herein, the Corporation may defer, until the occurrence and consummation of such event, issuing to the Holder of this Warrant, if exercised after such record date or effective date and before the occurrence and consummation of such event, the additional Shares or other securities or property issuable upon such exercise by reason of the adjustment required by such event, provided, however, that the Corporation will deliver to the Holder an appropriate instrument evidencing the Holder’s right to receive such additional Shares or other securities or property upon the occurrence and consummation of such event on or after the exercise date of this Warrant certificate or such later date as the Holder would, but for the provisions of this subsection, have become the holder of record of such additional Shares or of such other securities or property.

12. Consolidation and Amalgamation. In the case of the Corporation entering into a transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other corporation (other than the Holder or an Affiliate thereof) (herein called a “successor corporation”) whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, disposition or otherwise, the successor corporation shall be bound by all of the provisions hereof including the due and punctual performance of all covenants of the Corporation and forthwith following the occurrence of such event, the successor corporation resulting from such reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, disposition or otherwise (if not the Corporation), shall expressly assume, by supplemental certificate satisfactory in form to the Holder, acting reasonably, and executed and delivered to the Holder, the due and punctual performance and observance of this Warrant certificate to be performed and observed by the Corporation and these securities and the terms set forth in this Warrant certificate will be a valid and binding obligation of the successor corporation entitling the Holder, as against the successor corporation, to all the rights of the Holder under this Warrant certificate.

13. No Fractional Shares. Upon the exercise of the Warrants evidenced hereby, the Corporation shall not be required to issue an aggregate number of Shares that results in any fractional Shares being issued and the Holder shall not be entitled to any cash payment or compensation in lieu of a fractional Share.

14. Legending of Shares. The Warrants have been, and the Shares will be, issued pursuant to an exemption (an “Exemption”) from the prospectus requirements of applicable securities law. To the extent that the Corporation relies on such Exemption, the Shares may be subject to restrictions on resale and transferability contained in applicable securities laws and contain a legend substantially in the following form:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE WHICH IS FOUR MONTHS AND ONE DAY AFTER THE APPLICABLE SUBSEQUENT ISSUE DATE.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED IN THE UNITED STATES OR BY A U.S. PERSON (AS DEFINED IN REGULATIONS UNDER THE U.S. SECURITIES ACT).

and any Shares issued upon the exercise of the Warrants before the date which is four months and one day after the Issue Date will bear the legend referred to above and an additional legend substantially in the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.

15. Change; Waiver. Subject to the approval of the Exchange (if required), the provisions of these Warrants may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to in writing by the Corporation and the Holder.

16. No Obligation to Purchase. Nothing herein contained or done pursuant hereto shall obligate the Holder to purchase or pay for or the Corporation to issue any Shares except: (a) those Shares in respect of which the Holder shall have exercised its right to purchase in the manner provided hereunder; (b) those Shares underlying the Series A-1 Warrants and Series A-2 Warrants which the Holder is required to exercise on or before the Series A-1 Exercise Date and the Series A-2 Exercise Date, respectively, pursuant to Section 2(a) and 2(b); and (c) if an Exercise Notice has been delivered to the Corporation, those Shares underlying the Series A-3 Warrants the Holder is required to exercise on or before the Expiry Date, pursuant to Section 2(d).

17. Covenants.

(a)	The Corporation covenants that (i) so long as any Shares evidenced hereby remain outstanding, it shall reserve and there shall remain unissued out of its authorized capital a sufficient number of Shares to satisfy the right of purchase provided for herein should the Holder determine to exercise its rights in respect of all the Shares available for purchase and issuance under outstanding Warrants; and (ii) all Shares which shall be issued upon the due exercise of the right to purchase provided for herein, upon payment therefor of the amount at which such Shares may at the time be purchased pursuant to the provisions hereof, shall be issued as fully paid and non-assessable common shares in the capital of the Corporation and free of all liens, charges and encumbrances.

(b)	The Corporation shall use commercially reasonable efforts to preserve and maintain its corporate existence and the listing of the Shares on the Exchange, provided that this covenant shall not prevent the Corporation from completing any transaction which would result in the Shares ceasing to be listed on the Exchange so long as the holders of securities of Corporation receive securities of an entity which is listed on a recognized Canadian or U.S. stock exchange or cash, or the holders of securities of Corporation have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the rules and policies of the Exchange.

18. Representations and Warranties. The Corporation hereby represents and warrants with and to the Holder that the Corporation is duly authorized and has the corporate and lawful power and authority to create and issue this Warrant certificate and the Shares issuable upon the exercise hereof and perform its obligations hereunder and that this Warrant certificate represents a valid, legal and binding obligation of the Corporation enforceable in accordance with its terms.

19. Lost Certificate. If this Warrant certificate becomes stolen, lost, mutilated or destroyed, the Corporation may, on such terms as it may in its discretion impose, respectively issue and countersign a new Warrant certificate of like denomination, tenor and date as the Warrant certificate so stolen, lost, mutilated or destroyed.

20. General.

(a)	The headings in this certificate are for reference only and do not constitute terms of the Warrant certificate.

(b)	Whenever the singular or masculine is used in this Warrant certificate the same shall be deemed to include the plural or the feminine or the body corporate as the context may require.

(c)	This Warrant certificate shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

(d)	Time shall be of the essence of this Warrant certificate.

(e)	This Warrant shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without reference to its principles governing the choice or conflict of laws. The Corporation and the Holder hereby irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute related to or arising from this Warrant certificate.

(f)	All references herein to monetary amounts are references to lawful money of Canada.

(g)	All notices or other communications to be given to the Holder by the Corporation under this Warrant certificate shall be delivered by hand, courier, ordinary prepaid mail or electronic mail; and, if delivered by hand, shall be deemed to have been given on the delivery date, if delivered by ordinary prepaid mail shall be deemed to have been given on the fifth day following the delivery date and, if sent by electronic mail, on the date of transmission if sent before 5:00 p.m. (local time where the notice is received) on a Business Day or, if such day is not a Business Day, on the first Business Day following the date of transmission.

Notices to the Holder shall be addressed to the address of the Holder set out in the Register.

Notices to the Corporation shall be addressed to:

Fire & Flower Holdings Corp.

150 King Street West, Suite 308

Toronto, Ontario M5H 1J9

Attention:	Chief Executive Officer
Email :	[Redacted – Address Details]

Each of the Corporation and the Holder may change its address for service by notice in writing to the other of them specifying its new address for service under this Warrant certificate.

[THE REMAINDER OF THIS PAGE IS LEFT INTENTIONALLY BLANK.]

IN WITNESS WHEREOF the Corporation has caused this Warrant certificate to be signed by its duly authorized officer on ■, 2020.

FIRE & FLOWER HOLDINGS CORP.

By:
Authorized Signatory

Agreed and acknowledged this __________day of ___________, 2020.

2707031 ONTARIO INC.

By:
Authorized Signatory

Signature Page – Warrant Certificate

SCHEDULE “A”

WARRANT CERTIFICATE SUBSCRIPTION FORM

Fire & Flower Holdings Corp.

150 King Street West, Suite 308

Toronto, Ontario M5H 1J9

Dear Sirs/Mesdames:

The undersigned hereby exercises the right to purchase and hereby subscribes for ________ common shares (the “Shares”) of Fire & Flower Holdings Corp. (the “Corporation”) referred to in the Warrant certificate attached hereto according to the conditions thereof, and herewith makes payment of the purchase price in full for the Shares. The undersigned confirms that (a) at the time of exercise it is not a U.S. person; (b) at the time of exercise it is not within the United States; (c) it is not exercising any of the Warrants represented by this Warrant certificate for the account or benefit of any U.S. person or person within the United States; and (d) it did not execute or deliver this Subscription Form in the United States.

The undersigned confirms that as of the date hereof, the undersigned holds __________Shares and that the undersigned has made all reasonable inquiries to ensure that the information contained in this warrant certificate subscription form (the “Form”) is accurate. Pursuant to Section 2(b) of the certificate to which this Form is attached, the undersigned confirms that any personal information forms and/or declarations of the undersigned required by the Toronto Stock Exchange (the “TSX”) to be filed with the TSX with respect to the undersigned’s status as an Insider of the Corporation (as such term is defined in the TSX Company Manual) have been filed as of the date hereof.

Please issue and deliver a certificate for the Shares being purchased as follows:

NAME:
(please print)

ADDRESS:

DELIVERY

INSTRUCTIONS:

1.	The registered holder of a Warrant may exercise its right to acquire Shares by completing and surrendering this Subscription Form and the ORIGINAL Warrant certificate representing the Warrants being converted to the Corporation, together with the aggregate amount of the exercise price for the Shares as provided for in the Warrant certificate. Certificates representing the Shares to be acquired on exercise will be sent by prepaid first class mail to the address(es) above within five (5) business days after the receipt of all required documentation, subject to the terms of the Warrant certificate.

2.	If this Subscription Form indicates that the Shares are to be issued to a person or persons other than the registered holder of the Warrants to be converted: (a) the signature of the registered holder on this Subscription Form must be medallion guaranteed by an authorized officer of a chartered bank, trust corporation or an investment dealer who is a member of a recognized stock exchange; and (b) the registered holder must pay to the Corporation all applicable taxes and other duties.

3.	If this Subscription Form is signed by a trustee, executor, administrator, custodian, guardian, attorney, officer of a corporation or any other person acting in a fiduciary or representative capacity, this Subscription Form must be accompanied by evidence of authority to sign satisfactory to the Corporation.

[Signature Page to Follow]

Schedule “A” – Warrant Certificate

DATED this_________day of____________________________,________________.

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Signature of Witness	)	Signature of registered holder or Signatory
[Please Note Instruction 2]	)	thereof
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Print name of Witness	)	If applicable, print Name and Office of
	)	Signatory
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	)	Print Name of registered holder as on
	)	certificate
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)
	)	Street Address
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City, Province/State and Postal/ZIP Code

Schedule “A” – Warrant Certificate

SCHEDULE “B”

SUBSEQUENT WARRANTS

Subsequent Issue Date	Number of Subsequent Warrants	Subsequent Warrant Exercise Price	Signature of Fire & Flower Holdings Corp.

Schedule “B” – Warrant Certificate

SCHEDULE “E”

FORM OF AMENDED AND RESTATED SERIES B WARRANT CERTIFICATE

See attached.

THIS AMENDED AND RESTATED WARRANT CERTIFICATE, AND THE WARRANTS EVIDENCED HEREBY, SHALL BE VOID AND OF NO VALUE UNLESS EXERCISED ON OR BEFORE THE EXPIRY TIME (AS HEREINAFTER DEFINED).

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE WHICH IS FOUR MONTHS AND ONE DAY AFTER THE APPLICABLE SUBSEQUENT ISSUE DATE (AS HEREINAFTER DEFINED).

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY A U.S. PERSON (AS DEFINED IN REGULATIONS UNDER THE U.S. SECURITIES ACT).

Certificate No: ■	Effective Date: ■, 2020 (the “Effective Date”)
Existing Number of Series B Warrants: 67,175,541

AMENDED AND RESTATED SERIES B WARRANT CERTIFICATE

FIRE & FLOWER HOLDINGS CORP.

For value received, 2707031 Ontario Inc. (400-305 Milner Avenue, Toronto, Ontario, M1B 3V4) (the “Holder”) is the registered holder of that number of Warrants of Fire & Flower Holdings Corp. (the “Corporation”) as set out herein.

1. Definitions. For the purposes of this Warrant certificate:

(a)	“Affiliate” has the meaning ascribed thereto in the Canada Business Corporations Act.

(b)	“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in the Province of Ontario or the Province of Quebec; and (ii) a day on which banks are generally closed in the Province of Ontario or the Province of Quebec.

(c)	“Current Market Price” means the closing trading price of the Shares on the Exchange on the applicable date.

(d)	“Debenture Certificate” means the amended and restated debenture certificate dated as of the Effective Date evidencing the $25,989,985.42 principal amount of 8.0% unsecured convertible debentures issued by the Corporation to the Holder, as amended, modified, supplemented or restated from time to time.

(e)	“Default” has the meaning ascribed thereto in the Debenture Certificate.

(f)	“Event of Default” has the meaning ascribed thereto in the Debenture Certificate.

(g)	“Exchange” means the securities exchange or exchanges on which the Shares are then principally traded.

(h)	“Exercise Date” means January 1, 2022.

(i)	“Exercise Price” means, with respect to: (i) the Existing Warrants, the Existing Warrant Exercise Price; and (ii) the Subsequent Warrants, the Subsequent Warrant Exercise Price.

(j)	“Existing Warrant Exercise Price” means the exercise price of each Existing Warrant which shall be the lesser of (i) $1.875; and (ii) the 20-day volume weighted average trading price of the Shares on the Exchange on the last Business Day prior to the exercise of such Existing Warrants.

(k)	“Existing Warrants” means the number of Series B warrants of the Corporation as set forth above.

(l)	“Expiry Date” means September 30, 2022 or if a Default or Event of Default has occurred and is continuing on or after September 30, 2022, the date that is thirty (30) days following the date on which such Default or Event of Default has been remedied by the Corporation or waived by the Holder.

(m)	“Investor Rights Agreement” means the amended and restated investor rights agreement between the Corporation and the Holder dated as of ■, 2020, as amended, modified, restated or supplemented from time to time.

(n)	“Issue Date” means: (i) the date on which Existing Warrants have been issued, as applicable, with respect to the Existing Warrants; and (ii) each Subsequent Issue Date with respect to the Subsequent Warrants.

(o)	“Participation Warrants” has the meaning ascribed thereto in the Investor Rights Agreement.

(p)	“Series A Warrant Certificate” means the certificate dated the Effective Date representing 34,158,027 Series A Warrants, as amended, modified, supplemented or restated from time to time.

(q)	“Series A Warrants” means the Series A warrants of the Corporation issued to the Holder pursuant to the Series A Warrant Certificate.

(r)	“Share Number”, at any time, means that number of Shares to which the Holder is entitled upon exercise of one whole Warrant in accordance with Section 4 as such number may be adjusted by Section 10 and that number, as at the date hereof, is equal to one Share for each Warrant.

(s)	“Shares” means common shares in the capital of the Corporation.

(t)	“Subsequent Issue Date” means the date on which Subsequent Warrants are issued, as applicable. Each Subsequent Issue Date shall be set out in Schedule “B” attached hereto which may be amended from time to time.

(u)	“Subsequent Warrant Exercise Price” means the exercise price of each Participation Warrant or Top-up Warrant determined in accordance with the Investor Rights Agreement. Each Subsequent Warrant Exercise Price shall be set out in Schedule “B” attached hereto which may be amended from time to time.

(v)	“Subsequent Warrants” means the Participation Warrants and/or Top-up Warrants issued to the Holder pursuant to the Investor Rights Agreement. Each Subsequent Warrant shall be set out in Schedule “B” attached hereto which may be amended from time to time.

(w)	“Top-up Warrants” has the meaning ascribed thereto in the Investor Rights Agreement.

(x)	“Warrants” means collectively the Existing Warrants and the Subsequent Warrants.

2. Warrants. At any time after the Exercise Date, each Warrant shall entitle the Holder to purchase one Share as constituted on the Issue Date, at the Exercise Price until 5:00 pm (Toronto time) (the “Expiry Time”) on the Expiry Date. Other than as set out in Sections 2(a), 2(b) and 2(d) of the Series A Warrant Certificate, the Holder shall not be required to exercise any or all of the Series A Warrants as a condition to exercising the Warrants hereunder. In the event the Holder fails to exercise any Series A Warrants to the extent required pursuant to Section 2(a), 2(b) or 2(d) of the Series A Warrant Certificate and such failure is not remedied within five (5) days after a written notice of such failure by the Corporation to the Holder, all of the Warrants shall be cancelled with no further action required on the part of either the Corporation or the Holder.

3. Transferable. The Warrants evidenced hereby (or any portion thereof) may not be assigned or transferred by the Holder.

4. Warrants Exercise Procedure. Subject to Section 2, the Warrants evidenced hereby may be exercised in whole or in part at any time from the Exercise Date until the Expiry Date by surrendering the original of this Warrant certificate at the offices of the Corporation set out in subsection 20(g) hereof together with a subscription form in the form attached as Schedule “A” hereto duly completed and executed, such additional documents as may be contemplated thereby, and a certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Corporation.

5. Register of Warrantholders. The Corporation shall cause a register (the “Register”) to be kept in which shall be entered the names, addresses and emails of all holders of the Warrants and the number of Warrants held by each of them as may be amended from time to time. The Corporation may treat the registered holder of any certificate representing Warrants as the absolute owner of the Warrants represented thereby for all purposes, and the Corporation shall not be affected by any notice or knowledge to the contrary except where the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

6. Partial Exercise. The Holder may subscribe for and purchase less than the full number of Shares entitled to be subscribed for and purchased hereunder. In the event that the Holder subscribes for and purchases less than the full number of Shares entitled to be subscribed for and purchased under this Warrant certificate prior to the Expiry Date, the Corporation shall issue a new Warrant certificate to the Holder in substantially the same form as this Warrant certificate with appropriate changes to reflect the unexercised balance of the Warrants.

7. Delivery of Shares. Within five Business Days of receipt by the Corporation of:

(a)	this Warrant certificate in accordance with; and

(b)	the documents and payment noted in,

Section 4, the Corporation will deliver a certificate(s) representing the Shares subscribed for and purchased by the Holder hereunder, and a replacement Warrant certificate, if any.

8. Cancellation Right. Notwithstanding anything contained herein to the contrary, at any time, upon written request of the Holder, for no additional consideration on the part of either the Corporation or the Holder, the Corporation shall cancel such number of Warrants as requested by the Holder. Where the Holder exercises its cancellation right in accordance with this Section 8, the Corporation shall issue a new Warrant certificate to the Holder in substantially the same form as this Warrant certificate with appropriate changes to reflect the unexercised balance of the Warrants following such cancellation.

9. No Rights as Shareholder. Nothing contained in this Warrant certificate shall be construed as conferring upon the Holder any right or interest whatsoever as a holder of Shares of the Corporation or any other right or interest except as herein expressly provided.

10. Adjustments. The Share Number (or the number and kind of Shares or securities to be received upon exercise of the Warrants represented hereby in the case of subsection 10(d)) and the Exercise Price shall be subject to adjustment from time to time as follows:

(a)	if and whenever at any time following the Issue Date and prior to the Expiry Date the Corporation shall

	(i)	subdivide its outstanding Shares into a greater number of shares; or

	(ii)	reduce, combine or consolidate its outstanding Shares into a smaller number of shares; or

	(iii)	issue to all or substantially all the holders of the Shares by way of a stock dividend (other than the issue of Shares to holders of Shares who have elected to receive dividends in the form of Shares in lieu of dividends paid in the ordinary course on the Shares) or otherwise, Shares or securities convertible into or exchangeable for Shares,

(any such event being herein referred to as a “Share Reorganization”)

the Share Number shall be adjusted, at no cost to the Holder, effective immediately after the record date at which the holders of Shares are determined for the purposes of the Share Reorganization (or, if there is no record date, the effective date thereof) to a number that is the product of (1) the Share Number in effect on the record date (or effective date) in respect of the Share Reorganization; and (2) a fraction:

(A)	the numerator of which shall be the total number of Shares outstanding immediately after giving effect to the Share Reorganization; and

(B)	the denominator of which shall be the total number of Shares outstanding on the record date (or effective date) in respect of the Share Reorganization before giving effect to the Share Reorganization;

(b)	if and whenever at any time following the Issue Date and prior to the Expiry Date the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for, purchase or otherwise acquire Shares (or securities convertible into or exchangeable for Shares) at a price per share (or having a conversion or exchange price per share) of less than 95% of the Current Market Price of a Share on such record date (any such issuance being herein referred to as a “Rights Offering” and Shares that may be acquired pursuant to the Rights Offering, or upon the conversion or exercise of securities convertible into or exchangeable for Shares offered pursuant to the Rights Offering, being herein referred to as the “Offered Shares”), the Share Number shall be adjusted, at no cost to the Holder, effective immediately after such record date to the Share Number that is the product of (1) the Share Number in effect on such record date and (2) a fraction:

(i)	the numerator of which shall be the sum of (a) the total number of Shares outstanding on such record date plus (b) the total number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the securities convertible into or exchangeable for Shares so offered pursuant to the Rights Offering may be converted into or exchangeable therefor, as the case may be; and

(ii)	the denominator of which shall be the sum of:

	(A)	the total number of Shares outstanding on the record date; and

	(B)	the number arrived at when (I) either (a) the product of the number of Offered Shares so offered and the price at which the Offered Shares are offered; or (b) the product of the conversion (or exercise) price of the securities convertible into or exchangeable for Shares so offered pursuant to the Rights Offering and the maximum number of Offered Shares into which the securities convertible into or exchangeable for Shares so offered pursuant to the Rights Offering may be converted into or exchangeable therefor, as the case may be, is divided by (II) the Current Market Price of the Shares on the record date.

Any Offered Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation. If all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Share Number shall be readjusted to the Share Number in effect immediately prior to the record date, and the Share Number shall be further adjusted based upon the number of Offered Shares actually delivered (or securities actually converted into or exchanged for Offered Shares) upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(c)	if and whenever at any time following the Issue Date and prior to the Expiry Date the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Shares of (i) shares of any class other than Shares; (ii) rights, options or warrants (other than rights, options or warrants in connection with a Rights Offering and other than rights, options or warrants issued by the Corporation to all or substantially all of the holders of Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Shares or securities convertible into or exercisable for Shares within a period of 45 days from the date of issue thereof at a price, or at a conversion or exercise price, of or equal to or greater than the Current Market Price at the record date for such distribution); (iii) evidences of indebtedness; or (iv) any other assets (excluding cash dividends that the Holder is otherwise entitled to receive) and that issuance or distribution does not constitute a Share Reorganization (any such event being herein referred to as a “Special Distribution”), the Share Number shall be adjusted, at no cost to the Holder, effective immediately after the record date at which the holders of Shares are determined for purposes of the Special Distribution to the Share Number that is the product of (1) the Share Number in effect on such record date and (2) a fraction:

(i)	the numerator of which shall be the product of (a) the sum of the total number of Shares outstanding on such record date plus the Share Number and (b) the Current Market Price thereof on such record date; and

(ii)	the denominator of which shall be the sum of:

	(A)	the product of (I) the sum of the total number of Shares outstanding on such record date plus the Share Number and (II) the Current Market Price thereof on such record date; less

(B)	the aggregate fair market value, as determined by the directors of the Corporation, whose determination, absent manifest error, shall be conclusive, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed pursuant to the Special Distribution.

Any Offered Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation. To the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or other assets is not made or to the extent that any rights, options or warrants so distributed are not exercised, the Share Number shall be readjusted to the Share Number that would then be in effect based upon shares, rights, options, warrants, evidences of indebtedness or other assets actually distributed or based upon the number of Shares or securities convertible into or exchangeable for Shares actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(d)	if and whenever at any time from the date hereof and prior to the Expiry Date there is a reorganization of the Corporation not otherwise provided for in this Section 10 or a consolidation or merger or amalgamation (including by way of arrangement) of the Corporation with or into another body corporate including a transaction whereby all or substantially all of the Corporation’s undertakings and assets become the property of any other corporation (any such event being herein called a “Capital Reorganization”), the Holder shall be entitled to receive and shall accept, upon the exercise of the Warrants represented hereby at any time after the effective date of the Capital Reorganization, in lieu of the number of Shares to which the Holder was theretofore entitled upon exercise of the Warrants represented hereby, the kind and aggregate number of shares and/or other securities or property resulting from the Capital Reorganization that the Holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Holder had been the holder of the number of Shares to which immediately before the transaction the Holder was entitled upon exercise of the Warrants represented hereby. A Capital Reorganization shall not be carried into effect unless all necessary steps shall have been taken so that the Holder shall thereafter be entitled to receive the number of shares or other securities or property resulting from the Capital Reorganization, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 10; and

(e)	if and whenever at any time from the date hereof and prior to the Expiry Date any adjustment or readjustment in the Share Number shall occur pursuant to the provisions of subsection 10(a), 10(b) or 10(c) of this Warrant Certificate, then the Exercise Price shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the Exercise Price immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Share Number.

11. Rules Regarding Calculation of Adjustments.

(a)	The adjustments provided for in Section 10 are cumulative and will be made successively whenever an event referred to therein occurs, subject to the following subsections of this Section 11.

(b)	No adjustment is required unless such adjustment would result in a change of at least one one-hundredth of a Share; provided, however, that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments. No adjustment in the Exercise Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price.

(c)	No adjustment will be made in respect of any event described in Section 10, other than the events referred to in subsection 10(d), if the Holder is entitled to participate in such event on the same terms, mutatis mutandis, as if the Holder had exercised this Warrant prior to or on the effective date or record date of such event.

(d)	If at any time a question or dispute arises with respect to adjustments provided for in Section 10, such question or dispute will be conclusively determined by the auditor of the Corporation or, if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action of the directors of the Corporation and any such determination, subject to regulatory approval and absent manifest error, will be binding upon the Corporation and the Holder. The Corporation will provide such auditor or chartered accountant with access to all necessary records of the Corporation.

(e)	In case the Corporation after the date of issuance of the Warrants takes any action affecting the Shares, other than action described in Section 10, which in the opinion of the board of directors of the Corporation would materially affect the rights of the Holder, the Share Number will be adjusted in such manner, if any, and at such time, by action of the directors of the Corporation in their sole discretion, acting reasonably and in good faith, but subject in all cases to any necessary regulatory approval. Failure of the taking of action by the directors of the Corporation so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Shares will be conclusive evidence that the board of directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(f)	If the Corporation sets a record date to take any action and, thereafter and before the taking of such action, decides not to take such action, then no adjustment will be required by reason of the setting of such record date.

(g)	In the absence of a resolution of the directors of the Corporation fixing a record date for any event which would require any adjustment to this Warrant, the Corporation will be deemed to have fixed as the record date therefor the date on which the event is effected.

(h)	As a condition precedent to the taking of any action which would require any adjustment to this Warrant, the Corporation shall take any corporate action which may be necessary in order that the Corporation or any successor to the Corporation or successor to the undertaking or assets of the Corporation have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which the Holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

(i)	The Corporation will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 10, forthwith give notice to the Holder specifying the event requiring such adjustment or readjustment and the results thereof.

(j)	The Corporation covenants to and in favour of the Holder that so long as this Warrant remains outstanding, it will give notice to the Holder of the effective date or of its intention to fix a record date for any event referred to in Section 10 whether or not such event gives rise to an adjustment in the Share Number, the Exercise Price or the number and type of securities issuable upon the exercise of the Warrants and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than ten days in each case prior to such applicable record date or effective date.

(k)	In any case in which this Section 11 shall require that an adjustment shall become effective immediately after a record date for or an effective date of an event referred to herein, the Corporation may defer, until the occurrence and consummation of such event, issuing to the Holder of this Warrant, if exercised after such record date or effective date and before the occurrence and consummation of such event, the additional Shares or other securities or property issuable upon such exercise by reason of the adjustment required by such event, provided, however, that the Corporation will deliver to the Holder an appropriate instrument evidencing the Holder’s right to receive such additional Shares or other securities or property upon the occurrence and consummation of such event on or after the exercise date of this Warrant certificate or such later date as the Holder would, but for the provisions of this subsection, have become the holder of record of such additional Shares or of such other securities or property.

12. Consolidation and Amalgamation. In the case of the Corporation entering into a transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other corporation (other than the Holder or an Affiliate thereof) (herein called a “successor corporation”) whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, disposition or otherwise, the successor corporation shall be bound by all of the provisions hereof including the due and punctual performance of all covenants of the Corporation and forthwith following the occurrence of such event, the successor corporation resulting from such reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, disposition or otherwise (if not the Corporation), shall expressly assume, by supplemental certificate satisfactory in form to the Holder, acting reasonably, and executed and delivered to the Holder, the due and punctual performance and observance of this Warrant certificate to be performed and observed by the Corporation and these securities and the terms set forth in this Warrant certificate will be a valid and binding obligation of the successor corporation entitling the Holder, as against the successor corporation, to all the rights of the Holder under this Warrant certificate.

13. No Fractional Shares. Upon the exercise of the Warrants evidenced hereby, the Corporation shall not be required to issue an aggregate number of Shares that results in any fractional Shares being issued and the Holder shall not be entitled to any cash payment or compensation in lieu of a fractional Share.

14. Legending of Shares. The Warrants have been, and the Shares will be, issued pursuant to an exemption (an “Exemption”) from the prospectus requirements of applicable securities law. To the extent that the Corporation relies on such Exemption, the Shares may be subject to restrictions on resale and transferability contained in applicable securities laws and contain a legend substantially in the following form:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE WHICH 1S FOUR MONTHS AND ONE DAY AFTER THE APPLICABLE SUBSEQUENT ISSUE DATE.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED IN THE UNITED STATES OR BY A U.S. PERSON (AS DEFINED IN REGULATIONS UNDER THE U.S. SECURITIES ACT).

and any Shares issued upon the exercise of the Warrants before the date which is four months and one day after the Issue Date will bear the legend referred to above and an additional legend substantially in the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.

15. Change; Waiver. Subject to the approval of the Exchange (if required), the provisions of these Warrants may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to in writing by the Corporation and the Holder.

16. No Obligation to Purchase. Nothing herein contained or done pursuant hereto shall obligate the Holder to purchase or pay for or the Corporation to issue any Shares except those Shares in respect of which the Holder shall have exercised its right to purchase in the manner provided hereunder.

17. Covenants.

(a)	The Corporation covenants that (i) so long as any Shares evidenced hereby remain outstanding, it shall reserve and there shall remain unissued out of its authorized capital a sufficient number of Shares to satisfy the right of purchase provided for herein should the Holder determine to exercise its rights in respect of all the Shares available for purchase and issuance under outstanding Warrants; and (ii) all Shares which shall be issued upon the due exercise of the right to purchase provided for herein, upon payment therefor of the amount at which such Shares may at the time be purchased pursuant to the provisions hereof, shall be issued as fully paid and non-assessable common shares in the capital of the Corporation and free of all liens, charges and encumbrances.

(b)	The Corporation shall use commercially reasonable efforts to preserve and maintain its corporate existence and the listing of the Shares on the Exchange, provided that this covenant shall not prevent the Corporation from completing any transaction which would result in the Shares ceasing to be listed on the Exchange so long as the holders of securities of Corporation receive securities of an entity which is listed on a recognized Canadian or U.S. stock exchange or cash, or the holders of securities of Corporation have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the rules and policies of the Exchange.

18. Representations and Warranties. The Corporation hereby represents and warrants with and to the Holder that the Corporation is duly authorized and has the corporate and lawful power and authority to create and issue this Warrant certificate and the Shares issuable upon the exercise hereof and perform its obligations hereunder and that this Warrant certificate represents a valid, legal and binding obligation of the Corporation enforceable in accordance with its terms.

19. Lost Certificate. If this Warrant certificate becomes stolen, lost, mutilated or destroyed, the Corporation may, on such terms as it may in its discretion impose, respectively issue and countersign a new Warrant certificate of like denomination, tenor and date as the Warrant certificate so stolen, lost, mutilated or destroyed.

20. General.

(a)	The headings in this certificate are for reference only and do not constitute terms of the Warrant certificate.

(b)	Whenever the singular or masculine is used in this Warrant certificate the same shall be deemed to include the plural or the feminine or the body corporate as the context may require.

(c)	This Warrant certificate shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

(d)	Time shall be of the essence of this Warrant certificate.

(e)	This Warrant shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without reference to its principles governing the choice or conflict of laws. The Corporation and the Holder hereby irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute related to or arising from this Warrant certificate.

(f)	All references herein to monetary amounts are references to lawful money of Canada.

(g)	All notices or other communications to be given to the Holder by the Corporation under this Warrant certificate shall be delivered by hand, courier, ordinary prepaid mail or electronic mail; and, if delivered by hand, shall be deemed to have been given on the delivery date, if delivered by ordinary prepaid mail shall be deemed to have been given on the fifth day following the delivery date and, if sent by electronic mail, on the date of transmission if sent before 5:00 p.m. (local time where the notice is received) on a Business Day or, if such day is not a Business Day, on the first Business Day following the date of transmission.

Notices to the Holder shall be addressed to the address of the Holder set out in the Register.

Notices to the Corporation shall be addressed to:

Fire & Flower Holdings Corp.

150 King Street West, Suite 308

Toronto, Ontario M5H 1J9

Attention:	Chief Executive Officer
Email:

Each of the Corporation and the Holder may change its address for service by notice in writing to the other of them specifying its new address for service under this Warrant certificate.

[THE REMAINDER OF THIS PAGE IS LEFT INTENTIONALLY BLANK.]

IN WITNESS WHEREOF the Corporation has caused this Warrant certificate to be signed by its duly authorized officer on ■, 2020.

FIRE & FLOWER HOLDINGS CORP.

By:
Authorized Signatory

Agreed and acknowledged this_____ day of_________, 2020.

2707031 ONTARIO INC.

By:
Authorized Signatory

Signature Page - Warrant Certificate

SCHEDULE “A”

WARRANT CERTIFICATE SUBSCRIPTION FORM

Fire & Flower Holdings Corp.

150 King Street West, Suite 308

Toronto, Ontario M5H 1J9

Dear Sirs/Mesdames:

The undersigned hereby exercises the right to purchase and hereby subscribes for_________common shares (the “Shares”) of Fire & Flower Holdings Corp. (the “Corporation”) referred to in the Warrant certificate attached hereto according to the conditions thereof, and herewith makes payment of the purchase price in full for the Shares. The undersigned confirms that (a) at the time of exercise it is not a U.S. person; (b) at the time of exercise it is not within the United States; (c) it is not exercising any of the Warrants represented by this Warrant certificate for the account or benefit of any U.S. person or person within the United States; and (d) it did not execute or deliver this Subscription Form in the United States.

Please issue and deliver a certificate for the Shares being purchased as follows:

NAME:
(please print)

ADDRESS:

DELIVERY

INSTRUCTIONS:

1.	The registered holder of a Warrant may exercise its right to acquire Shares by completing and surrendering this Subscription Form and the ORIGINAL Warrant certificate representing the Warrants being converted to the Corporation, together with the aggregate amount of the exercise price for the Shares as provided for in the Warrant certificate. Certificates representing the Shares to be acquired on exercise will be sent by prepaid first class mail to the address(es) above within five (5) business days after the receipt of all required documentation, subject to the terms of the Warrant certificate.

2.	If this Subscription Form indicates that the Shares are to be issued to a person or persons other than the registered holder of the Warrants to be converted: (a) the signature of the registered holder on this Subscription Form must be medallion guaranteed by an authorized officer of a chartered bank, trust corporation or an investment dealer who is a member of a recognized stock exchange; and (b) the registered holder must pay to the Corporation all applicable taxes and other duties.

3.	If this Subscription Form is signed by a trustee, executor, administrator, custodian, guardian, attorney, officer of a corporation or any other person acting in a fiduciary or representative capacity, this Subscription Form must be accompanied by evidence of authority to sign satisfactory to the Corporation.

[Signature Page to Follow]

Schedule “A” - Warrant Certificate

DATED this________day of____________________,____________.

)
Signature of Witness	)	Signature of registered holder or Signatory
[Please Note Instruction 2]	)	thereof
)
)
Print name of Witness	)	If applicable, print Name and Office of
	)	Signatory
)
)
	)	Print Name of registered holder as on
	)	certificate
)
)
	)	Street Address
)

City, Province/State and Postal/ZIP Code

Schedule “A” – Warrant Certificate

SCHEDULE “B”

SUBSEQUENT WARRANTS

Subsequent Issue Date	Number of Subsequent Warrants	Subsequent Warrant Exercise Price	Signature of Fire & Flower Holdings Corp.

Schedule “B” - Warrant Certificate

SCHEDULE “F”

FORM OF AMENDED AND RESTATED SERIES C WARRANT CERTIFICATE

See attached.

THIS AMENDED AND RESTATED WARRANT CERTIFICATE, AND THE WARRANTS EVIDENCED HEREBY, SHALL BE VOID AND OF NO VALUE UNLESS EXERCISED ON OR BEFORE THE EXPIRY TIME (AS HEREINAFTER DEFINED).

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE WHICH IS FOUR MONTHS AND ONE DAY AFTER THE APPLICABLE SUBSEQUENT ISSUE DATE (AS HEREINAFTER DEFINED).

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY A U.S. PERSON (AS DEFINED IN REGULATIONS UNDER THE U.S. SECURITIES ACT).

Certificate No: ■	Effective Date: ■, 2020 (the “Effective Date”)
Existing Number of Series C Warrants: 133,390,789

AMENDED AND RESTATED SERIES C WARRANT CERTIFICATE

FIRE & FLOWER HOLDINGS CORP.

For value received, 2707031 Ontario Inc. (400-305 Milner Avenue, Toronto, Ontario, M1B 3V4) (the “Holder”) is the registered holder of that number of Warrants of Fire & Flower Holdings Corp. (the “Corporation”) as set out herein.

1.		Definitions. For the purposes of this Warrant certificate:

	(a)	“Affiliate” has the meaning ascribed thereto in the Canada Business Corporations Act.

	(b)	“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in the Province of Ontario or the Province of Quebec; and (ii) a day on which banks are generally closed in the Province of Ontario or the Province of Quebec.

	(c)	“Current Market Price” means the closing trading price of the Shares on the Exchange on the applicable date.

	(d)	“Debenture Certificate” means the amended and restated debenture certificate dated as of the Effective Date evidencing the $25,989,985.42 principal amount of 8.0% unsecured convertible debentures issued by the Corporation to the Holder, as amended, modified, supplemented or restated from time to time.

	(e)	“Default” has the meaning ascribed thereto in the Debenture Certificate.

	(f)	“Event of Default” has the meaning ascribed thereto in the Debenture Certificate.

	(g)	“Exchange” means the securities exchange or exchanges on which the Shares are then principally traded.

	(h)	“Exercise Date” means October 1, 2022.

	(i)	“Exercise Price” means, with respect to: (i) the Existing Warrants, the Existing Warrant Exercise Price; and (ii) the Subsequent Warrants, the Subsequent Warrant Exercise Price.

(j)	“Existing Warrant Exercise Price” means the exercise price of each Existing Warrant which shall be the lesser of (i) $3.00; and (ii) 125% of the 20-day volume weighted average trading price of the Shares on the Exchange on the last Business Day prior to the exercise of such Existing Warrants.

(k)	“Existing Warrants” means the number of Series C warrants of the Corporation as set forth above.

(l)	“Expiry Date” means June 30, 2023 or if a Default or Event of Default has occurred and is continuing on or after June 30, 2023, the date that is thirty (30) days following the date on which such Default or Event of Default has been remedied by the Corporation or waived by the Holder.

(m)	“Investor Rights Agreement” means the amended and restated investor rights agreement between the Corporation and the Holder dated as of ■, 2020, as amended, modified, restated or supplemented from time to time.

(n)	“Issue Date” means: (i) the date on which Existing Warrants have been issued, as applicable, with respect to the Existing Warrants; and (ii) each Subsequent Issue Date with respect to the Subsequent Warrants.

(o)	“Participation Warrants” has the meaning ascribed thereto in the Investor Rights Agreement.

(p)	“Series A Warrant Certificate” means the certificate dated the Effective Date representing 34,158,027 Series A Warrants, as amended, modified, supplemented or restated from time to time.

(q)	“Series A Warrants” means the Series A warrants of the Corporation issued to the Holder pursuant to the Series A Warrant Certificate.

(r)	“Series B Warrants” means the Series B warrants of the Corporation issued to the Holder pursuant to the amended and restated certificate evidencing the Series B warrants dated the Effective Date.

(s)	“Share Number”, at any time, means that number of Shares to which the Holder is entitled upon exercise of one whole Warrant in accordance with Section 4 as such number may be adjusted by Section 10 and that number, as at the date hereof, is equal to one Share for each Warrant.

(t)	“Shares” means common shares in the capital of the Corporation.

(u)	“Subsequent Issue Date” means the date on which Subsequent Warrants are issued, as applicable. Each Subsequent Issue Date shall be set out in Schedule “B”attached hereto which may be amended from time to time.

(v)	“Subsequent Warrant Exercise Price” means the exercise price of each Participation Warrant or Top-up Warrant determined in accordance with the Investor Rights Agreement. Each Subsequent Warrant Exercise Price shall be set out in Schedule “B” attached hereto which may be amended from time to time.

(w)	“Subsequent Warrants” means the Participation Warrants and/or Top-up Warrants issued to the Holder pursuant to the Investor Rights Agreement. Each Subsequent Warrant shall be set out in Schedule “B” attached hereto which may be amended from time to time.

(x)	“Top-up Warrants” has the meaning ascribed thereto in the Investor Rights Agreement.

(y)	“Warrants” means collectively the Existing Warrants and the Subsequent Warrants.

2. Warrants. At any time after the Exercise Date, each Warrant shall entitle the Holder to purchase one Share as constituted on the Issue Date, at the Exercise Price until 5:00 pm (Toronto time) (the “Expiry Time”) on the Expiry Date. Other than as set out in Sections 2(a), 2(b) and 2(d) of the Series A Warrant Certificate, the Holder shall not be required to exercise any or all of the Series A Warrants as a condition to exercising the Warrants hereunder. In the event the Holder fails to exercise any Series A Warrants to the extent required pursuant to Section 2(a), 2(b) or 2(d) of the Series A Warrant Certificate and such failure is not remedied within five (5) days after a written notice of such failure by the Corporation to the Holder, all of the Warrants shall be cancelled with no further action required on the part of either the Corporation or the Holder.

3. Transferable. The Warrants evidenced hereby (or any portion thereof) may not be assigned or transferred by the Holder.

4. Warrants Exercise Procedure. Subject to Section 2, the Warrants evidenced hereby may be exercised in whole or in part at any time from the Exercise Date until the Expiry Date by surrendering the original of this Warrant certificate at the offices of the Corporation set out in subsection 20(g) hereof together with a subscription form in the form attached as Schedule “A” hereto duly completed and executed, such additional documents as may be contemplated thereby, and a certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Corporation.

5. Register of Warrantholders. The Corporation shall cause a register (the “Register”) to be kept in which shall be entered the names, addresses and emails of all holders of the Warrants and the number of Warrants held by each of them as may be amended from time to time. The Corporation may treat the registered holder of any certificate representing Warrants as the absolute owner of the Warrants represented thereby for all purposes, and the Corporation shall not be affected by any notice or knowledge to the contrary except where the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

6. Partial Exercise. The Holder may subscribe for and purchase less than the full number of Shares entitled to be subscribed for and purchased hereunder. In the event that the Holder subscribes for and purchases less than the full number of Shares entitled to be subscribed for and purchased under this Warrant certificate prior to the Expiry Date, the Corporation shall issue a new Warrant certificate to the Holder in substantially the same form as this Warrant certificate with appropriate changes to reflect the unexercised balance of the Warrants.

7. Delivery of Shares. Within five Business Days of receipt by the Corporation of:

(a)	this Warrant certificate in accordance with; and

(b)	the documents and payment noted in,

Section 4, the Corporation will deliver a certificate(s) representing the Shares subscribed for and purchased by the Holder hereunder, and a replacement Warrant certificate, if any.

8. Cancellation Right. Notwithstanding anything contained herein to the contrary, at any time, upon written request of the Holder, for no additional consideration on the part of either the Corporation or the Holder, the Corporation shall cancel such number of Warrants as requested by the Holder. Where the Holder exercises its cancellation right in accordance with this Section 8, the Corporation shall issue a new Warrant certificate to the Holder in substantially the same form as this Warrant certificate with appropriate changes to reflect the unexercised balance of the Warrants following such cancellation.

9. No Rights as Shareholder. Nothing contained in this Warrant certificate shall be construed as conferring upon the Holder any right or interest whatsoever as a holder of Shares of the Corporation or any other right or interest except as herein expressly provided.

10. Adjustments. The Share Number (or the number and kind of Shares or securities to be received upon exercise of the Warrants represented hereby in the case of subsection 10(d)) and the Exercise Price shall be subject to adjustment from time to time as follows:

(a)	if and whenever at any time following the Issue Date and prior to the Expiry Date the Corporation shall

	(i)	subdivide its outstanding Shares into a greater number of shares; or

	(ii)	reduce, combine or consolidate its outstanding Shares into a smaller number of shares; or

	(iii)	issue to all or substantially all the holders of the Shares by way of a stock dividend (other than the issue of Shares to holders of Shares who have elected to receive dividends in the form of Shares in lieu of dividends paid in the ordinary course on the Shares) or otherwise, Shares or securities convertible into or exchangeable for Shares,

(any such event being herein referred to as a “Share Reorganization”)

the Share Number shall be adjusted, at no cost to the Holder, effective immediately after the record date at which the holders of Shares are determined for the purposes of the Share Reorganization (or, if there is no record date, the effective date thereof) to a number that is the product of (1) the Share Number in effect on the record date (or effective date) in respect of the Share Reorganization; and (2) a fraction:

(A)	the numerator of which shall be the total number of Shares outstanding immediately after giving effect to the Share Reorganization; and

(B)	the denominator of which shall be the total number of Shares outstanding on the record date (or effective date) in respect of the Share Reorganization before giving effect to the Share Reorganization;

(b)	if and whenever at any time following the Issue Date and prior to the Expiry Date the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for, purchase or otherwise acquire Shares (or securities convertible into or exchangeable for Shares) at a price per share (or having a conversion or exchange price per share) of less than 95% of the Current Market Price of a Share on such record date (any such issuance being herein referred to as a “Rights Offering” and Shares that may be acquired pursuant to the Rights Offering, or upon the conversion or exercise of securities convertible into or exchangeable for Shares offered pursuant to the Rights Offering, being herein referred to as the “Offered Shares”), the Share Number shall be adjusted, at no cost to the Holder, effective immediately after such record date to the Share Number that is the product of (1) the Share Number in effect on such record date and (2) a fraction:

(i)	the numerator of which shall be the sum of (a) the total number of Shares outstanding on such record date plus (b) the total number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the securities convertible into or exchangeable for Shares so offered pursuant to the Rights Offering may be converted into or exchangeable therefor, as the case may be; and

(ii)	the denominator of which shall be the sum of:

	(A)	the total number of Shares outstanding on the record date; and

	(B)	the number arrived at when (I) either (a) the product of the number of Offered Shares so offered and the price at which the Offered Shares are offered; or (b) the product of the conversion (or exercise) price of the securities convertible into or exchangeable for Shares so offered pursuant to the Rights Offering and the maximum number of Offered Shares into which the securities convertible into or exchangeable for Shares so offered pursuant to the Rights Offering may be converted into or exchangeable therefor, as the case may be, is divided by (II) the Current Market Price of the Shares on the record date.

Any Offered Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation. If all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Share Number shall be readjusted to the Share Number in effect immediately prior to the record date, and the Share Number shall be further adjusted based upon the number of Offered Shares actually delivered (or securities actually converted into or exchanged for Offered Shares) upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(c)	if and whenever at any time following the Issue Date and prior to the Expiry Date the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Shares of (i) shares of any class other than Shares; (ii) rights, options or warrants (other than rights, options or warrants in connection with a Rights Offering and other than rights, options or warrants issued by the Corporation to all or substantially all of the holders of Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Shares or securities convertible into or exercisable for Shares within a period of 45 days from the date of issue thereof at a price, or at a conversion or exercise price, of or equal to or greater than the Current Market Price at the record date for such distribution); (iii) evidences of indebtedness; or (iv) any other assets (excluding cash dividends that the Holder is otherwise entitled to receive) and that issuance or distribution does not constitute a Share Reorganization (any such event being herein referred to as a “Special Distribution”), the Share Number shall be adjusted, at no cost to the Holder, effective immediately after the record date at which the holders of Shares are determined for purposes of the Special Distribution to the Share Number that is the product of (1) the Share Number in effect on such record date and (2) a fraction:

	(i)	the numerator of which shall be the product of (a) the sum of the total number of Shares outstanding on such record date plus the Share Number and (b) the Current Market Price thereof on such record date; and

	(ii)	the denominator of which shall be the sum of:

(A)	the product of (I) the sum of the total number of Shares outstanding on such record date plus the Share Number and (II) the Current Market Price thereof on such record date; less

(B)	the aggregate fair market value, as determined by the directors of the Corporation, whose determination, absent manifest error, shall be conclusive, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed pursuant to the Special Distribution.

Any Offered Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation. To the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or other assets is not made or to the extent that any rights, options or warrants so distributed are not exercised, the Share Number shall be readjusted to the Share Number that would then be in effect based upon shares, rights, options, warrants, evidences of indebtedness or other assets actually distributed or based upon the number of Shares or securities convertible into or exchangeable for Shares actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(d)	if and whenever at any time from the date hereof and prior to the Expiry Date there is a reorganization of the Corporation not otherwise provided for in this Section 10 or a consolidation or merger or amalgamation (including by way of arrangement) of the Corporation with or into another body corporate including a transaction whereby all or substantially all of the Corporation’s undertakings and assets become the property of any other corporation (any such event being herein called a “Capital Reorganization”), the Holder shall be entitled to receive and shall accept, upon the exercise of the Warrants represented hereby at any time after the effective date of the Capital Reorganization, in lieu of the number of Shares to which the Holder was theretofore entitled upon exercise of the Warrants represented hereby, the kind and aggregate number of shares and/or other securities or property resulting from the Capital Reorganization that the Holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Holder had been the holder of the number of Shares to which immediately before the transaction the Holder was entitled upon exercise of the Warrants represented hereby. A Capital Reorganization shall not be carried into effect unless all necessary steps shall have been taken so that the Holder shall thereafter be entitled to receive the number of shares or other securities or property resulting from the Capital Reorganization, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 10; and

(e)	if and whenever at any time from the date hereof and prior to the Expiry Date any adjustment or readjustment in the Share Number shall occur pursuant to the provisions of subsection 10(a), 10(b) or 10(c) of this Warrant Certificate, then the Exercise Price shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the Exercise Price immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Share Number.

11. Rules Regarding Calculation of Adjustments.

(a)	The adjustments provided for in Section 10 are cumulative and will be made successively whenever an event referred to therein occurs, subject to the following subsections of this Section 11.

(b)	No adjustment is required unless such adjustment would result in a change of at least one one-hundredth of a Share; provided, however, that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments. No adjustment in the Exercise Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price.

(c)	No adjustment will be made in respect of any event described in Section 10, other than the events referred to in subsection 10(d), if the Holder is entitled to participate in such event on the same terms, mutatis mutandis, as if the Holder had exercised this Warrant prior to or on the effective date or record date of such event.

(d)	If at any time a question or dispute arises with respect to adjustments provided for in Section 10, such question or dispute will be conclusively determined by the auditor of the Corporation or, if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action of the directors of the Corporation and any such determination, subject to regulatory approval and absent manifest error, will be binding upon the Corporation and the Holder. The Corporation will provide such auditor or chartered accountant with access to all necessary records of the Corporation.

(e)	In case the Corporation after the date of issuance of the Warrants takes any action affecting the Shares, other than action described in Section 10, which in the opinion of the board of directors of the Corporation would materially affect the rights of the Holder, the Share Number will be adjusted in such manner, if any, and at such time, by action of the directors of the Corporation in their sole discretion, acting reasonably and in good faith, but subject in all cases to any necessary regulatory approval. Failure of the taking of action by the directors of the Corporation so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Shares will be conclusive evidence that the board of directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(f)	If the Corporation sets a record date to take any action and, thereafter and before the taking of such action, decides not to take such action, then no adjustment will be required by reason of the setting of such record date.

(g)	In the absence of a resolution of the directors of the Corporation fixing a record date for any event which would require any adjustment to this Warrant, the Corporation will be deemed to have fixed as the record date therefor the date on which the event is effected.

(h)	As a condition precedent to the taking of any action which would require any adjustment to this Warrant, the Corporation shall take any corporate action which may be necessary in order that the Corporation or any successor to the Corporation or successor to the undertaking or assets of the Corporation have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which the Holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

(i)	The Corporation will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 10, forthwith give notice to the Holder specifying the event requiring such adjustment or readjustment and the results thereof.

(j)	The Corporation covenants to and in favour of the Holder that so long as this Warrant remains outstanding, it will give notice to the Holder of the effective date or of its intention to fix a record date for any event referred to in Section 10 whether or not such event gives rise to an adjustment in the Share Number, the Exercise Price or the number and type of securities issuable upon the exercise of the Warrants and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than ten days in each case prior to such applicable record date or effective date.

(k)	In any case in which this Section 11 shall require that an adjustment shall become effective immediately after a record date for or an effective date of an event referred to herein, the Corporation may defer, until the occurrence and consummation of such event, issuing to the Holder of this Warrant, if exercised after such record date or effective date and before the occurrence and consummation of such event, the additional Shares or other securities or property issuable upon such exercise by reason of the adjustment required by such event, provided, however, that the Corporation will deliver to the Holder an appropriate instrument evidencing the Holder’s right to receive such additional Shares or other securities or property upon the occurrence and consummation of such event on or after the exercise date of this Warrant certificate or such later date as the Holder would, but for the provisions of this subsection, have become the holder of record of such additional Shares or of such other securities or property.

12. Consolidation and Amalgamation. In the case of the Corporation entering into a transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other corporation (other than the Holder or an Affiliate thereof) (herein called a “successor corporation”) whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, disposition or otherwise, the successor corporation shall be bound by all of the provisions hereof including the due and punctual performance of all covenants of the Corporation and forthwith following the occurrence of such event, the successor corporation resulting from such reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, disposition or otherwise (if not the Corporation), shall expressly assume, by supplemental certificate satisfactory in form to the Holder, acting reasonably, and executed and delivered to the Holder, the due and punctual performance and observance of this Warrant certificate to be performed and observed by the Corporation and these securities and the terms set forth in this Warrant certificate will be a valid and binding obligation of the successor corporation entitling the Holder, as against the successor corporation, to all the rights of the Holder under this Warrant certificate.

13. No Fractional Shares. Upon the exercise of the Warrants evidenced hereby, the Corporation shall not be required to issue an aggregate number of Shares that results in any fractional Shares being issued and the Holder shall not be entitled to any cash payment or compensation in lieu of a fractional Share.

14. Legending of Shares. The Warrants have been, and the Shares will be, issued pursuant to an exemption (an “Exemption”) from the prospectus requirements of applicable securities law. To the extent that the Corporation relies on such Exemption, the Shares may be subject to restrictions on resale and transferability contained in applicable securities laws and contain a legend substantially in the following form:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE WHICH IS FOUR MONTHS AND ONE DAY AFTER THE APPLICABLE SUBSEQUENT ISSUE DATE.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED IN THE UNITED STATES OR BY A U.S. PERSON (AS DEFINED IN REGULATIONS UNDER THE U.S. SECURITIES ACT).

and any Shares issued upon the exercise of the Warrants before the date which is four months and one day after the Issue Date will bear the legend referred to above and an additional legend substantially in the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.

15. Change; Waiver. Subject to the approval of the Exchange (if required), the provisions of these Warrants may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to in writing by the Corporation and the Holder.

16. No Obligation to Purchase. Nothing herein contained or done pursuant hereto shall obligate the Holder to purchase or pay for or the Corporation to issue any Shares except those Shares in respect of which the Holder shall have exercised its right to purchase in the manner provided hereunder.

17. Covenants.

(a)	The Corporation covenants that (i) so long as any Shares evidenced hereby remain outstanding, it shall reserve and there shall remain unissued out of its authorized capital a sufficient number of Shares to satisfy the right of purchase provided for herein should the Holder determine to exercise its rights in respect of all the Shares available for purchase and issuance under outstanding Warrants; and (ii) all Shares which shall be issued upon the due exercise of the right to purchase provided for herein, upon payment therefor of the amount at which such Shares may at the time be purchased pursuant to the provisions hereof, shall be issued as fully paid and non-assessable common shares in the capital of the Corporation and free of all liens, charges and encumbrances.

(b)	The Corporation shall use commercially reasonable efforts to preserve and maintain its corporate existence and the listing of the Shares on the Exchange, provided that this covenant shall not prevent the Corporation from completing any transaction which would result in the Shares ceasing to be listed on the Exchange so long as the holders of securities of Corporation receive securities of an entity which is listed on a recognized Canadian or U.S. stock exchange or cash, or the holders of securities of Corporation have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the rules and policies of the Exchange.

18. Representations and Warranties. The Corporation hereby represents and warrants with and to the Holder that the Corporation is duly authorized and has the corporate and lawful power and authority to create and issue this Warrant certificate and the Shares issuable upon the exercise hereof and perform its obligations hereunder and that this Warrant certificate represents a valid, legal and binding obligation of the Corporation enforceable in accordance with its terms.

19. Lost Certificate. If this Warrant certificate becomes stolen, lost, mutilated or destroyed, the Corporation may, on such terms as it may in its discretion impose, respectively issue and countersign a new Warrant certificate of like denomination, tenor and date as the Warrant certificate so stolen, lost, mutilated or destroyed.

20. General.

(a)	The headings in this certificate are for reference only and do not constitute terms of the Warrant certificate.

(b)	Whenever the singular or masculine is used in this Warrant certificate the same shall be deemed to include the plural or the feminine or the body corporate as the context may require.

(c)	This Warrant certificate shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

(d)	Time shall be of the essence of this Warrant certificate.

(e)	This Warrant shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without reference to its principles governing the choice or conflict of laws. The Corporation and the Holder hereby irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute related to or arising from this Warrant certificate.

(f)	All references herein to monetary amounts are references to lawful money of Canada.

(g)	All notices or other communications to be given to the Holder by the Corporation under this Warrant certificate shall be delivered by hand, courier, ordinary prepaid mail or electronic mail; and, if delivered by hand, shall be deemed to have been given on the delivery date, if delivered by ordinary prepaid mail shall be deemed to have been given on the fifth day following the delivery date and, if sent by electronic mail, on the date of transmission if sent before 5:00 p.m. (local time where the notice is received) on a Business Day or, if such day is not a Business Day, on the first Business Day following the date of transmission.

Notices to the Holder shall be addressed to the address of the Holder set out in the Register.

Notices to the Corporation shall be addressed to:

Fire & Flower Holdings Corp.

150 King Street West, Suite 308

Toronto, Ontario M5H 1J9

Attention:	Chief Executive Officer
Email :

Each of the Corporation and the Holder may change its address for service by notice in writing to the other of them specifying its new address for service under this Warrant certificate.

[THE REMAINDER OF THIS PAGE IS LEFT INTENTIONALLY BLANK.]

IN WITNESS WHEREOF the Corporation has caused this Warrant certificate to be signed by its duly authorized officer on ■, 2020.

FIRE & FLOWER HOLDINGS CORP.

By:
Authorized Signatory

Agreed and acknowledged this________ day of _________, 2020.

2707031 ONTARIO INC.

By:
Authorized Signatory

Signature Page - Warrant Certificate

SCHEDULE “A”

WARRANT CERTIFICATE SUBSCRIPTION FORM

Fire & Flower Holdings Corp. 150 King Street West, Suite 308 Toronto, Ontario M5H 1J9

Dear Sirs/Mesdames:

The undersigned hereby exercises the right to purchase and hereby subscribes for__________common shares (the “Shares”) of Fire & Flower Holdings Corp. (the “Corporation”) referred to in the Warrant certificate attached hereto according to the conditions thereof, and herewith makes payment of the purchase price in full for the Shares. The undersigned confirms that (a) at the time of exercise it is not a U.S. person; (b) at the time of exercise it is not within the United States; (c) it is not exercising any of the Warrants represented by this Warrant certificate for the account or benefit of any U.S. person or person within the United States; and (d) it did not execute or deliver this Subscription Form in the United States.

Please issue and deliver a certificate for the Shares being purchased as follows:

NAME:
(please print)

ADDRESS:

DELIVERY

INSTRUCTIONS:

1.	The registered holder of a Warrant may exercise its right to acquire Shares by completing and surrendering this Subscription Form and the ORIGINAL Warrant certificate representing the Warrants being converted to the Corporation, together with the aggregate amount of the exercise price for the Shares as provided for in the Warrant certificate. Certificates representing the Shares to be acquired on exercise will be sent by prepaid first class mail to the address(es) above within five (5) business days after the receipt of all required documentation, subject to the terms of the Warrant certificate.

2.	If this Subscription Form indicates that the Shares are to be issued to a person or persons other than the registered holder of the Warrants to be converted: (a) the signature of the registered holder on this Subscription Form must be medallion guaranteed by an authorized officer of a chartered bank, trust corporation or an investment dealer who is a member of a recognized stock exchange; and (b) the registered holder must pay to the Corporation all applicable taxes and other duties.

3.	If this Subscription Form is signed by a trustee, executor, administrator, custodian, guardian, attorney, officer of a corporation or any other person acting in a fiduciary or representative capacity, this Subscription Form must be accompanied by evidence of authority to sign satisfactory to the Corporation.

[Signature Page to Follow]

Schedule “A” - Warrant Certificate

DATED this _________ day of_____________________________,__________.

)
Signature of Witness	)	Signature of registered holder or Signatory
[Please Note Instruction 2]	)	thereof
)
)
Print name of Witness	)	If applicable, print Name and Office of
	)	Signatory
)
)
	)	Print Name of registered holder as on
	)	certificate
)
)
	)	Street Address
)

City, Province/State and Postal/ZIP Code

Schedule “A” – Warrant Certificate

SCHEDULE “B”

SUBSEQUENT WARRANTS

Subsequent Issue Date	Number of Subsequent Warrants	Subsequent Warrant Exercise Price	Signature of Fire & Flower Holdings Corp.

Schedule “B” - Warrant Certificate

SCHEDULE “G”

FORM OF INVESTOR RIGHTS AGREEMENT

See attached.

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

2707031 ONTARIO INC.

and

FIRE & FLOWER HOLDINGS CORP.

■, 2020

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Defined Terms	1
1.2	Rules of Construction	10
1.3	Entire Agreement	11
1.4	Time of Essence	11
1.5	Governing Law and Submission to Jurisdiction	11
1.6	Severability	12
1.7	Schedule	12

ARTICLE 2 BOARD NOMINATION		12
2.1	Board of Directors Nominees	12
2.2	Board Committees	15
2.3	Expiry of Board Nomination	15

ARTICLE 3 PARTICIPATION RIGHT AND TOP-UP RIGHT		15
3.1	Participation Right	15
3.2	Top-up Right	17
3.3	Exercise Notice	18
3.4	Issuance of Additional Warrants	20
3.5	Expiry of Participation Right and Top-up Right	20
3.6	Intention of the Parties	20

ARTICLE 4 REGISTRATION RIGHTS		21
4.1	Meaning of “Investor”	21
4.2	Demand Registrations	21
4.3	Demand Registration Request	23
4.4	Piggyback Registrations	23
4.5	Registration Expenses	24
4.6	Registration Procedures	24
4.7	Indemnification	25
4.8	Expiry of Registration Rights	27
4.9	Grant of Registration Rights to Others	27
4.10	Lock-up Agreement	27

ARTICLE 5 COVENANTS OF THE PARTIES		28
5.1	Standstill	28
5.2	Cancellation of Warrants and Other Convertible Securities	29
5.3	Additional Secured Indebtedness	29
5.4	Additional Financings	29

ARTICLE 6 MISCELLANEOUS		30
6.1	Notices	30
6.2	Amendments and Waivers	31
6.3	Termination	31
6.4	Assignment	32
6.5	Successors and Assigns	32
6.6	Further Assurances	32
6.7	Other Registration Rights; Engagement Letters	32
6.8	Right to Injunctive Relief	33
6.9	Counterparts	33

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT made the ■ day of ■, 2020,

B E T W E E N :

2707031 ONTARIO INC., a corporation existing
under the laws of the Province of Ontario,

(hereinafter referred to as the “Investor”),

- and -

FIRE & FLOWER HOLDINGS CORP., a
corporation existing under the federal laws of Canada,

(hereinafter referred to as the “Issuer”),

WHEREAS the Investor and the Issuer are parties to that certain investor rights agreement dated August 7, 2019 (the “Original Investor Rights Agreement”);

AND WHEREAS the Issuer and the Investor have agreed to amend and restate the Original Investor Rights Agreement on the terms set out herein.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Act” means the Canada Business Corporations Act;

“Additional Common Shares” means the excess of: (i) the number of Common Shares issued to the Investor as a result of the conversion of the principal amount of the Purchased Debentures or the exercise of the Series A Warrants, Series B Warrants or Series C Warrants, as applicable, plus the number of Common Shares issued as payment of interest under the Purchased Debentures following the date hereof; over (ii) the number of Common Shares that would have been issued to the Investor at the same time as a result of the conversion of the principal amount of the Purchased Debentures (excluding any Common Shares issued upon the conversion of interest thereunder following the date hereof) or the exercise of the Series A Warrants, Series B Warrants or Series C Warrants, as applicable, prior to giving effect to the Amendment Agreement;

“Additional Financing” has the meaning given to such term in Section 5.4;

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. For the purposes of this definition, “control” when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise;

“Amendment Agreement” means the amendment agreement dated as of July 20, 2020 between the Issuer and the Investor whereby the parties agreed to, inter alia, amend the terms of this Agreement, the Purchased Debentures and the Warrants;

“Assignee” has the meaning given to such term in Section 6.4;

“ATM Offering” means an “at-the-market distribution” within the meaning of National Instrument 44-102 – Shelf Distributions;

“Board” means the board of directors of the Issuer;

“Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the Province of Québec and (b) a day on which banks are generally closed in the Province of Ontario or the Province of Québec;

“Canadian Securities Acts” means the applicable securities legislation of each of the provinces and territories of Canada and all published regulations, policy statements, Orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended from time to time or replaced;

“Canadian Securities Commissions” means the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada;

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases or financing leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP;

“Common Shares” means the common shares in the capital of the Issuer and shares of any other class shares in the capital of the Issuer from time to time that carries voting rights;

“Conditions” has the meaning given to such term in Section 2.1(b); “Consultation Notice” has the meaning given to such term in Section 5.4; “Consultation Period” has the meaning given to such term in Section 5.4;

“Convertible Securities” means any security convertible, exchangeable or exercisable for or into, with or without consideration, Common Shares or other equity or voting securities of the Issuer, including any convertible debt securities, warrants, options or other rights issued by the Issuer;

“Demand Registration” has the meaning given to such term in Section 4.2(a); “Demand Registration Request” has the meaning given to such term in Section 4.2(a); “Dilutive Issuance” has the meaning given to such term in Section 3.2(a);

“Downsize Notice” has the meaning given to such term in Section 3.3(b)(ii);

“Exchange” means the securities exchange or exchanges on which the Common Shares are then principally traded;

“Exchange Common Shares” means the Common Shares issuable to the Investor upon conversion or exercise of the Purchased Debentures and Warrants;

“Exempt Issuance” means the issuance by the Issuer of Common Shares or Subject Securities: (a) pursuant to any merger, business combination, tender offer, exchange offer, take-over bid, arrangement, asset purchase or other acquisition of assets or shares of a third party, whether such transactions occurred before or after the date hereof; (b) upon the exercise or conversion (on account of principal or interest) of any Existing Convertible Securities; (c) pursuant to director, officer or employee equity compensation plans or arrangements; (d) as a result of the consolidation or subdivision of any securities of the Issuer; (e) pursuant to any strategic partnership arrangement, including any arrangement pursuant to which Common Shares or Subject Securities are issued by the Issuer to a landlord upon the execution by the Issuer or its subsidiaries of leases with such landlord; (f) to the Investor or any of its Affiliates or (g) pursuant to an ATM Offering;

“Exercise Notice” has the meaning given to such term in Section 3.3(a);

“Existing Convertible Securities” means Convertible Securities issued prior to, and outstanding on the date hereof, other than any Convertible Securities issued pursuant to director, officer or employee equity compensation plans or arrangements;

“Fully-diluted Basis” means in reference to a number of Common Shares, a number calculated taking into account all of the issued and outstanding voting and participating shares of the share capital of the Issuer and the conversion, exercise or exchange of all Convertible Securities (including the Purchased Debentures) into such shares based on the applicable conversion, exchange or exercise rate, including any warrants (including the Warrants) and any options granted by the Issuer (including those options, whether or not granted, available for issuance under the Issuer’s stock option plan which may be amended from time to time);

“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada, including, for certainty, International Financial Reporting Standards (IFRS), Accounting Standards for Private Enterprises (ASPE), Accounting Standards for Not-for-Profit Organisations and Accounting Standards for Pension Plans, as applicable, (each only to the extent adopted by the Canadian Institute of Chartered Accountants Accounting Standards Board (“CICA”) or any successor thereto as generally accepted accounting principles in Canada and then subject to such modifications thereto as are agreed by CICA).

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange including the TSX and any other exchange on which the securities of the Issuer are listed or posted for trading;

“Ill Repute” means, with respect to any Investor Nominee, that such Investor Nominee has (i) breached his or her fiduciary duty, or has been grossly negligent in discharging his or her duties as a director; (ii) has been convicted, pled guilty to, or in the reasonable judgement of the Board, is likely to be convicted of any offense or crime that in the Board’s reasonable judgment, involves dishonesty or fraud; or (iii) has committed an act or made a public statement of a nature such that having such Investor Nominee serve on the Board would have a serious adverse effect on the Issuer;

“Indebtedness” means all present and future obligations and indebtedness of a Person, whether direct or indirect, absolute or contingent, including all indebtedness for borrowed money, all obligations which are due and payable in respect of swap or hedging arrangements and all other liabilities which in accordance with GAAP would appear on the liability side of a balance sheet (other than items of capital, retained earnings and surplus or deferred tax reserves);

“Independent Director” means an individual that is “independent” of the Issuer within the meaning of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators;

“Initial As-Exchanged Ownership of the Investor” means, as at any date, the aggregate interest of the Investor and its Affiliates calculated as a percentage, (a) the numerator of which shall be the sum of (i) the number of Exchange Common Shares for which the Purchased Debentures beneficially owned or controlled by the Investor and its Affiliates were convertible into or exercisable for prior to the Amendment Agreement, plus (ii) the number of Common Shares beneficially owned or controlled by the Investor and its Affiliates as at such relevant date, as a result of the conversion of the Purchased Debentures or exercise of the Participation Right (other than Additional Common Shares), plus (iii) the number of Common Shares otherwise beneficially owned or controlled by the Investor and its Affiliates, as at such relevant date (other than Additional Common Shares), and (b) the denominator of which shall be the number of Common Shares outstanding as at such relevant date, calculated on a Fully-diluted Basis (which shall not include any Warrants yet to be exercised as of such date);

“Initial Series A Exercise Price” means, at any time, the weighed average of the exercise price of the unexercised Series A Warrants issued to the Investor (other than additional Series A Warrants issued to the Investor pursuant to Section 3.4 following the date hereof);

“Initial Series B Exercise Price” means the exercise price of the Series B Warrants issued to the Investor on the date hereof being the lesser of (i) C$1.875 per Common Share; and (ii) the 20-day VWAP of the Common Shares on the Exchange on the last trading day prior to the exercise of such Series B Warrants;

“Initial Series C Exercise Price” means the exercise price of the Series C Warrants issued to the Investor on the date hereof being the lesser of (i) C$3.00 per Common Share; and (ii) 125% of the 20-day VWAP of the Common Shares on the Exchange on the last trading day prior to the exercise of such Series C Warrants;

“Investor” has the meaning given to such term in the recitals hereto;

“Investor Indemnified Parties” has the meaning given to such term in Section 4.7(a); “Investor Nominee” has the meaning given to such term in Section 2.1(a);

“Issuer” has the meaning given to such term in the recitals hereto;

“Issuer Indemnified Parties” has the meaning given to such term in Section 4.7(a);

“Laws” means any and all federal, state, provincial, regional, local, municipal or other laws, statutes, constitutions, principles of common law, resolutions, ordinances, proclamations, directives, codes, edicts, Orders, rules, regulations, rulings or requirements issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and includes Securities Laws;

“Lien” means any interest in property of any Person securing an obligation owed to, or a claim by, another Person including by way of mortgage, pledge, charge, lien, assignment by way of security, hypothecation, security interest, conditional sale agreement, deposit arrangement, deemed trust, title retention, capital lease, factoring or securitization arrangement;

“Market Price” means, in respect of any date, the “Market Price” of the Common Shares as determined in respect of such date pursuant to the TSX Company Manual, or if the Common Shares are not traded on the TSX at the relevant time, the closing price of the Common Shares on the trading day(s) immediately prior to such date on such other exchange or marketplace as such shares are then traded (or at the “Market Price” otherwise determined pursuant to the rules of such other exchange or marketplace, if different);

“Minimum Threshold” has the meaning given to such term in Section 2.1(a);

“Notice Period” has the meaning given to such term in Section 3.3(a);

“Order” means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Laws;

“Original Investor Rights Agreement” has the meaning given to such term in the recitals hereto;

“Participation Right” has the meaning given to such term in Section 3.1(c);

“Participation Warrants” has the meaning given to such term in Section 3.1(d);

“Permitted Secured Debt” means, in respect of the Issuer or any subsidiary of the Issuer, the following:

(a)	Capital Lease Obligations, provided that the aggregate principal amount of Indebtedness permitted by this clause (a) shall not exceed $250,000 in the aggregate at any time; and

(b)	Indebtedness secured by Purchase Money Security Interests, provided that the aggregate principal amount of Indebtedness permitted by this clause (b) shall not exceed $500,000 in the aggregate at any time;

“Person” means and includes any individual, company, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

“Piggyback Notice” has the meaning given to such term in Section 4.4(a); “Piggyback Registration” has the meaning given to such term in Section 4.4(a); “Piggyback Request” has the meaning given to such term in Section 4.4(a);

“Purchased Debentures” means the $25,989,985.42 aggregate principal amount of 8% convertible unsecured debentures of the Issuer held by the Investor;

“Purchase Money Security Interest” means security interests granted or assumed to finance the purchase of any property or asset where (i) the security interest is granted at the time of or within 60 days after the purchase, and (ii) the security interest is limited to the property and assets acquired, and the Indebtedness represented by all Purchase Money Security Interests is permitted under paragraph (b) of the definition of “Permitted Secured Debt”;

“Registrable Shares” means any Common Shares that the Investor has acquired or has the right to acquire upon (i) conversion of the Purchased Debentures, (ii) exercise of the Warrants, or (iii) exchange, exercise or conversion of Subject Securities; provided, further that all Common Shares directly or indirectly issued or issuable with respect to the securities referred to in clauses (i), (ii) or (iii) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization shall also be deemed Registrable Shares;

“Registration” means the qualification under any of the Canadian Securities Acts of the distribution of Registrable Shares to the public in any or all of the provinces and territories of Canada pursuant to a prospectus and/or, if the Common Shares are listed on a United States stock exchange, the registration under the U.S. Securities Act of the distribution of Registrable Shares to the public in the United States pursuant to a registration statement, as applicable;

“Registration Expenses” means all expenses incurred in connection with a Registration, including the following:

(a)	all fees, discounts and commissions payable to any underwriter, investment bank, manager or agent and the fees and disbursements of counsel to any underwriter, investment bank, manager or agent in connection with the Registration;

(b)	all fees, disbursements and expenses of counsel and auditor to the Issuer (including, as applicable, the expenses of any comfort letter);

(c)	all expenses incurred in connection with the preparation, translation, printing and filing of any preliminary prospectus, prospectus, registration statement or any other offering document and any amendments and supplements thereto and in connection with the mailing and delivering of copies thereof to any underwriters and dealers;

(d)	all filing fees and registration and qualification expenses of any Canadian Securities Commission, the SEC or the Financial Industry Regulatory Authority, as applicable;

(e)	as applicable, all reasonable fees and expenses incurred in connection with compliance with state securities or blue sky laws (including reasonable fees and disbursements of counsel for the Investor in connection with blue sky registration of Registrable Shares);

(f)	all transfer agents’, depositaries’ and registrars’ fees and the fees of any other agent appointed by the Issuer in connection with a Registration;

(g)	all fees and expenses payable in connection with the listing of any Registrable Shares on each securities exchange or over the counter market on which the Common Shares are then listed;

(h)	all reasonable and actual expenses incurred by the Investor in connection with the Registration, including all reasonable fees, disbursements and expenses of the Investor’s counsel; and

(i)	all costs and expenses of the Issuer associated with the conduct of any “road show” related to such Registration;

“registration statement” means any registration statement of the Issuer filed under the

U.S. Securities Act (including a shelf registration statement) that covers the resale of any of the Registrable Shares pursuant to the provisions of this Agreement, any amendments and supplements to such registration statement, all exhibits thereto and all material incorporated by reference into such registration statement;

“Right of First Refusal and Voting Agreement” means the right of first refusal and voting agreement entered into between the Investor, Millstone Ventures Ltd., Trevor Fencott, JNZS Holdings Inc., JNZS Consulting Inc. and Harvey A. Shapiro on the date hereof;

“SEC” means the United States Securities and Exchange Commission;

“Secured Debentures” means the 8.0% secured convertible debentures maturing June 1, 2021 (as may be amended from time to time) issued by the Issuer;

“Securities Laws” means the Canadian Securities Acts, the U.S. Securities Act and the

U.S. Exchange Act;

“Series A Warrants” means the Series A-1, Series A-2 and Series A-3 warrants of the Issuer issued to the Investor;

“Series A As-Exchanged Ownership of the Investor” means, as at any date, the aggregate interest of the Investor and its Affiliates calculated as a percentage, (a) the numerator of which shall be the sum of (i) the number of Exchange Common Shares for which the Purchased Debentures and Series A Warrants beneficially owned or controlled by the Investor and its Affiliates are convertible into or exercisable for as at such relevant date, plus (ii) the number of Common Shares beneficially owned or controlled by the Investor and its Affiliates as at such relevant date, as a result of the conversion of the Purchased Debentures, the exercise of the Series A Warrants and the exercise of the Participation Right, plus (iii) the number of Common Shares otherwise beneficially owned or controlled by the Investor and its Affiliates, as at such relevant date, and (b) the denominator of which shall be the number of Common Shares outstanding as at such relevant date, calculated on a Fully-diluted Basis (which shall not include any Common Shares underlying Series B Warrants and Series C Warrants);

“Series A Threshold” means 19.9%;

“Series B Warrants” means the Series B warrants of the Issuer issued to the Investor;

“Series B As-Exchanged Ownership of the Investor” means, as at any date, the aggregate interest of the Investor and its Affiliates calculated as a percentage, (a) the numerator of which shall be the sum of (i) the number of Exchange Common Shares for which the Purchased Debentures, Series A Warrants and Series B Warrants beneficially owned or controlled by the Investor and its Affiliates are convertible into or exercisable for as at such relevant date, plus (ii) the number of Common Shares beneficially owned or controlled by the Investor and its Affiliates as at such relevant date, as a result of the conversion of the Purchased Debentures, the exercise of the Series A Warrants and Series B Warrants and the exercise of the Participation Right, plus (iii) the number of Common Shares otherwise beneficially owned or controlled by the Investor and its Affiliates, as at such relevant date, and (b) the denominator of which shall be the number of Common Shares outstanding as at such relevant date, calculated on a Fully-diluted Basis (which shall not include any Common Shares underlying the Series C Warrants);

“Series B Threshold” means 33.4%;

“Series C Warrants” means the Series C warrants of the Issuer issued to the Investor;

“Series C As-Exchanged Ownership of the Investor” means, as at any date, the aggregate interest of the Investor and its Affiliates calculated as a percentage, (a) the numerator of which shall be the sum of (i) the number of Exchange Common Shares for which the Purchased Debentures, Series A Warrants, Series B Warrants and Series C Warrants beneficially owned or controlled by the Investor and its Affiliates are convertible into or exercisable for as at such relevant date, plus (ii) the number of Common Shares beneficially owned or controlled by the Investor and its Affiliates as at such relevant date, as a result of the conversion of the Purchased Debentures, the exercise of the Series A Warrants, Series B Warrants and Series C Warrants and the exercise of the Participation Right, plus (iii) the number of Common Shares otherwise beneficially owned or controlled by the Investor and its Affiliates, as at such relevant date, and (b) the denominator of which shall be the number of Common Shares outstanding as at such relevant date, calculated on a Fully-diluted Basis;

“Series C Threshold” means 50.1%;

“Standstill Period” means the period beginning on the date hereof and terminating on the earliest to occur of: (a) the exercise in full of the Series A Warrants; and (b) June 30, 2021;

“Subject Securities” has the meaning given to such term in Section 3.1(a);

“Subscription Agreement” means the subscription agreement entered into between the Issuer and the Investor on July 23, 2019;

“Subsequent Offering” has the meaning given to such term in Section 3.1(a); “Subsequent Offering Notice” has the meaning given to such term in Section 3.1(a);

“subsidiary” has the meaning ascribed to such term in the Act;

“Top-up Notice” has the meaning given to such term in Section 3.2(b); “Top-up Offering” has the meaning given to such term in Section 3.2(c); “Top-up Right” has the meaning given to such term in Section 3.2(a);

“Top-up Shares” has the meaning given to such term in Section 3.2(a); “Top-up Threshold” has the meaning given to such term in Section 3.2(a); “Top-up Warrants” has the meaning given to such term in Section 3.2(c);

“Transaction Agreements” means this Agreement, the Subscription Agreement, the Amendment Agreement, the certificate evidencing the Purchased Debentures, the certificates evidencing the Warrants and the Right of First Refusal and Voting Agreement;

“TSX” means the Toronto Stock Exchange or any successor thereto;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934; “U.S. Securities Act” means the United States Securities Act of 1933;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“Upsize Notice” has the meaning given to such term in Section 3.3(b)(i); “Upsize Option” has the meaning given to such term in Section 3.3(b)(i); and

“Warrants” means, collectively, the Series A Warrants, the Series B Warrants and the Series C Warrants.

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof and include any schedules or exhibits thereto;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)	any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)	all dollar amounts refer to currency of Canada;

(j)	any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3	Entire Agreement

The Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this the Transaction Agreements.

1.4	Time of Essence

Time shall be of the essence of this Agreement.

1.5	Governing Law and Submission to Jurisdiction

(a) This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

(b) Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.6	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.7	Schedule

The following Schedule is attached to and form an integral part of this Agreement:

Schedule 4.6 - Registration Procedures

ARTICLE 2

BOARD NOMINATION

2.1	Board of Directors Nominees

(a) Subject to the provisions of this Article 2, the Investor shall be entitled to designate one nominee (an “Investor Nominee”) for election to the Board. For so long as (i) the Purchased Debentures remain outstanding in full; or (ii) the Investor owns at least 9.9% of the issued and outstanding Common Shares; or (iii) the Investor is entitled, pursuant to the terms of this Agreement (including the exercise of the Participation Rights and Top-up Rights whether or not currently exercisable), to acquire Common Shares, which, together with the other Common Shares held by the Investor, would represent at least 9.9% of the issued and outstanding Common Shares (collectively, the “Minimum Threshold”), the Investor shall also be entitled to designate a number of Investor Nominees (but in any event at least one Investor Nominee) for election to the Board proportionate to its then Common Share ownership interest in the Issuer, rounded down to the extent that such entitlement would result in a fractional Investor Nominee.

(b) Notwithstanding anything to the contrary in this Agreement, each Investor Nominee shall, as a condition of election or appointment as a director, satisfy the following conditions as reasonably determined by the Board (such conditions referred to as the “Conditions”):

(i)	each Investor Nominee shall have such skills and experience reasonably consistent with other individuals who hold directorships on companies listed on the TSX or any other stock exchange on which the Common Shares are then listed;

(ii)	each Investor Nominee must meet the qualification requirements to serve as a director under the Act (or any equivalent statute of a jurisdiction to which the Issuer has been continued or under which it is otherwise governed), Securities Laws and the rules of the TSX or any other stock exchange on which the Common Shares are then listed;

(iii)	each Investor Nominee shall have received all such approvals as may be required to be obtained from any Governmental Entity with oversight over the business of the Issuer;

(iv)	where the Investor is entitled to nominate more than two Investor Nominees, at least one third of the Investor Nominees must be an Independent Director;

(v)	each Investor Nominee must not be an officer, director or employee of a competitor of the Issuer (excluding the Investor and any of its Affiliates, provided such Affiliate is not engaged directly in the cultivation, processing, transport, sale or distribution of cannabis (as defined in the Cannabis Act (Canada)) or hemp or any products derived therefrom); and

(i)	each Investor Nominee must not be of Ill Repute.

(c) Notwithstanding anything to the contrary in this Agreement, if at any time a Investor Nominee ceases to satisfy any of the Conditions, the Investor shall promptly cause such Investor Nominee to tender his or her resignation from the Board, which the Board may accept or reject, and the provisions of Section 2.1(h) shall apply.

(d) The Issuer shall use commercially reasonable efforts to ensure that the Investor Nominees are appointed to the Board or are elected to the Board, including soliciting proxies in support of their election and taking the same actions taken by the Issuer to ensure the election of the other nominees selected by the Board for election to the Board, as soon as practicable, provided that the Issuer may defer the appointment or nomination of an Investor Nominee for a period not exceeding ninety (90) days from the later of (i) the date the Investor Nominee is entitled to be appointed to the Board and (ii) the date that such Investor Nominee has provided all of the information and/or documents required by Section 2.1(e), if such appointment or nomination would delay in any material respect any pending applications before any applicable Governmental Entity (in which case the Investor shall be entitled to designate an observer to attend any meetings of the Board and committees thereof until such time as the Investor Nominee is appointed to the Board).

(e) The appointment or election of each Investor Nominee shall be subject to such Investor Nominee having provided all such information as may reasonably be required by the Issuer to (i) obtain all required approvals of the TSX, (ii) obtain all required approvals of any applicable Governmental Entity and (iii) provide all required disclosure regarding such Investor Nominee as may be required by Securities Laws.

(f) The Issuer shall notify the Investor in writing as soon as practicable upon determining the date of any meeting of shareholders at which directors of the Issuer are to be elected and the Investor shall advise the Issuer and the Board of the name of the Investor Nominee(s) within 10 Business Days after receiving such notice. If the Investor does not advise the Issuer of the identity of the Investor Nominee(s) prior to such deadline, then the Investor will be deemed to have nominated its incumbent nominee(s).

(g) The parties acknowledge that the current Investor Nominee is Stéphane Trudel, and such Investor Nominee has been appointed to the Board as of the date hereof.

(h) In the event that an Investor Nominee shall cease to serve as a director of the Issuer, whether due to such Investor Nominee’s death, disability, resignation or removal, the Issuer shall, subject to Section 2.1(c) hereof, cause the Board to promptly appoint a replacement Investor Nominee (who shall be a different person) designated by the Investor to fill the vacancy created by such death, disability, resignation or removal, provided that the Investor remains eligible to designate an Investor Nominee and that the replacement Investor Nominee satisfies the Conditions.

(i) Each Investor Nominee shall be compensated for his or her service and reimbursed for expenses related to such service consistent with the Issuer’s policies for director compensation and reimbursement, provided that any full- time employee of the Investor who serves as an Investor Nominee shall not be entitled to any salary or compensation from the Issuer for his or her service as a director of the Issuer but shall be entitled to such expense reimbursement.

(j) The Issuer shall indemnify the Investor Nominees and provide the Investor Nominees with director and officer insurance to the same extent it indemnifies and provides insurance for the members of the Board pursuant to its organizational documents, applicable Laws or otherwise.

(k) So long as the Investor is entitled pursuant to Section 2.3 to designate Investor Nominees to the Board, the size of the Board shall not exceed nine directors.

2.2	Board Committees

So long as the Investor is entitled pursuant to Section 2.3 to designate Investor Nominees to the Board, each Investor Nominee shall be eligible to serve on the committees of the Board and, subject to Section 2.1(c) hereof, the Issuer shall use reasonably commercial efforts to cause the Board to appoint at least one Investor Nominee to each such committee to ensure that the Investor has a proportionate representation on each such committee, provided that the Investor Nominees satisfy the eligibility criteria for such committee, including any requirements under applicable Laws, as determined by the Board and provided further that any Investor Nominee appointed to the audit committee of the Board must be an Independent Director and the appointment of any Investor Nominee to any other committee must not result in that committee ceasing to be constituted by a majority of Independent Directors.

2.3	Expiry of Board Nomination

The rights granted to the Investor and the obligations of the Issuer under this Article 2 shall terminate and be of no further force or effect on the earlier of:

(a) the first date on which the Investor does not meet the Minimum Threshold;

(b) the day that is five Business Days following the delivery of a written notice from the Investor to the Issuer terminating all of the rights granted to the Investor and the obligations of the Issuer under this Article 2; or

(c) the date on which the Series A Warrants, the Series B Warrants and Series C Warrants are canceled as a result of a failure of the Investor to exercise any Series A Warrants that the Investor was required to exercise in accordance with the terms thereof.

ARTICLE 3

PARTICIPATION RIGHT AND TOP-UP RIGHT

3.1	Participation Right

(a) Subject to Section 3.5, the Issuer agrees that if the Issuer issues any Common Shares or other securities that are convertible into or exchangeable or exercisable for Common Shares (such securities other than Common Shares, collectively, “Subject Securities”), other than pursuant to an Exempt Issuance (any such issuance, a “Subsequent Offering”), then the Issuer shall, promptly following the announcement of such Subsequent Offering, provide a written notice (the “Subsequent Offering Notice”) to the Investor setting out: (i) the total number of issued and outstanding Common Shares on a Fully-diluted Basis; (ii) the number of Common Shares or Subject Securities issued or to be issued; (iii) the material terms and conditions of any Subject Securities issued or to be issued; (iv) the subscription price per Common Share or Subject Security issued or to be issued by the Issuer under such Subsequent Offering, as applicable; and (v) the proposed closing date for the issuance of Common Shares or Subject Securities to the Investor, assuming exercise of the Participation Right by the Investor, which closing date shall be at least 10 Business Days following the date of such notice, or such other date as the Issuer and the Investor may agree.

(b) As soon as practicable following the delivery of a Subsequent Offering Notice, the Issuer will use its commercially reasonable efforts to provide the Investor with such information concerning the Issuer as the Investor may reasonably request for the purposes of evaluating the Subject Securities and the Subsequent Offering.

(c) Subject to Section 3.5 and compliance with applicable Laws, the Issuer agrees that the Investor has the right (the “Participation Right”), upon receipt of a Subsequent Offering Notice, to subscribe for and to be issued, on a private placement basis, and on the terms and conditions of such Subsequent Offering:

(i)	in the case of a Subsequent Offering of Common Shares, such number of Common Shares that will allow the Investor to maintain the Initial As- Exchanged Ownership of the Investor immediately prior to completion of the Subsequent Offering; and

(ii)	in the case of a Subsequent Offering of Subject Securities, such number of Subject Securities that will (assuming conversion or exchange of all of the convertible or exchangeable Subject Securities issued in connection with the Subsequent Offering and the convertible or exchangeable Subject Securities issuable pursuant to this Section 3.1) allow the Investor to maintain the Initial As-Exchanged Ownership of the Investor immediately prior to the completion of the Subsequent Offering, in each case, for greater certainty, after giving effect to any Common Shares or Subject Securities acquired by the Investor or any Affiliate thereof as part of the Subsequent Offering, other than pursuant to the exercise of the Participation Right.

(d) If the Issuer receives an Exercise Notice (as defined below) from the Investor within the Notice Period (as defined below), then the Issuer shall issue to the Investor against payment of the subscription price payable in respect thereof, that number of Common Shares or Subject Securities, as applicable, set forth in the Exercise Notice, subject to compliance with applicable Laws. In connection with the valid exercise of the Participation Right, the Investor shall also be entitled to receive such number of additional Series A Warrants, Series B Warrants and Series C Warrants (the “Participation Warrants”) such that (i) the Series A As-Exchanged Ownership of the Investor immediately following the completion of the Subsequent Offering (including the issuance of the Participation Warrants) shall equal the Series A Threshold, (ii) the Series B As- Exchanged Ownership of the Investor immediately following the completion of the Subsequent Offering (including the issuance of the Participation Warrants) shall equal the Series B Threshold, and (iii) the Series C As-Exchanged Ownership of the Investor immediately following the completion of the Subsequent Offering (including the issuance of the Participation Warrants) shall equal the Series C Threshold.

(e) The closing of the exercise of the Participation Right by the Investor will take place on the date set out in the Subsequent Offering Notice.

(f) If the Issuer is paying the costs and expenses incurred by purchasers of Common Shares or Subject Securities (other than the Investor and other than any investment dealers acting as agents or underwriters in connection with the Subsequent Offering) in connection with any Subsequent Offering, the Issuer shall pay a proportionate amount of the costs and expenses incurred by the Investor in connection with such Subsequent Offering, on the same terms.

(g) Notwithstanding anything to the contrary contained herein, the Issuer agrees that it shall not complete any Subsequent Offering, other than an Exempt Issuance, unless and until such time as the Issuer has received all regulatory approvals required for the Investor to exercise its Participation Right for such Subsequent Offering.

(h) The Investor agrees that, if required by Securities Laws, the Investor shall execute and deliver any report, undertaking or other documents with respect to the issue of Common Shares and/or Subject Securities to it contemplated hereunder as may be required by Securities Laws.

3.2	Top-up Right

(a) Without limiting Section 3.1 but subject to Section 3.5, the Issuer agrees that, subject to the terms of this Section 3.2, provided that the Investor meets the Minimum Threshold:

(i)	the Investor shall have the right to subscribe for and to be issued in connection with the issuance of Common Shares pursuant to an Exempt Issuance (a “Dilutive Issuance”) up to such number of Common Shares (the “Top-up Shares”) that will allow the Investor to have an Initial As- Exchanged Ownership of the Investor after giving effect to the Dilutive Issuances referenced in the Top-up Notice (as defined below) and the issuance of such Top-up Shares as it would have had without giving effect to such Dilutive Issuances; and

(ii)	the Top-up Right shall be exercisable at any time.

(b) Within 10 Business Days of the date on which one or more Dilutive Issuances occurs resulting in the Investor holding less than 49.1% of the Common Shares on a Fully-diluted Basis (the “Top-up Threshold”), the Issuer shall deliver a written notice (a “Top-up Notice”) to the Investor notifying the Investor that the Top-up Threshold has been exceeded and setting out the aggregate number of Common Shares issued in such Dilutive Issuances, and the total number of issued and outstanding Common Shares following such Dilutive Issuances since the later of the date hereof and the end of the last period in respect of which a Top-up Notice was delivered.

(c) If the Investor delivers an Exercise Notice in accordance with Section 3.3, subject to compliance with applicable Laws, the Issuer shall in accordance with the provisions of this Article 3, promptly, and in any event within 30 days of the date on which the relevant Exercise Notice was delivered, complete an offering to the Investor of the number of Top-up Shares that the Investor wishes to subscribe for pursuant to the Top-up Right, as specified in the Exercise Notice, at an offering price per Top-up Share equal to the Market Price calculated as at the date on which the Exercise Notice is delivered (each, a “Top- up Offering”). In connection with the valid exercise of the Top-up Right, the Investor shall also be entitled to receive such number of additional Series A Warrants, Series B Warrants and Series C Warrants (the “Top-up Warrants”) such that (i) the Series A As-Exchanged Ownership of the Investor immediately following the completion of the Top-up Offering (including the issuance of the Top-up Warrants) shall equal the Series A Threshold, (ii) the Series B As- Exchanged Ownership of the Investor immediately following to the completion of the Top-up Offering (including the issuance of the Top-up Warrants) shall equal the Series B Threshold, and (iii) the Series C As-Exchanged Ownership of the Investor immediately following to the completion of the Top-up Offering (including the issuance of the Top-up Warrants) shall equal the Series C Threshold.

3.3	Exercise Notice

(a) If the Investor wishes to exercise the Participation Right or the Top-up Right, the Investor shall give written notice to the Issuer (the “Exercise Notice”) of its intention to exercise such right and of the number of Common Shares, Subject Securities or Top-up Shares that the Investor wishes to subscribe for and purchase pursuant to the Participation Right or the Top-up Right, as applicable. The Investor shall deliver an Exercise Notice to subscribe to the Subsequent Offering within five Business Days after the date of receipt of an Offering Notice (with such period being reduced to two Business Days in the case of a public offering that is a bought deal provided an Investor Nominee has been appointed to the Board and the Board has been advised of such bought deal offering prior to the bought deal offering being presented to the Board for approval) (the “Notice Period”), failing which the Investor will not be entitled to exercise the Participation Right in respect of such Subsequent Offering and any rights that the Investor may have had to subscribe for any of the Common Shares or Subject Securities shall be extinguished in respect of such Subsequent Offering.

(b) Each Exercise Notice shall constitute a binding agreement by the Investor to subscribe for and take up, and by the Issuer to issue and sell to the Investor, the number of Common Shares, Subject Securities or Top-up Shares, as applicable, that the Investor agrees to subscribe for in its Exercise Notice.

(i)	If the Issuer at any time proposes to increase the number of any Common Shares or Subject Securities to be issued in the Subsequent Offering, the Issuer shall, by notice in writing delivered to the Investor (the “Upsize Notice”), give the Investor the option to subscribe for its pro rata share of the additional Common Shares or Subject Securities (the “Upsize Option”). The Investor shall be entitled to exercise the Upsize Option by delivering a new Exercise Notice to the Issuer. If no new Exercise Notice is delivered by the Investor to the Issuer within two Business Days of receipt by the Investor of the Upsize Notice, the Exercise Notice of the Investor delivered in respect of the original Subsequent Offering Notice shall continue in full force and effect.

(ii)	If for any reason the number of Common Shares or Subject Securities to be issued in the Subsequent Offering is reduced or otherwise less than the number of Common Shares or Subject Securities set out in the Offering Notice, the Issuer shall provide written notice to the Investor (the “Downsize Notice”) confirming the new number of Common Shares or Subject Securities of the Subsequent Offering and the corresponding pro rata reduction of the entitlement of the Investor to participate in the Subsequent Offering (the “Downsized Entitlement”). Following delivery of the Downsize Notice, the Exercise Notice and the Downsize Notice, shall together constitute a binding agreement by the Investor to subscriber to and take up, and by the Issuer to issue and sell to the Investor the number of Common Shares or Subject Securities equal to the Downsized Entitlement and the Investor will be entitled to a refund (to be paid to the Investor within two Business Days of completion of the Subsequent Offering) to the extent that it has already remitted funds to the Issuer in payment in connection with such Subsequent Offering.

(c) An Exercise Notice delivered by the Investor shall not include any conditions not set forth in the Subsequent Offering Notice or Top-up Notice, as applicable, and to the extent the Investor includes any such conditions or otherwise makes its exercise of the Participation Right or Top-up Right conditional on the occurrence of any event, fact or circumstance, such Exercise Notice shall be null and void and deemed to have not been given for purposes of this Article 3.

3.4	Issuance of Additional Warrants

Notwithstanding anything herein, the Issuer shall not be required to issue more than an aggregate of 155,000,000 additional Series A Warrants, 283,000,000 additional Series B Warrants and 562,000,000 additional Series C Warrants in connection with all exercises of the Participation Right and/or the Top-up Right or such greater number of additional Series A Warrants, Series B Warrants and Series C Warrants approved in accordance with applicable Laws. Notwithstanding anything to the contrary contained herein, the Issuer shall not complete any Subsequent Offering or Exempt Issuance if as a result thereof the number of additional Series A Warrants, Series B Warrants and/or Series C Warrants that would be required to be issued under the Participation Right and any related Top-up Offering would exceed the maximum number of additional Series A Warrants, Series B Warrants and Series C Warrants that may be issued to the Investor pursuant to this Agreement, unless and until such time as the Issuer has received all approvals required to increase the number of additional Series A Warrants, Series B Warrants and Series C Warrants that may be issued to the Investor pursuant to this Agreement to such number of additional Series A Warrants, Series B Warrants and Series C Warrants. The exercise price of any Series A Warrants, Series B Warrants or Series C Warrants issued in connection with any exercise of the Participation Right shall be the greater of (i) the issue price of the Common Shares in the Subsequent Offering, and (ii) the Initial Series A Exercise Price, Initial Series B Exercise Price or Initial Series C Exercise Price, as applicable. The exercise price of any Series A Warrants, Series B Warrants or Series C Warrants issued in connection with any exercise of the Top-up Right shall be the greater of (i) the Market Price calculated as at the date on which the Exercise Notice relating to such Top-up Right is delivered and (ii) the Initial Series A Exercise Price, Initial Series B Exercise Price or Initial Series C Exercise Price, as applicable.

3.5	Expiry of Participation Right and Top-up Right

The Participation Right, Top-up Right and the obligations of the Issuer under this Article 3 shall terminate and be of no further force or effect on the earlier of (i) the first date on which the Investor does not meet the Minimum Threshold, (ii) the date on which the Investor declines to exercise its Participation Right in connection with a Subsequent Offering to the extent required for the Investor to maintain its Initial As-Exchanged Ownership of the Investor, (iii) if the Investor fails to exercise its Top-up Right within 12 months following the issuance by the Issuer of a Top-up Notice to the extent such exercise is required for the Investor to maintain its Initial As-Exchanged Ownership of the Investor, and (iv) the date on which the Series A Warrants, the Series B Warrants and Series C Warrants are canceled as a result of a failure of the Investor to exercise any Series A Warrants that the Investor was required to exercise in accordance with the terms thereof.

3.6	Intention of the Parties

Notwithstanding anything to the contrary contained herein, the parties acknowledge and agree that the intent of this Agreement is such that the Investor will, subject to the receipt of all required regulatory approvals and absent any sale of Common Shares by the Investor, have the right, pursuant to the terms of this Agreement, to acquire at least 50.1% of the Common Shares on a Fully-diluted Basis by (i) subscribing for a number of Common Shares sufficient, following conversion of the Purchased Debentures, to hold at least 9.9% of the Common Shares (not including any Common Shares underlying the Warrants) on a Fully-diluted Basis and (ii) by receiving, at no cost, Warrants conferring the right to subscribe for at least an additional 40.2% of the Common Shares on a Fully-diluted Basis. The parties agree to act reasonably and in good faith to make any necessary or advisable adjustments or amendments to this Agreement and all other Transaction Agreements, as applicable, to give effect to such intent of the parties.

ARTICLE 4

REGISTRATION RIGHTS

4.1	Meaning of “Investor”

For purposes of this Article 4, “Investor” shall mean the Investor and its permitted assigns of the Registrable Shares pursuant to Section 6.4(b) and any Demand Registration Request or Piggyback Request shall only be accepted by the Issuer if such Demand Registration Request or Piggyback Request has been provided on behalf of holders of at least a majority of the Registrable Shares.

4.2	Demand Registrations

(a) After the expiry of a 180-day delay from the date hereof, the Investor may request the Issuer to use commercially reasonable efforts to effect a Registration of all or part of its Registrable Shares (such Registration being hereinafter referred to as a “Demand Registration”) by filing a prospectus under applicable Canadian Securities Acts and/or a registration statement under the U.S. Securities Act (including, if eligible, a shelf prospectus under National Instrument 44-102 – Shelf Distributions and/or a shelf registration statement under Rule 415 of the U.S. Securities Act). Any such request shall be made by notice in writing (a “Demand Registration Request”) to the Issuer. The Issuer shall as soon as practical, and in any event within 45 days, in the case of a long form prospectus to be filed in Canada or a registration statement to be filed on Form S-1 in the United States, and 10 days, in the case of a short form prospectus or a prospectus supplement to be filed in Canada or a registration statement to be filed on Form S-3 in the United States, of receipt of a Demand Registration Request, file a prospectus and/or a registration statement covering all of the Registrable Shares that the Investor requested to be qualified and/or registered and use its commercially reasonable efforts to cause (i) a receipt to be issued by the relevant Canadian Securities Commissions as soon as practicable and/or (ii) such registration statement to become effective as soon as practicable.

(b) The Issuer shall not be obliged to effect:

(i)	more than an aggregate of two Demand Registrations in any one 12-month period (provided, however, that a Registration shall not be deemed “effected” for purposes of this section until such time as the applicable final prospectus has been receipted by the relevant Canadian Securities Commissions and the applicable registration statement has been declared effective by the SEC);

(ii)	a Demand Registration in the event the Issuer determines in good faith that either (A) the effect of the filing of a prospectus or registration statement or continuing with the Demand Registration could impede the ability of Issuer to consummate a significant transaction (including a financing, an acquisition, a restructuring or a merger) or proceed with negotiations or discussions in relation thereto, or (B) there exists at the time material non- public information relating to the Issuer or its subsidiaries (1) the disclosure of which the Issuer believes would be materially adverse to the Issuer and its subsidiaries, taken as a whole or (2) where the Issuer has a bona fide business purpose for keeping it confidential; in which case the Issuer’s obligations under this Section 4.2 shall be deferred for a period of not more than 90 days from the date of receipt of the Demand Registration Request of the Investor, provided that the Issuer shall not be permitted to defer the filing of a prospectus or a registration statement under this Section 4.2 more than two times in any 12-month period;
(iii)	a Demand Registration in respect of a number of Registrable Shares that is expected to result in gross proceeds of less than $10 million; or
(iv)	a Demand Registration before the 90th day following the date on which (A) a receipt was issued to the Issuer with respect to any final prospectus filed by the Issuer or (B) a registration statement filed by the Issuer became effective.

(c) The Investor may request the Issuer to use commercially reasonable efforts to file and obtain a receipt for a shelf prospectus or effect a shelf registration statement, which prospectus or registration statement contemplates sales or distributions of Registrable Shares, provided that any such request shall not constitute a Demand Registration, unless accompanied by a Demand Registration Request.

(d) The lead underwriter or underwriters for any offering in connection with a Demand Registration shall be selected by the Investor and shall be reasonably acceptable to the Issuer.

(e) The Issuer shall be entitled to include for sale in any prospectus or registration statement filed pursuant to a Demand Registration any securities of the Issuer to be sold by the Issuer for its own account unless the underwriters advise the Issuer that the aggregate amount of securities requested to be included in such offering is sufficiently large to have a material adverse effect on the distribution or sales price of the Registrable Shares in such offering in which case the Issuer will include in such Demand Registration, to the extent of the amount that the underwriter believes may be sold without causing such material adverse effect, first the Registrable Shares requested to be included by the Investor and second, securities offered by the Issuer for its own account.

4.3	Demand Registration Request

Any Demand Registration Request delivered by the Investor pursuant to Section 4.2 shall:

(a)	specify the number of Registrable Shares which it intends to offer and sell;

(b)	express the intention of the Investor to offer or cause the offering of such Registrable Shares;

(c)	describe the nature or methods of the proposed offer and sale thereof and whether the Registration is to be effected in Canada and/or the United States;

(d)	contain the undertaking of the Investor and any applicable Affiliate thereof to provide all such information regarding their Common Share holdings and the proposed manner of distribution thereof, as may be required in order to permit the Issuer to comply with all Securities Laws; and

(e)	specify whether such offer and sale shall be made by an underwritten public offering.

4.4	Piggyback Registrations

(a) Other than in connection with an ATM Offering, if the Issuer proceeds with the preparation and filing of a prospectus in Canada or a registration statement in the United States in connection with a proposed distribution by the Issuer of any of its securities for its own account, or for the account of any other securityholder whether pursuant to the exercise of registration rights by such other securityholder or otherwise, the Issuer shall give written notice thereof to the Investor as soon as practicable (the “Piggyback Notice”). In such event, the Investor shall be entitled, by notice (the “Piggyback Request”) in writing given to the Issuer within five Business Days after the receipt of the Piggyback Notice, to request that the Issuer cause any or all of the Registrable Shares held by the Investor to be included in such prospectus or registration statement (such qualification being hereinafter referred to as a “Piggyback Registration”). The Investor shall specify in the Piggyback Request the number of Registrable Shares which the Investor intends to offer and sell and include the undertaking of the Investor and any applicable Affiliate thereof to provide all such information regarding their Common Share holdings and the proposed manner of distribution of the Registrable Shares, as may be required in order to permit the Issuer to comply with all Securities Laws.

(b) The Issuer shall include in each such Piggyback Registration all such Registrable Shares as directed by the Investor. Notwithstanding the foregoing, the Issuer shall not be required to include all such Registrable Shares in (i) any such distribution by the Issuer for its own account if the Issuer is advised by its lead underwriter or underwriters that the inclusion of all such Registrable Shares and securities of any other securityholder may have a material adverse effect on the timing, distribution or sales price of the securities being offered by the Issuer, in which case, the Issuer shall include in such Piggyback Registration: (A) first, the securities to be included by the Issuer in such Piggyback Registration; and (B) second, the Registrable Shares sought to be included that can be sold without having the adverse effect referred to above, or (ii) any such distribution by any other securityholders, if the other securityholders are advised by their lead underwriter or underwriters that the inclusion of all such Registrable Shares may have a material adverse effect on the timing, distribution or sales price of the securities being offered by such other securityholders, in which case, the Issuer shall include in such Piggyback Registration: (A) first, the securities to be included by the securityholders in such Piggyback Registration; and (B) second, the Registrable Shares sought to be included that can be sold without having the adverse effect referred to above.

(c) The Issuer may, at any time prior to the issuance of a receipt for a final prospectus or the effectiveness of any registration statement in connection with a Piggyback Registration, at its sole discretion and without the consent of the Investor, withdraw such prospectus and registration statement, as applicable, and abandon the proposed distribution in which the Investor has requested to participate pursuant to the Piggyback Request.

4.5	Registration Expenses

Each of the Issuer and the Investor shall be responsible for all Registration Expenses on any Demand Registration or Piggyback Registration in proportion to their respective amounts of Common Shares sold in any such offering including all fees, discounts and commissions payable to any underwriter, investment bank, manager or agent in connection with the distribution of the Registrable Shares. For the avoidance of doubt, all fees, discounts and commissions payable to any underwriter, investment bank, manager or agent in connection with the distribution of the Registrable Shares shall be paid by the Investor and the Issuer pro rata according to the dollar value of Registrable Shares, on the one hand, and other securities, on the other hand, of the total dollar value of the securities that are qualified for distribution. Notwithstanding the foregoing, (i) the Investor shall be responsible for all Registration Expenses incurred in connection with each a Demand Registration which is revoked or abandoned at the request of the Investor and (ii) the Issuer shall be solely responsible for the expenses related to any base shelf prospectus and any other Registration Expenses that it would have incurred even in the absence of a Demand Registration.

4.6	Registration Procedures

The procedures in Schedule 4.6 shall apply to each Demand Registration and Piggyback Registration, as applicable.

4.7	Indemnification

(a) By the Issuer. The Issuer agrees to indemnify and hold harmless, to the maximum extent permitted by law, each holder of Registrable Shares, such holder’s officers and directors, employees, agents and representatives, and each Person who controls such holder (within the meaning of the Act) (collectively, the “Investor Indemnified Parties”) against all losses (other than loss of profit in connection with the distribution of the Registrable Shares), claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable attorney fees and expenses) caused by, resulting from, arising out of, based upon or related to any of the following statements, omissions or violations by the Issuer: (i) any untrue or alleged untrue statement of material fact contained in any prospectus, preliminary prospectus, registration statement or any amendment thereof or supplement thereto, in respect of a Demand Registration or Piggyback Registration, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading; or (ii) any violation or alleged violation by the Issuer of the Securities Laws or any rule or regulation promulgated thereunder applicable to the Issuer and relating to action or inaction required of the Issuer in connection with any such qualification, registration or compliance. In addition, the Issuer will reimburse such Investor Indemnified Party for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such losses. Notwithstanding the foregoing, the Issuer shall not be liable in any such case to the extent that any such losses result from, arise out of, are based upon, or relate to an untrue statement or alleged untrue statement, or omission or alleged omission, made in such prospectus, preliminary prospectus, registration statement or any amendment or supplement thereto, or in any application, in reliance upon, and in conformity with, written information prepared and furnished in writing to the Issuer by such Investor Indemnified Party expressly for use therein or by such Investor Indemnified Party’s failure to deliver a copy of the prospectus or registration statement or any amendments or supplements thereto after the Issuer has furnished such Investor Indemnified Party with a sufficient number of copies of the same.

(b) By the Investor. In connection with any prospectus or registration statement in which the Investor is participating, the Investor shall furnish to the Issuer in writing such information as the Issuer reasonably requests for use in connection with any such prospectus or registration statement. The Investor agrees to indemnify and hold harmless, to the maximum extent permitted by law, the Issuer, its directors and officers, employees, agents and representatives and each Person who controls the Issuer (within the meaning of the Act) (collectively, the “Issuer Indemnified Parties”) against all losses (other than loss of profit in connection with the distribution of the Registrable Shares), claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable attorney fees and expenses) caused by, resulting from, arising out of, based upon or related to any of the following statements, omissions or violations by the Investor: (i) any untrue or alleged untrue statement of material fact contained in any prospectus, preliminary prospectus, registration statement or any amendment thereof or supplement thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by the Investor; or (ii) any violation or alleged violation by the Investor of the Securities Laws or any rule or regulation promulgated thereunder applicable to the Investor and relating to action or inaction required of the Investor in connection with any such qualification, registration or compliance. In addition, the Investor will reimburse such Issuer Indemnified Party for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such losses. Notwithstanding the foregoing, the obligation of an Investor to indemnify shall be individual, not joint and several, for each Investor and shall be limited to the net amount of proceeds received by such Investor from the sale of Registrable Shares pursuant to such prospectus and/or registration statement.

(c) Claim Procedure. Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder only to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the opinion of outside counsel to any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicted indemnified parties shall have a right to retain one separate counsel, chosen by the holders of a majority of the Registrable Shares included in the registration if such holders are indemnified parties, at the expense of the indemnifying party.

(d) Non-exclusive Remedy; Survival. The indemnification and contribution provided for under this Agreement shall be in addition to any other rights to indemnification or contribution that any indemnified party may have pursuant to law or contract and shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of Registrable Shares and the termination or expiration of this Agreement.

(e) Contribution. The Issuer and the Investor also agree to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event the Issuer’s or the Investor’s, as applicable, indemnification is unavailable for any reason. Such provisions shall provide that the liability amongst the various Persons shall be allocated in such proportion as is appropriate to reflect the relative fault of such Persons in connection with the statements or omissions which resulted in losses (the relative fault being determined by reference to, among other things, which Person supplied the information giving rise to the untrue statement or omission and each Person’s relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission) and, only if such allocation is not respected at law, would other equitable considerations, such as the relative benefit received by each Person from the sale of the securities, be taken into consideration. Notwithstanding the foregoing, (i) no Investor shall be required to contribute any amount in excess of the proceeds received by such Investor in the transaction at issue and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(f) Release. No indemnifying party shall, except with the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.8	Expiry of Registration Rights

The Demand Registration rights and Piggyback Registration rights granted to the Investor pursuant to this Article 4 shall terminate and be of no further force or effect on the first date on which the Investor does not meet the Minimum Threshold.

4.9	Grant of Registration Rights to Others

The Issuer covenants and agrees that, so long as the Demand Registration rights and Piggyback Registration rights granted to the Investor pursuant to this Article 4 have not expired, the Issuer will not grant to any Person rights of registration that are on terms and conditions, taken as a whole, more favourable than the Demand Registration rights and Piggyback Registration rights granted to the Investor pursuant to this Article 4, taken as a whole, unless the Issuer offers such rights of registration to the Investor.

4.10	Lock-up Agreement

In respect of any offering of securities by the Issuer or the Investor under this Article 4, upon request by the underwriters or dealers (as the case may be) in connection therewith, the Investor and the Issuer each agree to execute customary lock-up agreements, in each case for a period ending no later than 90 days or such shorter term as the underwriters may reasonably request, after the closing of such offering, on terms required by the underwriters and consistent with those in public offering underwriting agreements customarily entered into by the Issuer.

ARTICLE 5

COVENANTS OF THE PARTIES

5.1	Standstill

(a) During the Standstill Period, the Investor shall not and shall not permit any of its Affiliates to, directly or indirectly, whether alone or in concert with others, without the prior written consent of the Issuer:

(i)	acquire or agree to acquire or make any proposal or offer to acquire, directly or indirectly in any manner, any securities of the Issuer or any of its subsidiaries (or any securities convertible, exercisable or exchangeable into such securities) or any material portion of the assets of any of them;

(ii)	commence a take-over bid for any securities of the Issuer;

(iii)	effect, seek, offer or propose any take-over bid, amalgamation, merger, arrangement, business combination, re-organization, restructuring, liquidation, disposition of a material portion of the assets or other extraordinary transaction by or with respect to the Issuer or any of its subsidiaries;

(iv)	solicit proxies from the security holders of the Issuer or form, join or participate in a group to so solicit;

(v)	seek to control the management, the Board or policies of the Issuer other than through the Investor Nominees in their capacity as members of the Board;

(vi)	knowingly advise, assist or encourage any other Person in connection with any of the matters set forth in this Section 5.1(a); or

(vii)	make any public announcement with respect to the foregoing.

(b) None of the provisions of this Section 5.1 shall be construed to restrict the Investor from making confidential proposals to or communications with the Board and/or management of the Issuer with respect to any transaction.

(c) Notwithstanding the foregoing, the Investor and its Affiliates shall not be limited in any way from acquiring or offering to acquire, directly or indirectly, any company or business unit thereof that beneficially owns securities of the Issuer or its Affiliates so long as (i) such entity’s prior acquisition of such securities was not made directly or indirectly on behalf of the Investor and (ii) such entity’s ownership of such securities was not a primary factor in the decision to consummate such transaction.

(d) Notwithstanding the foregoing, the Investor and its Affiliates shall not be restricted from (i) acquiring securities with the prior written consent of the Issuer, (ii) acquiring Common Shares pursuant to the conversion of the Purchased Debentures, (iii) acquiring Common Shares pursuant to the exercise of any of the Warrants, (iv) acquiring securities pursuant to Section 3.1, (v) participating in rights offerings conducted by the Issuer, (vi) receiving stock dividends or similar distributions made by the Issuer, or (vii) acquiring Common Shares pursuant to a formal take-over bid in accordance with applicable Laws for additional Common Shares pursuant to an agreement with the Issuer and with the consent of the Board.

(e) The Investor’s obligations under this Section 5.1 shall terminate immediately and cease to be of any force or effect on the date upon which (i) a third party, other than an Affiliate of the Investor, makes a good faith public announcement of the commencement of a take-over bid to acquire 50% or more of the outstanding Common Shares; (ii) the Issuer publicly announces the entering into of a definitive agreement to effect a change-of-control transaction; or (iii) a third party, other than an Affiliate of the Investor, acquires at least 20% of the outstanding Common Shares.

5.2	Cancellation of Warrants and Other Convertible Securities

The Issuer shall cancel forthwith any Warrants or other Convertible Securities issued by the Issuer in favour of the Investor as soon as practicable following written request of the Investor.

5.3	Additional Secured Indebtedness

The Issuer shall not, and shall not permit any of its subsidiaries to, incur, create or assume any Indebtedness secured by any Lien without the prior written consent of the Investor, in its sole discretion, other than: (a) senior credit facilities in a maximum aggregate principal amount of C$25,000,000 at any time outstanding; (b) the Secured Debentures; and (c) the Permitted Secured Debt.

5.4	Additional Financings

The Investor and the Issuer acknowledge that their intent is to discuss any financing requirements of the Issuer from time to time before seeking other financing offers or opportunities from third parties. Other than for any Permitted Secured Debt, the Issuer shall, at least ten (10) Business Days prior to executing any binding letter of intent, term sheet, commitment letter or other document or agreement, or engaging in any exclusive negotiation with any Person, in connection with any equity, quasi-equity or debt financing of the Issuer or any of its subsidiaries, including any ATM Offering or “bought deal” financing (each an “Additional Financing”), provide the Investor with written notice of its intention to complete an Additional Financing (a “Consultation Notice”), and which Consultation Notice shall include the anticipated size and pricing of the Additional Financing (which, in each case, may be expressed as a range or with reference to the Market Price). During the ten (10) Business Days following the delivery of a Consultation Notice to the Investor (the “Consultation Period”), the Issuer shall consult with the Investor diligently and in good faith and such consultation shall include good faith discussions with respect to the financing requirements of the Issuer and its subsidiaries at such time, the availability of alternative financing sources and the opportunity for the Investor to, during the Consultation Period, offer to provide all or part of such Additional Financing or any alternative financing. Following the Consultation Period and subject to the terms of any confidentiality or non-disclosure agreement entered into by the Issuer, the Issuer shall keep the Investor reasonably informed in a timely manner of any material development in connection with such Additional Financing including any material change to the terms thereof. For certainty, following the Consultation Period in respect of any Additional Financing, the Issuer shall not require the consent from the Investor pursuant to this Agreement with respect to the entering into of any document or agreement in respect of such Additional Financing.

ARTICLE 6

MISCELLANEOUS

6.1	Notices

(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in Person, transmitted by e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)	in the case of the Investor:

4204 Industriel Boulevard

Laval, Québec

H7L 0E3

Attention:	Stéphane Trudel
E-mail:	[Redacted – Address Details]

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP

1501 McGill College Avenue, 26th Floor

Montréal, Québec

H3A 3N9

Attention:	Olivier Désilets & Sébastien Thériault
E-mail:	[Redacted – Address Details]

(ii)	in the case of the Issuer:

150 King Street West, Suite

308 Toronto, Ontario

M5H 1J9

Attention:	Trevor Fencott
E-mail:	[Redacted – Address Details]

with a copy (which shall not constitute notice) to:

Dentons Canada LLP

77 King Street West, Suite 400

Toronto, Ontario

M5K 0A1

Attention:	Eric Foster
email:	[Redacted – Address Details]

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c) Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 6.1.

6.2	Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

6.3	Termination

This Agreement may be terminated:

(a)	at any time if mutually agreed to in writing by the Issuer and the Investor; and

(b)	by the Issuer by written notice to the Investor in the event the Series A Warrants, the Series B Warrants and Series C Warrants are canceled as a result of a failure of the Investor to exercise any Series A Warrants that the Investor was required to exercise in accordance with the terms thereof.

Notwithstanding the foregoing, the provisions of Sections 1.5, 1.6, 4.7 and 5.1 and Article 6 shall survive any termination of this Agreement.

6.4	Assignment

(a) No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other party. Notwithstanding the foregoing, the Investor may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of the Issuer, to an Affiliate of the Investor (each, an “Assignee”), provided that (a) any such Assignee shall, prior to any such transfer, agree to be bound by all of the covenants of the Investor contained herein and comply with the provisions of this Agreement, and shall deliver to the Issuer a duly executed undertaking to such effect in form and substance satisfactory to the Issuer, acting reasonably, and (b) where any rights of the Investor under this Agreement have been assigned, such rights shall only be exercised on behalf of all Assignees and the Investor as provided for herein. For greater certainty, no assignment by the Investor or any Assignee of its rights hereunder shall relieve such Assignee of its obligations hereunder.

(b) The rights of the Investor pursuant to Article 4 may be transferred or assigned by the Investor to one or more transferees or assignees of Registrable Shares, provided however that (i) the Issuer is provided written notice prior to any said transfer or assignment, stating the name and address of each transferee or assignee and identifying the Registrable Shares with respect to which such registration rights are being transferred or assigned and (ii) each such transferee or assignee assumes in writing responsibility for its portion of the obligations of the Investor under Article 4.

6.5	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

6.6	Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement and the intent of the parties.

6.7	Other Registration Rights; Engagement Letters

(a) The Issuer represents and warrants that no Person, other than holders of Registrable Shares, has any rights to require the Issuer to register any securities of the Issuer for sale or to include such securities of the Issuer in any Registration filed by the Issuer for the sale of securities for its own account or for the account of any other Person.

(b) The Issuer represents and warrants that it has not entered into any engagement letter or arrangement providing any underwriter with the right to participate in offering of equity securities of the Issuer, including the Registrations contemplated by this Agreement.

6.8	Right to Injunctive Relief

Each of the parties hereby acknowledges and agrees that in the event of a breach or threatened breach of any of its covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies available to such party, the Investor (in respect of any breach of this Agreement by the Issuer) and the Issuer (in respect of any breach of this Agreement by the Investor) shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security in connection with such action), and each of the parties hereby agrees not to plead sufficiency of damages as a defence in such circumstances.

6.9	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF this Agreement has been executed by the parties.

FIRE & FLOWER HOLDINGS CORP.

by
Name:
Title:

Signature Page – Investor Rights Agreement

2707031 ONTARIO INC.

by
Name:
Title:

Signature Page – Investor Rights Agreement

SCHEDULE 4.6

REGISTRATION PROCEDURES

1.	Procedures

Upon receipt of a Demand Registration Request or a Piggyback Request from the Investor pursuant to Article 4, the Issuer shall:

(a)	promptly prepare and file a preliminary prospectus, prospectus supplement or registration statement, as applicable, under and in compliance with the Securities Laws in each jurisdiction in which the Registration is to be effected and such other related documents as may be necessary to be filed in connection with such preliminary prospectus, prospectus supplement or registration statement and shall, (i) with respect to a Registration in Canada, promptly prepare and file a prospectus and use its commercially reasonable efforts to cause a receipt to be issued for such prospectus as soon as practicable and shall take all other steps and proceedings that may be required in order to qualify the securities being sold pursuant to such Registration, and/or (ii) with respect to a Registration in the United States, use its commercially reasonable efforts to promptly cause such registration statement to be declared or become effective in order to register the offer and sale of the securities being offered pursuant such Registration (provided that, before filing all such documents referred to in this Section, the Issuer shall furnish to the counsel to the Investor copies thereof, which documents shall be subject to the review and comment of such counsel);

(b)	promptly prepare and file such amendments and supplements to such preliminary prospectus and prospectus or registration statement, as applicable, as may be necessary to comply with the provisions of applicable Securities Laws with respect to the distribution of the Registrable Shares, and to take such steps as are reasonably necessary to maintain the qualification of such prospectus or the effectiveness of such registration statement until the time at which the distribution of the Registrable Shares sought to be sold is completed;

(c)	use its commercially reasonable efforts to register or qualify such Registrable Shares under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests (provided that the Issuer shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph, (ii) subject itself to taxation in any such jurisdiction, (iii) consent to general service of process in any such jurisdiction or (iv) register or qualify any Registrable Shares in any jurisdiction outside of Canada and the United States);

(d)

cause to be furnished to the Investor and underwriters of any offering such number of copies of such preliminary prospectus, prospectus, registration statement and any amendments and supplements thereto and such other customary opinions, certificates, comfort letters and closing documents as the underwriters or the Investor may reasonably request;

(e)	immediately notify the Investor and underwriters of the occurrence of any event as a result of which the preliminary prospectus, prospectus supplement, prospectus or registration statement, as then in effect, might include an untrue statement of material fact or might omit any fact that is required to be stated or that is necessary to make any statement therein not misleading in light of the circumstances in which it was made (other than facts or statements provided by the Investor or underwriters);

(f)	promptly notify the Investor (i) of receipt of any comment letters received from the SEC or any Canadian Securities Commissions with respect to a registration statement, prospectus or any documents incorporated therein and (ii) any other request by the SEC, any Canadian Securities Commissions or any state securities authority for amendments or supplements to a registration statement or prospectus or for additional information with respect to the registration statement and prospectus;

(g)	comply with Securities Laws and the rules, regulations and policies of the TSX and of any other stock exchange or over the counter market on which the Common Shares are then listed and/or traded;

(h)	use its commercially reasonable efforts to provide such information as is required for any filings required to be made with the Financial Industry Regulatory Authority; and

(i)	in respect of any Demand Registration, enter into an underwriting agreement with the underwriters for the offering containing such representations and warranties by the Issuer and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions.

2.	Due Diligence

In connection with the preparation and filing of any preliminary prospectus, prospectus supplement, prospectus or registration statement as herein contemplated, the Issuer shall give the Investor, the underwriters, and their respective counsel and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto. The Issuer shall give the Investor and the underwriters such reasonable and customary access to the books and records of the Issuer and its subsidiaries and such reasonable and customary opportunities to discuss the business of the Issuer with its officers and auditor as shall be necessary in the reasonable opinion of the Investor, such underwriters and their respective counsel without undue disruption to the business of the Issuer. The Issuer shall cooperate with the Investor and the underwriters in the conduct of all reasonable and customary due diligence which the Investor, such underwriters and their respective counsel may require.

3.	Indemnification

In connection with any Demand Registration or Piggyback Registration, the Issuer and the Investor shall negotiate, in good faith, indemnification and contribution terms as are customarily contained in underwriting agreements relating to public offerings of securities by a selling shareholder, it being understood that as amongst the Issuer and the Investor, such indemnification and contribution terms shall be as provided for in Section 4.7.

SCHEDULE “H”

FORM OF VOTING SUPPORT AGREEMENT

See attached.

VOTING SUPPORT AGREEMENT

THIS AGREEMENT made the______ day of July, 2020.

BETWEEN:

[●]

(hereinafter referred to as the “Shareholder”),

- and -

2707031 ONTARIO INC.,

a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as the “Investor”),

WHEREAS the Shareholder is the legal and beneficial owner of common shares (the “Shares”) in the capital of Fire & Flower Holdings Corp. (the “Corporation”), as more particularly described on Schedule A hereto;

AND WHEREAS the Investor is concurrently herewith entering into an amendment agreement (as the same may be amended or amended and restated from time to time, the “Amendment Agreement”) with the Corporation providing for, inter alia, the amendment of various terms of certain convertible securities of the Corporation held by the Investor (the “Transaction”);

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder to (i) vote or cause to be voted all Shares beneficially owned, or over which control or direction is exercised, by the Shareholder at any time from the date hereof to and including, if applicable, the record date for any meeting of the shareholders of the Corporation called to approve the Transaction (the “Meeting”) (the “Subject Shares”) in favour of the Transaction and any other matter that could reasonably be expected to facilitate the Transaction, and (ii) abide by the restrictions and covenants set forth herein;

AND WHEREAS the Investor is relying on the covenants, representations and warranties of the Shareholder set forth in this Agreement in connection with its execution and delivery of the Amendment Agreement;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreement herein contained, the parties hereto agree as follows:

2

ARTICLE 1

INTERPRETATION

1.1 All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to them in the Amendment Agreement.

1.2 Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article” or “Section” followed by a number refer to the specified Article or Section of this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement; and

(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time.

1.3 Any time period within which any action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends. Whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

ARTICLE 2

CERTAIN COVENANTS OF THE SHAREHOLDER

2.1 The Shareholder hereby covenants and irrevocably agrees that it shall, from the date hereof until the termination of this Agreement pursuant to Article 6, except in accordance with the terms of this Agreement:

(a)	other than in the capacity as a director or officer of the Corporation to the extent permitted in the Amendment Agreement, not, directly or indirectly, through any of its officers, directors, employees or agents solicit, assist, initiate, encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of the Corporation or any of its Subsidiaries or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal;

(b)

other than in the capacity as a director or officer of the Corporation to the extent permitted in the Amendment Agreement, not engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate in any way with any person (other than the Investor and its Representatives) regarding, any Acquisition Proposal or potential Acquisition Proposal;

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(c)	other than in the capacity as a director or officer of the Corporation to the extent permitted in the Amendment Agreement, not withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Investor, its support of the Amendment Agreement or the Transaction;

(d)	other than in the capacity as a director or officer of the Corporation to the extent permitted in the Amendment Agreement, not approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal;

(e)	other than in the capacity as a director or officer of the Corporation to the extent permitted in the Amendment Agreement, not accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal;

(f)	immediately cease and cause to be terminated any existing solicitation, discussion, negotiation, encouragement or activity with any person (other than the Investor or any of its Representatives) by the Shareholder or any of its Representatives with respect to any Acquisition Proposal or any potential Acquisition Proposal;

(g)	promptly (and in any event within 48 hours) notify the Investor, at first orally and then in writing, of any proposal, inquiry, offer or request received by the Shareholder after the date hereof: (i) relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal; (ii) for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal; (iii) for non- public information relating to the Corporation or any of its Subsidiaries or the Shareholder, access to properties, books, records or a list of shareholders, securityholders or a list of shareholders of any of its Subsidiaries; or (iv) for representation on the Board. Such notice shall include the identity of the person making such proposal, inquiry, offer or request, a description of the material terms and conditions of such proposal, inquiry, offer or request (including copies of any term sheet, written summary or letter of intent or similar document, including drafts thereof) relating to such Acquisition Proposal or potential Acquisition Proposal and such other details of the proposal, inquiry, offer or request that the Investor may reasonably request. The Shareholder shall keep the Investor promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and shall respond promptly to all inquiries by the Investor with respect thereto;

(h)	not option, offer, sell, assign, transfer, exchange, dispose of, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Subject Shares, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing;

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(i)	not grant or agree to grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders of the Corporation or give consents or approval of any kind with respect to any of the Subject Shares or give consents or approval of any kind with respect to any of the Subject Shares or relinquish or modify the Shareholder’s right to exercise control or direction over or to vote any Subject Shares or agree to do any of the foregoing;

(j)	exercise the voting rights attaching to the Subject Shares to oppose any proposed action by the Corporation, its shareholders, and of the Corporation’s Subsidiaries or any other person which action could reasonably be expected to prevent or delay the successful completion of the Transaction;

(k)	promptly notify the Investor of any new Shares acquired by the Shareholder after the execution of this Agreement, and the Shareholder acknowledges that any such new Shares will be subject to the terms of this Agreement as though owned by the Shareholder on the date of this Agreement;

(l)	not join in any requisition of any meeting of shareholders of the Corporation without the prior written consent of the Investor;

(m)	not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction and the other transactions contemplated by the Amendment Agreement and this Agreement;

(n)	not vote or cause to be voted any of the Subject Shares in respect of any proposed action by the Corporation or its shareholders or Affiliates or any other person or group in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Transaction or the other transactions contemplated by the Amendment Agreement and this Agreement; and

(o)	not do indirectly that which it may not do directly by the terms of this Article 2.

ARTICLE 3

AGREEMENT TO VOTE

3.1 The Shareholder hereby irrevocably and unconditionally covenants and agrees that from the date hereof until the earlier of (i) the Amendment Effective Date, and (ii) the termination of this Agreement:

(a)	to vote or to cause to be voted the Subject Shares (i) at the Meeting (or any adjournment or postponement thereof) or (ii) by way of signed written consent, in favour of the Transaction and/or any other matter that could reasonably be expected to facilitate the Transaction;

(b)

to vote or cause to be voted the Subject Shares against any Acquisition Proposal or other matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Transaction at any meeting of the shareholders of the Corporation called for the purpose of considering same;

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(c)	no later than 10 Business Days prior to the date of the Meeting, to deliver or cause to be delivered to the Corporation, with a copy to the Investor concurrently, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Transaction and/or any matter that could reasonably be expected to facilitate the Transaction; and

(d)	to name in such proxy or proxies those individuals as may be designated by the Corporation in the Circular (as defined herein) and not revoke such proxy or proxies without the written consent of the Investor.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

4.1 The Shareholder represents, warrants and, where applicable, covenants to the Investor as follows and acknowledges that the Investor is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Amendment Agreement:

(a)	this Agreement has been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by the Investor, constitutes a legal, valid and binding obligation, enforceable by the Investor against the Shareholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other Applicable Laws affecting the rights of creditors generally and except that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction;

(b)	the Shareholder is the sole legal and beneficial owner of the number of Subject Shares listed opposite the Shareholder’s name on Schedule A to this Agreement;

(c)	the Shareholder has the sole right to vote all the Subject Shares;

(d)	no individual or entity has any agreement or option, or any right or privilege (whether by Applicable Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, including without limitation any right to vote, except the Investor pursuant to this Agreement;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default (with or without notice of lapse of time or both) under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder’s property or assets is bound; (ii) any judgment, decree, order or award of any Governmental Body; or (iii) any Applicable Law, statute, ordinance, regulation or rule relevant in the context of the Transaction or this Agreement;

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(f)	(i) the only Shares owned, directly or indirectly, or over which control or direction is exercised, by the Shareholder are those listed on Schedule A to this Agreement opposite the Shareholder’s name; and (ii) other than as listed on Schedule A to this Agreement, the Shareholder has no agreement or option, or right or privilege (whether by Applicable Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or transfer to the Shareholder of additional Shares; and

(g)	there is no claim, action, lawsuit, arbitration, mediation or other legal proceedings in progress or pending or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its Affiliates that would adversely affect in any manner (i) the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder; or (ii) the title of the Shareholder to any of the Subject Shares.

The representations and warranties of the Shareholder set forth in this Article 4 shall survive the completion of the Transaction and, despite such completion, shall continue in full force and effect for the benefit of the Investor for a period of one (1) year from the date of this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

5.1 The Investor represents, warrants and, where applicable, covenants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)	the Investor is a corporation duly formed and validly existing under the laws of Ontario and has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement by the Investor and the performance by it of its obligations hereunder have been duly authorized and no other corporate proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered by the Investor and, assuming the due authorization, execution and delivery by the Shareholder, constitutes a legal, valid and binding obligation, enforceable by the Shareholder against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other Applicable Laws affecting the rights of creditors generally and except that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction;

(c)

none of the execution and delivery by the Investor of this Agreement or the Amendment Agreement or completion or performance of the transactions contemplated hereby or thereby or the compliance by the Investor with the Investor’s obligations hereunder or thereunder will result in a breach of or constitute a default (with or without notice of lapse of time or both) under any provision of (i) the constating documents of the Investor; (ii) any agreement or instrument to which the Investor is a party or by which the Investor or any of the Investor’s property or assets is bound; (iii) any judgment, decree, order or award of any Governmental Body; or (iv) any Applicable Law, statute, ordinance, regulation or rule relevant in the context of the Transaction or this Agreement; and

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(d)	there is no claim, action, lawsuit, arbitration, mediation or other legal proceedings in progress or pending or, to the knowledge of the Investor, threatened against the Investor or any of its Affiliates that would adversely affect in any manner the ability of the Investor to enter into this Agreement and the Amendment Agreement and to perform its obligations hereunder and thereunder.

The representations and warranties of the Investor set forth in this Article 5 shall survive the completion of the Transaction and, despite such completion, shall continue in full force and effect for the benefit of the Shareholder for a period of one (1) year from the date of this Agreement.

ARTICLE 6

TERMINATION

6.1 This Agreement may be terminated:

(a)	at any time by written agreement of the Investor and the Shareholder;

(b)	by the Shareholder upon written notice to the Investor if:

(i)	the Amendment Effective Date has not occurred by the Outside Date;

(ii)	the Investor is in default of any covenant or condition contained herein and such default has or may have a material adverse effect on the consummation of the Transaction and such default has not been cured within five (5) Business Days of written notice of such default being given by the Shareholder to the Investor;

(iii)	any representation or warranty of the Investor under this Agreement is at the date hereof or becomes at any time untrue or incorrect in any material respect, if such inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Transaction; or

(iv)	if, without the Shareholder’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), the Amendment Agreement is amended in any material respect in such a manner that would be materially adverse to the interests of the Shareholder; or

(c)	by the Investor upon written notice to the Shareholder if:

(i)	the Amendment Effective Date has not occurred by the Outside Date;

(ii)

the Shareholder is in default of any covenant or condition contained herein and such default has or may have a material adverse effect on the consummation of the Transaction and such default has not been cured within five (5) Business Days of written notice of such default being given by the Investor to the Shareholder;

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(iii)	any representation or warranty of the Shareholder under this Agreement is at the date hereof or becomes at any time untrue or incorrect in any material respect; or

(iv)	the Corporation has not complied with in all material respects with its covenants to the Investor under the Amendment Agreement,

provided, however, that any such termination shall not prejudice the rights of a party as a result of any breach by any other party of its obligations hereunder.

6.2 This Agreement shall automatically be terminated upon the termination of the Amendment Agreement in accordance with its terms.

ARTICLE 7

DISCLOSURE

7.1 The Shareholder irrevocably and unconditionally (i) consents to the details of this Agreement being set out in any management information circular prepared by the Corporation in connection with the Meeting (the “Circular”) and this Agreement being made publicly available, including by filing on SEDAR, as may be required pursuant to applicable Securities Laws, and (ii) consents to and authorizes the publication and disclosure by the Investor and the Corporation of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that the Investor or the Corporation, as the case may be, reasonably determine is required to be disclosed by Applicable Law in any press release, the Circular or any other disclosure document in connection with the Transaction and any transactions contemplated by the Amendment Agreement. Except as contemplated by the immediately preceding sentence and as otherwise required by Applicable Law or by any Governmental Body or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed. A copy of this Agreement may be provided to the directors of the Corporation.

ARTICLE 8

GENERAL

8.1 The Investor acknowledges that the Shareholder is bound hereunder solely in its capacity as a security holder of the Corporation and, if the Shareholder is a director or officer of the Corporation, that the provisions hereof shall not be deemed or interpreted to bind the Shareholder in his or her capacity as a director or officer of the Corporation. Nothing in this Agreement shall: (a) limit or affect any actions or omissions taken by the Shareholder in his or her capacity as a director or officer of the Corporation, including in exercising rights under the Amendment Agreement and no such actions or omissions shall be deemed a breach of this Agreement or (b) be construed to prohibit, limit or restrict the Shareholder from fulfilling his or her fiduciary duties as a director or officer of the Corporation.

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8.2 This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.3 Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered, all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

8.4 This Agreement shall not be assignable by any party without the prior written consent of the other parties, provided that the Investor may assign this Agreement without consent to any of its Affiliates. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.5 Time shall be of the essence of this Agreement.

8.6 Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or sent by email or similar means of recorded electronic communication, addressed as follows:

(a)	in the case of the Shareholder:

[●]

Attention:	[●]
Email:	[●]

with a copy (which shall not constitute notice) to:

77 King St. W., Suite 400

Toronto, ON M5K 0A1

Attention:	Eric Foster
Email:	[Redacted – Address Details]

if to the Investor:

4204 Industriel Blvd. Laval,

Québec H7L 0E3

Attention:	Stéphane Trudel
Email:	[Redacted – Address Details]

with a copy to (which shall not constitute notice):

Davies Ward Phillips & Vineberg LLP

1501 McGill College Avenue

Suite 2600

Montréal, Québec H3A 3A9

Attention:	Olivier Désilets & Sébastien Thériault
Email:	[Redacted – Address Details]

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Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day). Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 8.6.

8.7 This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Applicable Laws of the Province of Ontario and the federal Applicable Laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof which would result in the application of the Applicable Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

8.8 Each of the parties hereto agrees with the others that: (i) money damages would not be a sufficient remedy for any breach of this Agreement by any of the parties; (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to equitable relief, including injunction and specific performance, in addition to any other remedies available to the party, in the event of any breach of the provisions of this Agreement; and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party’s obligations hereunder. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

8.9 If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.10 This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements, understandings, undertakings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided herein.

8.11 No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

8.12 This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[Remainder of the page intentionally left blank]

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IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

[●]

2707031 ONTARIO INC.

by
Stéphane Trudel
President and Secretary

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SCHEDULE A

OWNERSHIP OF SHARES OF FIRE & FLOWER HOLDINGS CORP.

Name	Class of security beneficially owned	Number of securities beneficially owned	Registered holder if different from beneficial owner	Total number of Shares owned or controlled